Exhibit 99.1

Deutsche Bank

The Group at a glance

	Six months ended
	Jun 30, 2018	Jun 30, 2017

Key financial information

Post-tax return on average shareholders’ equity	1.5%	3.2%

Post-tax return on average tangible shareholders’ equity	1.8%	3.8%

Cost/income ratio[1]	90.2%	86.3%

Compensation ratio[2]	44.6%	43.5%

Noncompensation ratio[3]	45.6%	42.8%

Total net revenues, in € m.	13,567	13,962

Provision for credit losses, in € m.	183	212

Total noninterest expenses, in € m.	12,241	12,049

Adjusted Costs	11,926	11,976

Income (loss) before income taxes, in € m.	1,143	1,701

Net income (loss), in € m.	521	1,041

Basic earnings per share	€0.09	€0.40

Diluted earnings per share	€0.09	€0.38

Share price at period end	€9.22	€15.53

Share price high	€16.46	€17.82

Share price low	€8.76	€14.70

	Jun 30, 2018	Dec 31, 2017

CRR/CRD 4 Leverage Ratio (fully loaded)	4.0%	3.8%

CRR/CRD 4 Leverage Ratio (phase in)	4.2%	4.1%

Fully loaded CRR/CRD 4 leverage exposure, in € bn.	1,324	1,395

Common Equity Tier 1 capital ratio (fully loaded)	13.7%	14.0%

Common Equity Tier 1 capital ratio (phase in)	13.7%	14.8%

Risk-weighted assets, in € bn.	348	344

Total assets, in € bn.	1,421	1,475

Shareholders’ equity, in € bn.	63	63

Book value per basic share outstanding	€29.83	€30.16

Tangible book value per basic share outstanding	€25.91	€25.94

Other Information

Branches	2,346	2,425

Thereof: in Germany	1,504	1,570

Employees (full-time equivalent)	95,429	97,535

Thereof: in Germany	42,139	42,526

1 Total noninterest expenses as a percentage of net interest income before provision for credit losses, plus noninterest income.

2 Compensation and benefits as a percentage of total net interest income before provision for credit losses, plus noninterest income.

3 Noncompensation noninterest expenses, which is defined as total noninterest expenses less compensation and benefits, as a percentage of total net interest income before provision for credit losses, plus noninterest income.

Due to rounding, numbers presented throughout this document may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Content	3	Management Report

	3	Operating and Financial Review
	3	Economic Environment
	4	Deutsche Bank Performance
	4	Consolidated Results of Operations
	7	Segment Results of Operations
	9	Corporate Divisions
	16	Financial Position
	18	Related Party Transactions
	19	Management and Supervisory Board
	20	Strategy
	23	Outlook
	23	The Global Economy
	24	The Banking Industry
	25	The Deutsche Bank Group
	26	Our Business Segments
	29	Risks and Opportunities
	32	Risk Report
	32	Introduction
	34	Risk and Capital Overview
	37	Risk and Capital Performance
	45	Leverage Ratio
	47	Credit Risk Exposure
	50	Asset Quality
	56	Market Risk
	58	Operational Risk
	58	Liquidity Risk

	61	Consolidated Financial Statements

	61	Consolidated Statement of Income
	62	Consolidated Statement of Comprehensive Income
	63	Consolidated Balance Sheet
	64	Consolidated Statement of Changes in Equity
	67	Consolidated Statement of Cash Flows

	69	Notes to the Consolidated
Financial Statements

	69	Basis of Preparation
	70	Impact of Changes in Accounting Principles
	71	Deutsche Bank’s Ownership Interest following Initial
Public Offering of DWS shares
	71	IFRS 9 Transition Impact Analysis
	79	Segment Information
	81	Information on the Consolidated Income Statement
	85	Information on the Consolidated Balance Sheet
	117	Other Financial Information

	121	Confirmations

	121	Review Report
	122	Responsibility Statement by the Management Board

	123	Other Information

	123	Non-GAAP Financial Measures
	126	Fully loaded CRR/CRD 4 Measures
	127	Imprint

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Economic Environment

Management Report

Operating and Financial Review

Economic Environment

The Global Economy

Economic growth ( %)	Jun 30, 2018[1]	Mar 31, 2018	Main driver

Globally	3.9%[2]	3.9%	Broad-based economic expansion led to robust growth. Leading indicators softened, reflecting growing international trade tensions.

Thereof:
Industrialized countries	2.3%	2.4%	In industrialized countries GDP growth was above the trend, supported by labor markets in several countries which are close to full employment.
Emerging markets	5.0%	5.0%	Emerging markets showed resilience to market pressures, but tighter liquidity amplified differentiation between countries.

Eurozone[3]	2.3%	2.6%	Several Eurozone countries headed towards full employment. The growth environment continued in the first half of 2018, but with less cyclical momentum.
Thereof: Germany	2.2%	2.5%	Very tight labor market, expansionary monetary policy and additional fiscal stimuli led to an above the trend growth. Growing trade tensions are headwind to growth.

U.S.[3]	3.0%	2.9%	The robust labor market is close to full employment. Wage growth strengthened further with positive impulses for private consumption. Investments grew due to an ongoing dynamic housing market and higher equipment investment.

Japan[3]	1.0%	1.7%	Uncertainty in U.S. trade policy and low capacity utilization restrained capital investment. Slower employment growth led to slower consumption growth in the first half of 2018. Monetary policy is still very loose.

Asia[3,4]	6.4%	6.1%	Strengthening intra-Asian trade was a growth driver. EM Asia remains the global power-house in terms of GDP growth.
Thereof: China	6.7%	6.5%	Stable economic growth. Real estate rebound was favorable for property investment, fiscal revenue, offsetting effect of fiscal tightening. Private credit growth was less expansive to avoid another rise in housing prices.

1 Sources: Deutsche Bank Research Forecasts.

2 Only forecasts on annual basis available.

3 Quarterly growth rates in % year over year.

4 Including China, India, Indonesia, Republic of Korea, and Taiwan.

Banking Industry

Following the most recent minor slowdown, momentum in the Eurozone’s private sector lending business picked up again slightly in the second quarter of 2018. However, growth rates remained modest overall at approximately 1 % year over year for companies and 2.5 % for households, falling behind the nominal macroeconomic growth rate. On the funding side, the pace of deposit expansion also increased slightly to approximately 3.5 % for households and 5.5 % for companies.

In Germany, most recent lending trends remained broadly unchanged, with year over year growth in mortgages of approximately 4.5 % and 5 % in corporate lending partly with only consumer loan growth slowing. Retail and corporate deposit growth of 4 % and 6 % respectively accelerated versus the levels seen in the first quarter of 2018.

In the U.S., corporate lending grew by more than 5 % year over year in the second quarter of 2018 despite further interest rate increases. Lending to private households rose by a steady 4%. Growth in private mortgage business slowed slightly, while consumer lending volumes increased by 7 % as compared to June last year. Overall, deposits increased again by approximately 4%.

The fast pace of private-sector lending growth in China slowed modestly to 13 % year over year, and retail lending grew at roughly twice the rate of corporate lending. Consistent with prior periods, deposits growth of 8.5 % lagged loan growth. As the loan to deposits ratio is fast approaching 100%, it is likely that Chinese banks will increasingly need to secure funding via the capital markets. In Japan, lending and deposit growth rates remained virtually unchanged in the second quarter as compared to the prior quarter, at 2 % and just under 4%, respectively.

In the first half of 2018, the global investment banking sector saw a year over year decline in bond issuance while equity origination and mergers and acquisitions volumes were broadly unchanged. Volumes in Equities trading were down slightly year over year in the second quarter of 2018, withe bond and derivatives trading were up moderately.

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Consolidated Results of Operations

Deutsche Bank Performance

Management sees the resilience of the Group, franchise and its execution capabilities in its financial results in the second quarter of 2018. The Bank executed on several of its key strategic objectives in the quarter in Private & Commercial Banking and Asset Management, including the successful merger of Postbank and Deutsche Bank’s German Private & Commercial Clients business in Germany into DB Privat- und Firmenkundenbank AG, creating Germany’s biggest Private and Commercial Bank with more than 20 million clients, of which more than 10 million are digital. The bank made substantial progress in reshaping its Corporate & Investment Bank by optimizing capital and resource allocation including leverage reductions in Equities and U.S. Rates. Management believes that the bank is on track to meet our near-term adjusted costs and headcount reduction targets. Conservative balance sheet management will provide a solid platform to continue reshaping the franchise and focus on growth.

The table below shows the Financial Key Performance Indicators (KPIs) of the Group for the first six months:

	Jun 30, 2018	Jun 30, 2017

Near-term operating performance

Post-tax return on average tangible shareholders’ equity[1]	1.8%	3.8%

Adjusted costs[2]	€11.9 bn	€12.0 bn

Employees³	95,429	96,652

Capital performance

CRR/CRD 4 Common Equity Tier 1 ratio (fully loaded)[4]	13.7%	11.8%

CRR/CRD 4 leverage ratio (phase in)[5]	4.2%	3.7%

1 Based on Net Income attributable to Deutsche Bank shareholders and additional equity components. Calculation is based on an effective tax rate of 54 % six months ended June 30, 2018 and 39 % for prior year’s comparative period. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this Interim Report.

2 Adjusted Costs are noninterest expenses excluding impairment of goodwill and other intangible assets, litigation and restructuring and severance. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this Interim Report.

3 Internal full-time equivalents..

4 The CRR/CRD 4 fully loaded Common Equity Tier 1 ratio represents our calculation of our Common Equity Tier 1 ratio without taking into account the transitional provisions of CRR/CRD 4. Further detail on the calculation of this ratio is provided in the Risk Report.

5 Further detail on the calculation of this ratio is provided in the Risk Report.

Consolidated Results of Operations

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2018	Jun 30, 2017	Absolute Change	Change in %	Jun 30, 2018	Jun 30, 2017	Absolute Change	Change in %
Net revenues:
Thereof:
CIB	3,579	3,618	(39)	(1)	7,424	8,026	(602)	(7)
PCB	2,542	2,559	(16)	(1)	5,182	5,263	(81)	(2)
AM	561	676	(116)	(17)	1,106	1,283	(177)	(14)
C&O	(91)	(237)	146	(62)	(145)	(610)	465	(76)

Total net revenues	6,590	6,616	(25)	0	13,567	13,962	(395)	(3)

Provision for credit losses	95	79	16	21	183	212	(29)	(14)

Noninterest expenses:

Compensation and benefits	3,050	2,921	129	4	6,052	6,068	(16)	0

General and administrative expenses	2,552	2,724	(172)	(6)	6,008	5,924	83	1

Impairment of goodwill and other intangible assets	0	6	(6)	N/M	0	6	(6)	N/M

Restructuring activities	182	64	118	183	181	50	131	N/M

Total noninterest expenses	5,784	5,715	69	1	12,241	12,049	192	2

Income (loss) before income taxes	711	822	(111)	(13)	1,143	1,701	(557)	(33)

Income tax expense (benefit)	310	357	(46)	(13)	622	660	(38)	(6)

Net income (loss)	401	466	(64)	(14)	521	1,041	(519)	(50)

N/M – Not meaningful

2018 to 2017 Three Months Comparison

Group net income of € 401 million in the second quarter of 2018 declined by € 64 million from the prior year period principally driven by higher noninterest expenses from restructuring activities as we executed on our strategic objectives. Diluted Earnings per share were € 0.03 in the quarter, and included the annual payment of € 292 million (equivalent to € 0.14 per diluted share) of post-tax coupons on Additional Tier 1 securities in the quarter.

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Consolidated Results of Operations

Group net revenues in the second quarter of 2018 decreased by € 25 million, to € 6.6 billion. Corporate & Investment Bank (CIB) revenues were broadly flat compared to the prior year, as lower revenues in Sales and Trading (S&T) are mostly offset by higher revenues in Global Transaction Banking (GTB) and Origination and Advisory as well as by positive impacts of Debit Valuation adjustment (DVA) on certain derivative liabilities. Net revenues in Private & Commercial Bank (PCB) were broadly flat versus the prior year period. The absence of negative impacts from a termination of a legacy Trust Preferred Security recorded in the prior year period was offset by lower gains from legacy positions in Sal. Oppenheim and impacts from the ongoing compression of deposit margins given the ongoing negative interest rate environment. Net revenues in Asset Management (AM) decreased reflecting one Alternatives fund that recognizes fees every other year as well as lower management fees driven by net outflows in Active and Alternatives, margin compression and absence of revenues from businesses exited in 2017. Negative revenues in Corporate & Other (C&O) improved, primarily from the absence of prior year’s realization of currency translation adjustment and loss on sale from disposal of non-strategic subsidiaries in Argentina and Uruguay, partly offset by higher negative revenues from cross currency basis.

Provision for credit losses were € 95 million in the second quarter of 2018, an increase of € 16 million, or 21%, compared to the same period in 2017. The increase was driven by PCB mainly due to the absence of the release of provisions related to a single credit exposure in Postbank in the second quarter of 2017, partly offset by higher releases in CIB reflecting the favorable credit environment.

Noninterest expenses were € 5.8 billion in the second quarter of 2018, an increase of € 69 million, or 1%, compared to the second quarter of 2017. Compensation and benefits of € 3.0 billion increased by € 129 million, or 4%. Positive effects from the reduction in headcount were offset by higher costs for the amortization of prior years’ deferred variable compensation and a more even distribution of current year variable compensation accruals. General and administrative expenses were € 2.6 billion, a decrease of € 172 million, or 6%, primarily from management actions on vendor spend resulting in lower costs for professional service fees, decreased IT costs and lower cost for communication and data services. Restructuring expenses in the second quarter of 2018 were € 182 million, an increase of € 118 million compared to the second quarter of 2017, primarily reflecting ongoing efforts to reshape the CIB business.

Income before income taxes was € 711 million in the second quarter of 2018, a decrease of € 111 million, or 13%, as compared to the second quarter of 2017. This decrease was mainly attributable to higher compensation and benefits and restructuring costs.

Income tax expense in the current quarter was € 310 million versus € 357 million in the second quarter of 2017. The effective tax rate of 44 % was mainly impacted by non-tax deductible expenses. The prior year quarter’s effective tax rate was 43%.

Post-tax return on average tangible shareholders’ equity was 2.7 % in the second quarter of 2018, compared to 3.2 % in the second quarter of 2017.

2018 to 2017 Six Months Comparison

Net income in the first six months of 2018 was € 521 million, compared to € 1.0 billion in the first six months of 2017, principally reflecting a decline in revenues and higher restructuring activities. Diluted Earnings per share were € 0.09 in the first half of 2018, and included the annual payment of € 292 million (equivalent to € 0.14 per diluted share) of post-tax coupons on Additional Tier 1 securities.

Group net revenues in the first six months of 2018 decreased by € 395 million, or 3%, to € 13.6 billion. Net revenues in CIB were primarily impacted by lower volumes across businesses, unfavorable foreign exchange rate movements, client perimeter reduction in 2017 and a change in funding costs allocation methodology. The decline was partly offset by gains on sale and the positive impact of DVA on certain derivative liabilities compared to losses on DVA in the prior year period. Net revenues in PCB were impacted by the low interest rate environment, lower impact from workout activities of legacy positions in Sal. Oppenheim, a loss related to the agreement to sell the retail business in Portugal and a transaction-related valuation impact in the context of the agreement on the partial sale of the Polish retail business. The decline was largely offset by higher loan revenues, a gain on the sale of a Postbank property and the absence of negative impacts from last year’s termination of legacy Trust Preferred Securities. Revenues in AM decreased primarily due to the absence of revenues from businesses exited during 2017, negative flows, lower performance fees resulting from the absence of bi-annual fees in 2017, lower management fees due to unfavorable foreign exchange rate movements and margin compression. Negative revenues in Corporate & Other (C&O) decreased, primarily driven by valuation and timing differences and the absence of prior year’s currency translation adjustment realization and loss on sale from the disposal of non-strategic subsidiaries in Argentina and Uruguay.

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Consolidated Results of Operations

Provision for credit losses were € 183 million in the first six months of 2018, a decrease of € 29 million, or 14%, compared to the same period in 2017. The decrease was driven by CIB primarily due to the favorable development in the Shipping sector, partly offset by an increase in PCB due to the absence of the release of provisions related to a single credit exposure in Postbank in 2017.

Noninterest expenses were € 12.2 billion in the first six months of 2018, an increase of € 192 million, or 2%, as compared to the first six months of 2017. Compensation and benefits amounted to € 6.1 billion, down by € 16 million. Higher expense for variable compensation was primarily offset by the impact from headcount reductions and favorable foreign exchange movements. General and administrative expenses were € 6.0 billion, an increase of € 83 million, or 1%, compared to the first six months of 2017, mainly due to higher bank levy charges, increased litigation related expenses and IT costs, partly offset by management actions on vendor spend resulting in lower professional service fees and reduced costs for communication and data services. Restructuring expenses were € 181 million, an increase of € 131 million, reflecting mainly measures to reshape the CIB business.

Income before income taxes was € 1.1 billion in the first six months of 2018, a decrease of € 557, million or 33%, as compared to the first six months of 2017. The decline is primarily attributable to lower revenues and higher noninterest expenses including restructuring costs.

Income tax expense in the first six months of 2018 was € 622 million versus € 660 million in the first six months of 2017. The effective tax rate of 54 % was mainly impacted by non-tax deductible expenses and tax effects related to share based payments. In the first six months of 2017 the effective tax rate was 39%.

Post-tax return on average tangible shareholders’ equity was 1.8 % in the first half of 2018, compared to 3.8 % in the first half of 2017.

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Segment Results of Operations

Segment Results of Operations

The following tables present the results of the business segments, including the reconciliation to the consolidated results under IFRS, for the three and six months ended June 30, 2018 and June 30, 2017. See the “Segment Information” note to the consolidated financial statements for information regarding changes in the presentation of our segment disclosure.

				Three months ended Jun 30, 2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	3,579	2,542	561	(91)	6,590

Provision for credit losses	11	86	(1)	(2)	95

Noninterest expenses:

Compensation and benefits	1,059	1,000	194	798	3,050

General and administrative expenses	1,848	1,184	240	(721)	2,552

Impairment of goodwill and other intangible assets	0	0	0	0	0

Restructuring activities	165	11	7	0	182

Total noninterest expenses	3,071	2,194	441	77	5,784

Noncontrolling interests	21	0	26	(48)	0

Income (loss) before income taxes	475	262	93	(119)	711

Cost/income ratio (in %)	86	86	79	0	88

Assets	1,076,696	337,744	9,937	N/M	1,420,960

Risk-weighted assets (CRD 4 - fully loaded)	235,060	88,031	9,498	15,730	348,319

CRD 4 leverage exposure	963,038	348,542	4,767	7,816	1,324,163

Average shareholders’ equity	43,600	14,041	4,595	0	62,236

Average tangible shareholders’ equity	40,603	11,991	1,492	0	54,086

Post-tax return on average tangible shareholders’ equity (in %)[1]	3.4	6.3	18.0	N/M	2.7

Post-tax return on average shareholders’ equity (in %)[1]	3.1	5.4	5.9	N/M	2.3

N/M – Not meaningful

1  The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 44%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 28%.

				Three months ended Jun 30, 2017
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	3,618	2,559	676	(237)	6,616

Provision for credit losses	56	22	0	1	79

Noninterest expenses:

Compensation and benefits	973	989	202	757	2,921

General and administrative expenses	1,887	1,214	234	(611)	2,724

Impairment of goodwill and other intangible assets	6	0	0	0	6

Restructuring activities	66	(4)	2	0	64

Total noninterest expenses	2,933	2,199	438	145	5,715

Noncontrolling interests	19	(1)	1	(19)	0

Income (loss) before income taxes	611	338	238	(364)	822

Cost/income ratio (in %)	81	86	65	0	86

Assets	1,210,220	332,531	11,509	14,473	1,568,734

Risk-weighted assets (CRD 4 - fully loaded)	241,915	88,534	9,018	15,221	354,688

CRD 4 leverage exposure	1,078,567	345,998	3,268	14,610	1,442,443

Average shareholders’ equity	44,991	15,323	4,698	0	65,013

Average tangible shareholders’ equity	41,962	13,196	924	0	56,082

Post-tax return on average tangible shareholders’ equity (in %)[1]	3.9	6.9	68.9	N/M	3.2

Post-tax return on average shareholders’ equity (in %)[1]	3.6	5.9	13.5	N/M	2.7

N/M – Not meaningful

1  The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 43%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 33%.

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Segment Results of Operations

				Six months ended Jun 30, 2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	7,424	5,182	1,106	(145)	13,567

Provision for credit losses	8	174	0	0	183

Noninterest expenses:

Compensation and benefits	2,121	1,977	388	1,566	6,052

General and administrative expenses	4,415	2,450	517	(1,375)	6,008

Impairment of goodwill and other intangible assets	0	0	0	0	0

Restructuring activities	178	(7)	9	0	181

Total noninterest expenses	6,715	4,421	914	191	12,241

Noncontrolling interests	24	0	26	(51)	0

Income (loss) before income taxes	678	586	165	(286)	1,143

Cost/income ratio (in %)	90	85	83	0	90

Assets	1,076,696	337,744	9,937	N/M	1,420,960

Risk-weighted assets (CRD 4 - fully loaded)	235,060	88,031	9,498	15,730	348,319

CRD 4 leverage exposure	963,038	348,542	4,767	7,816	1,324,163

Average shareholders’ equity	43,650	14,248	4,606	0	62,504

Average tangible shareholders’ equity	40,665	12,151	1,258	0	54,074

Post-tax return on average tangible shareholders’ equity (in %)[1]	2.4	7.0	18.9	N/M	1.8

Post-tax return on average shareholders’ equity (in %)[1]	2.2	5.9	5.2	N/M	1.5

N/M – Not meaningful

1  The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 54%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 28%.

				Six months ended Jun 30, 2017
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues	8,026	5,263	1,283	(610)	13,962

Provision for credit losses	113	100	0	0	212

Noninterest expenses:

Compensation and benefits	2,109	1,994	400	1,565	6,068

General and administrative expenses	4,289	2,454	455	(1,274)	5,924

Impairment of goodwill and other intangible assets	6	0	0	0	6

Restructuring activities	99	(52)	4	0	50

Total noninterest expenses	6,502	4,396	860	291	12,049

Noncontrolling interests	23	(1)	1	(23)	0

Income (loss) before income taxes	1,388	768	422	(878)	1,701

Cost/income ratio (in %)	81	84	67	0	86

Assets	1,210,220	332,531	11,509	14,473	1,568,734

Risk-weighted assets (CRD 4 - fully loaded)	241,915	88,534	9,018	15,221	354,688

CRD 4 leverage exposure	1,078,567	345,998	3,268	14,610	1,442,443

Average shareholders’ equity	42,979	14,915	4,695	184	62,773

Average tangible shareholders’ equity	40,005	12,873	768	182	53,828

Post-tax return on average tangible shareholders’ equity (in %)[1]	4.7	8.0	73.7	N/M	3.8

Post-tax return on average shareholders’ equity (in %)[1]	4.3	6.9	12.1	N/M	3.2

N/M – Not meaningful

1  The post-tax return on average tangible shareholders’ equity and average shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 39%. For the post-tax return on average tangible shareholders’ equity and average shareholders’ equity of the segments, the applied tax rate was 33%.

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Corporate Divisions

Corporate Divisions

Corporate & Investment Bank (CIB)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2018	Jun 30, 2017	Absolute Change	Change in %	Jun 30, 2018	Jun 30, 2017	Absolute Change	Change in %
Net revenues:

Global Transaction Banking	1,008	967	41	4	1,926	2,009	(83)	(4)

Equity Origination	108	115	(7)	(6)	183	268	(84)	(32)
Debt Origination	316	311	5	2	633	702	(70)	(10)
Advisory	153	137	16	12	241	250	(9)	(4)
Origination and Advisory	577	563	14	2	1,057	1,220	(163)	(13)

Sales & Trading (Equity)	540	577	(37)	(6)	1,111	1,311	(199)	(15)
Sales & Trading (FIC)	1,372	1,646	(274)	(17)	3,255	3,870	(615)	(16)
Sales & Trading	1,912	2,224	(311)	(14)	4,366	5,180	(814)	(16)

Other	81	(136)	217	N/M	76	(383)	459	N/M

Total net revenues	3,579	3,618	(39)	(1)	7,424	8,026	(602)	(7)

Provision for credit losses	11	56	(45)	(80)	8	113	(105)	(93)

Noninterest expenses:

Compensation and benefits	1,059	973	86	9	2,121	2,109	12	1

General and administrative expenses	1,848	1,887	(39)	(2)	4,415	4,289	127	3

Impairment of goodwill and other intangible assets	0	6	(6)	N/M	0	6	(6)	N/M

Restructuring activities	165	66	98	148	178	99	80	81

Total noninterest expenses	3,071	2,933	139	5	6,715	6,502	212	3

Noncontrolling interests	21	19	3	14	24	23	2	7

Income (loss) before income taxes	475	611	(136)	(22)	678	1,388	(711)	(51)

N/M – Not meaningful

2018 to 2017 Three Months Comparison

During the second quarter of 2018, CIB made significant progress in executing on its key objectives, mostly notably in reducing leverage exposure and front office headcount. Income before income taxes in the second quarter of 2018 was € 475 million (second quarter of 2017: € 611 million). The decrease year over year was mainly driven by higher noninterest expenses from higher restructuring costs in the current quarter.

CIB net revenues for the second quarter of 2018 were € 3.6 billion, a decrease of € 39 million or 1 % year over year as higher revenues within Global Transaction Banking and Origination and Advisory were largely offset by lower Sales and Trading (FIC) revenues. In addition, the second quarter 2018 included DVA gains compared to significant losses in the second quarter of 2017.

Global Transaction Banking net revenues were € 1.0 billion, an increase of € 41 million or 4%. Revenues included a € 57 million gain on sale on an asset disposal which was completed during the quarter. Cash Management revenues were lower as a result of continued negative rates in Europe and the impact of changes to our perimeter adjustments, partly offset by an increase in volumes. Trade revenues were essentially flat, with improved business momentum offset by lower revenues in structured products due to ongoing margin compression. Trust, Agency and Securities Services revenues were significantly higher driven by the aforementioned gain on sale and strong business momentum.

Origination and Advisory generated net revenues of € 577 million in the second quarter of 2018, an increase of € 14 million, or 2%. Equity Origination revenues were 6 % lower, as strong deal closure in the U.S. and Asia Pacific was offset by underperformance in EMEA. Debt Origination revenues were 2 % higher, with market share gains across leveraged debt origination in a significantly lower fee pool environment. Revenues in Advisory were 12 % higher versus a strong prior year quarter based on the execution of the deal pipeline.

Sales & Trading (FIC) net revenues were € 1.4 billion, a decrease of € 274 million or 17%. Credit revenues were significantly lower compared to a strong prior year quarter, with slower performance across the Flow business and significant revenue events in Structured Credit in the prior year. Rates revenues were significantly lower, mainly in Europe from lower volatility and decreased issuance levels, as well as from the impact of balance sheet reductions in the U.S. as a result of our strategic measures. Foreign Exchange revenues were slightly lower, while revenues in Emerging Markets were significantly lower due to underperformance in Latin America with Eastern Europe, Middle East and Africa regions showing solid performance. Foreign Exchange and Rates Asia Pacific revenues were higher driven by improved flow in Asia and Australia.

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Corporate Divisions

Sales & Trading (Equity) generated net revenues of € 540 million, a decrease of € 37 million, or 6%. Prime Finance revenues were higher driven by higher margins and gains in inventory management. Equity Derivatives revenues were significantly lower due to reduced flow in Europe and APAC, partly offset by strong performance in the Americas. Cash Equity revenues were lower due to underperformance in the Americas partly driven by trading losses while EMEA and APAC performed well.

Other revenues were a gain of € 81 million, compared to negative € 136 million in the second quarter of 2017. This was driven by a gain of € 56 million (2017: a loss of € 104 million) relating to the impact of DVA on certain derivative liabilities. The segment also saw higher revenues in the investment-grade lending portfolio.

Provision for credit losses was € 11 million compared to € 56 million in the prior year quarter. The low level of provisions reflects the favorable credit environment.

Noninterest expenses in the second quarter were € 3.1 billion, an increase of 5 % from the prior year quarter, reflecting higher restructuring costs, lower litigation provision releases and higher variable compensation accrual and amortization were partly offset by non-compensation cost reductions of 10%. Excluding the effects of litigation, restructuring, severance and goodwill impairment, costs were essentially flat year over year.

2018 to 2017 Six Months Comparison

CIB revenues in the first half of 2018 were € 7.4 billion, decreasing by € 602 million or 7 % in the first half of 2017. The year over year reduction was primarily driven by Sales & Trading and to a lesser extent Origination and Advisory and Global Transaction Banking, partly offset by DVA gains compared to a loss in the first half of 2017. Income before income taxes in the first half of 2018 was € 678 million (first half 2017: income € 1.4 billion). The decrease year over year was mainly driven by lower revenues, higher litigation provisions and higher severance and restructuring costs.

Global Transaction Banking net revenues were € 1.9 billion, a decrease of € 83 million or 4%. Cash Management revenues were lower, as a result of client perimeter reductions in 2017 and a change in funding costs allocation methodology. Trade revenues were slightly lower, particularly in structured products due to ongoing margin compression. Trust, Agency and Securities Services revenues were higher driven by a gain on sale on an asset disposal, strong business momentum and increased interest rates in the U.S.

Origination and Advisory revenues were € 1.1 billion, a € 163 million or 13 % decrease compared to the prior year. Debt Origination revenues were € 70 million or 10 % lower in a significantly reduced fee pool, though the business has seen significant market share gains across leveraged loans and high yield. Equity Origination revenues were € 84 million or 32 % lower, with the reduction partly driven by block trade losses in the first quarter of the year. Advisory revenues were slightly lower with strong deal closure in the second quarter largely offsetting the adverse year over year developments seen in the first quarter.

Sales & Trading (FIC) revenues were € 3.3 billion, a decrease of € 615 million or 16%. Credit revenues were lower compared to a strong prior year driven by slower performance across the Flow businesses and significant revenue events in Structured Credit in the prior year. Rates revenues were lower compared to the prior year, in particular in Europe. Foreign Exchange revenues were slightly lower. Revenues in Emerging Markets were significantly lower due to underperformance in Latin America, specifically in the Flow business. Foreign Exchange and Rates Asia Pacific revenues were lower due to margin pressure in Asia and lower volumes in Japan, specifically within the first quarter of the year.

Sales & Trading (Equity) generated net revenues of € 1.1 billion, a decrease of € 199 million, or 15%. Revenues in Prime Finance were essentially flat. Equity Derivative revenues were significantly lower due to reduced client flow across both Europe and Asia Pacific, partly offset by a solid performance in the U.S., which benefited from increased volatility in the first quarter of 2018. Cash Equity revenues were lower due to trading losses in the Americas and the non-recurrence of a gain on sale on an equity investment in the first half of 2017.

Other revenues were positive € 76 million, compared to negative € 383 million in the first half of 2017. This was driven by a gain of € 118 million (2017: a loss of € 323 million) relating to the impact of DVA on certain derivative liabilities. The segment also saw higher revenues in the investment-grade lending portfolio.

Provision for credit losses were € 8 million compared to € 113 million in the first half of 2017. In the first half of 2018 de-risking on the shipping portfolio has made further progress. The benign macro-economic situation supported the low level of net provisions compared to the prior year.

Noninterest expenses in the first half of 2018 were € 6.7 billion, an increase of 3 % compared to the prior year. Increased restructuring costs, higher bank levy charges, lower litigation provision releases and increased variable compensation accrual and amortization drove the increases. Excluding the effects of litigation, restructuring, severance and goodwill impairment, costs were essentially flat year over year.

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Corporate Divisions

Private & Commercial Bank (PCB)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2018	Jun 30, 2017	Absolute Change	Change in %	Jun 30, 2018	Jun 30, 2017	Absolute Change	Change in %

Net revenues:

Private and Commercial Business (Germany)	1,635	1,573	61	4	3,471	3,209	262	8

Private and Commercial Business (International)[1]	376	395	(19)	(5)	749	767	(18)	(2)

Wealth Management (Global)	470	523	(53)	(10)	896	1,139	(243)	(21)

Exited businesses[2]	62	67	(6)	(8)	66	148	(82)	(55)

Total net revenues	2,542	2,559	(16)	(1)	5,182	5,263	(81)	(2)

thereof:
Net interest income	1,516	1,536	(20)	(1)	3,001	2,924	77	3
Commissions and fee income	793	852	(58)	(7)	1,661	1,775	(114)	(6)
Remaining income	233	171	62	36	520	563	(44)	(8)

Provision for credit losses	86	22	64	N/M	174	100	74	74

Noninterest expenses:

Compensation and benefits	1,000	989	11	1	1,977	1,994	(17)	(1)

General and administrative expenses	1,184	1,214	(30)	(2)	2,450	2,454	(4)	0

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M

Restructuring activities	11	(4)	14	N/M	(7)	(52)	46	(87)

Total noninterest expenses	2,194	2,199	(4)	0	4,421	4,396	25	1

Noncontrolling interests	0	(1)	1	N/M	0	(1)	1	N/M

Income (loss) before income taxes	262	338	(76)	(23)	586	768	(182)	(24)

N/M – Not meaningful

1 Covers operations in Belgium, India, Italy and Spain.

2 Covers operations in Poland and Portugal as well as Private Client Services (PCS) and Hua Xia in historical periods.

2018 to 2017 Three Months Comparison

During the second quarter of 2018, PCB made substantial progress in the execution of its strategy including the legal merger of Postbank and Deutsche Bank’s private and commercial clients business in Germany.

PCB generated income before taxes of € 262 million in the second quarter of 2018, a € 76 million, or 23%, decrease compared to the prior year period in part driven by approximately € 65 million of investments related to the aforementioned merger in the second quarter of 2018.

Net revenues of € 2.5 billion decreased by € 16 million, or 1%, compared to the prior year period. Revenues in the second quarter of 2018 included € 81 million related to the workout of legacy positions in Wealth Management. The second quarter of 2017 included specific items which in aggregate had a positive impact of € 17 million, including a positive effect of € 135 million from the workout of legacy positions in Wealth Management and a negative effect of € 118 million from the termination of a legacy Trust Preferred Security recorded in Private and Commercial Business (Germany). In addition to the specific items revenues benefited from loan growth and were negatively impacted by the continued deposit margin compression and lower income from interest rate risk hedges.

Net revenues in the Private and Commercial Business (Germany) increased by € 61 million, or 4%, compared to the prior year period. The increase in remaining income was mainly attributable to the non-recurrence of the termination of a legacy Trust Preferred Security mentioned above, which had a negative effect of € 118 million in the second quarter last year on remaining income. Remaining income also included lower income from interest rate risk hedges. Net interest income in the German businesses was essentially flat compared to the second quarter of 2017. Growth in mortgage and commercial loans compensated for the impact of the low interest rate environment on deposit revenues. The year over year comparison also benefited from a positive valuation effect related to home savings liabilities and a positive impact from mortgage loans previously measured at fair value and measured at amortized cost basis since the adoption of IFRS 9. Commission and fee income declined slightly compared to the prior year period driven by lower revenues from postal services subsequent to a contract alignment.

Net revenues in the Private and Commercial Business (International), which covers our operations in Belgium, India, Italy and Spain, decreased by € 19 million, or 5%, compared to the prior year period. Net revenues in the second quarter of 2017 benefited from a smaller asset sale transaction, reported in remaining income. Net interest income slightly increased compared to the second quarter of 2017 with loan growth more than offsetting the impact of continued low interest rate environment. Commission and fee income was essentially flat compared to the previous year period.

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Corporate Divisions

Net revenues in Wealth Management (Global) declined by € 53 million, or 10%, driven by the € 54 million lower impact from the workout of legacy positions in the Sal. Oppenheim franchise. Excluding this effect, net revenues were essentially flat compared to the prior year quarter. Revenue growth in the Asia-Pacific region reflecting strong capital markets activity and loan growth as well as higher revenues in the Americas region were partly offset by lower client revenues in EMEA.

Net revenues in exited businesses, which include units which were sold (Hua Xia, Private Client Services) or for which a sales agreement has been concluded (operations in Poland and Portugal), declined by € 6 million, or 8%, mainly due to a transaction-related valuation impact in the context of the agreement on the partial sale of the Polish retail business.

Provision for credit losses of € 86 million remained at a low level reflecting the quality of the portfolio in a benign economic environment. Compared to the prior year period, provisions for credit losses increased by € 64 million, mainly due to a provision release in the second quarter of 2017 related to a single credit exposure in the Private and Commercial Business (Germany). Both periods included smaller and comparable gains from portfolio sales.

Noninterest expenses of € 2.2 billion declined by € 4 million compared to the second quarter of 2017. The second quarter of 2018 included incremental investment spending of approximately € 65 million mainly related to the merger of Postbank and Deutsche Bank’s Private and Commercial Clients business in Germany. This was offset by a beneficial impact from the release of litigation provisions.

PCB’s Assets under Management of € 503 billion increased by € 6 billion compared to March 31, 2018. The increase was attributable to foreign exchange rate movements and market appreciation as well as € 1 billion net inflows primarily in the Wealth Management business.

2018 to 2017 Six Months Comparison

PCB’s results in the first half of 2018 were impacted by the execution of our strategic objectives. Income before income taxes of € 586 million decreased by € 182 million year over year. The decrease was mainly attributable to specific items related to the execution of our strategic objectives including investment spending and charges for the business disposals as well as higher provision for credit losses, as the prior year period benefited from a provision release.

Net revenues of € 5.2 billion decreased by € 81 million, or 2%, compared to the prior year period. The revenue contribution from the exited businesses was € 82 million lower compared to the prior year period including a loss related to the agreement to sell the retail business in Portugal and a transaction related valuation impact in the context of the partial sale of the Polish retail business. Beyond that, net revenues in both periods benefited from specific items of € 237 million in the first half of 2018 compared to € 192 million in the first half of 2017.

Net revenues in the Private and Commercial Business (Germany) increased by € 262 million, or 8%, compared to the prior year period. The increase in remaining income was mainly attributable to a € 156 million gain from a property sale in the first quarter of 2018 and the non-recurrence of the negative impact of € 118 million from the termination of a legacy Trust Preferred Security. Remaining income also included lower income from interest rate risk hedges. Net interest income increased slightly compared to the first half of 2017, driven by growth in loan revenues, positive valuation effects from home savings liabilities and a positive year over year impact from mortgage loans previously measured at fair value and measured at amortized cost basis since the adoption of IFRS 9. These effects more than compensated for the impact of the low interest rate environment on deposit revenues. Commission and fee income slightly decreased year over year. Lower revenues from postal services subsequent to a contract alignment as well as lower revenues from investment products were partly mitigated by higher fee income from current accounts.

In the Private and Commercial Business (International), net revenues decreased by € 18 million, or 2%, compared to the prior year period. Remaining income was significantly lower than in the previous year period, which benefited from an asset sale transaction. Net interest income remained essentially flat compared to the first half of 2017, with negative impacts from the ongoing low interest rate environment on deposit revenues mitigated by higher loan revenues. Commission and fee income also remained essentially flat compared to the previous year period.

Net revenues in Wealth Management (Global) declined by € 243 million, or 21%, driven by lower impact from the workout of legacy positions in the Sal. Oppenheim franchise. Beyond that, net revenues were impacted by unfavorable foreign exchange rate movements. Excluding these effects, net revenues were slightly higher compared to the prior year period. Revenue growth in the Asia-Pacific and Americas region was offset by lower revenues in EMEA and Germany in part impacted by MiFID II and strategic business decisions.

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Corporate Divisions

In the exited businesses, net revenues decreased by € 82 million, or 55%, compared to the prior year period, attributable to a € 61 million negative effect from the transactions in Portugal and Poland as well as € 20 million related to the disposal of the PCS unit in 2016.

Provision for credit losses of € 174 million increased by € 74 million, or 74%, compared to the prior year period. This increase reflected a provision release related to a single provision in Postbank in the previous year period as well as a single credit case in the first quarter of 2018. Both periods included impacts from portfolio sales, which were on comparable levels.

Noninterest expenses of € 4.4 billion increased by € 25 million, or 1%, compared to the first half of 2017, including € 46 million related to restructuring activities. Excluding restructuring activities, noninterest expenses were essentially flat compared to the prior year period. The first half of 2018 included incremental investment spending mainly related to the merger of Postbank and Deutsche Bank’s private and commercial clients business in Germany and costs related to the agreements to sell businesses in Portugal and Poland which were compensated by net releases of litigation provisions as well as lower compensation and benefits.

PCB’s Assets under Management of € 503 billion decreased by € 3 billion compared to December 31, 2017. The decline was attributable to market depreciation partly compensated by foreign exchange rate movements and net inflows of € 2 billion primarily in investment products in the Private and Commercial businesses. In Wealth Management, net inflows in Asia Pacific and Germany were partly offset by net outflows in EMEA and Americas.

Asset Management

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2018	Jun 30, 2017	Absolute Change	Change in %	Jun 30, 2018	Jun 30, 2017	Absolute Change	Change in %

Net revenues:

Management Fees	530	575	(45)	(8)	1,062	1,139	(78)	(7)

Performance and transaction fees	29	86	(57)	(66)	47	105	(58)	(55)

Other revenues	1	15	(14)	(95)	(3)	38	(42)	N/M

Total net revenues	561	676	(116)	(17)	1,106	1,283	(177)	(14)

Provision for credit losses	(1)	0	0	42	0	0	0	(64)

Total noninterest expenses:

Compensation and benefits	194	202	(8)	(4)	388	400	(12)	(3)

General and administrative expenses	240	234	7	3	517	455	61	13

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M

Restructuring activities	7	2	5	N/M	9	4	5	133

Total noninterest expenses	441	438	3	1	914	860	55	6

Noncontrolling interests	26	1	25	N/M	26	1	25	N/M

Income (loss) before income taxes	93	238	(144)	(61)	165	422	(257)	(61)

N/M – Not meaningful

2018 to 2017 Three Months Comparison

Asset Management reported income before income taxes of € 93 million, a € 144 million or 61 % decline from the prior year period driven by higher non-controlling interest attributable to minority shareholders following the Initial Public Offering (IPO) in March 2018 as well as lower revenues.

Net revenues were € 561 million, a decrease of € 116 million, or 17%. Performance and transaction fees decreased by € 57 million or 66 % predominately due to the absence of fees in a specific fund that are usually paid on bi-annual basis, subject to meeting performance fee conditions. Management fees decreased by € 45 million or 8%, mainly driven by net outflows, margin compression and the absence of revenues from businesses exited during 2017, partly offset by better performance in Passive products. Other revenues were € 14 million lower compared to the prior year, primarily due to unfavorable investment income.

Noninterest expenses of € 441 million were essentially flat compared to the second quarter of 2017. Lower performance related compensation and lower central charges for services from Deutsche Bank group were offset by higher litigation costs, relating to a sold legacy business and higher MiFID II driven external research costs.

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Corporate Divisions

Assets under Management of € 692 billion increased by € 14 billion versus the first quarter of 2018. This increase was driven by performance and market appreciation of € 6 billion, largely driven by equity indices globally and favorable foreign exchange rate movements (primarily EUR/USD) of € 13 billion, partly offset by net outflows of € 5 billion. Net asset outflows were mainly in Fixed Income, Cash and Equity, partly offset by Passive inflows.

in € bn.	Active Equity	Active Fixed Income	Active Multi Asset	Active SQI	Active Cash	Passive	Alternatives	Assets under Management

Balance as of March 31, 2018	88	230	54	64	57	113	72	678

Inflows	3	15	3	4	130	14	2	171
Outflows	(5)	(21)	(3)	(3)	(132)	(11)	(2)	(176)
Net Flows	(2)	(6)	0	1	(1)	3	0	(5)
FX impact	1	6	0	0	2	3	2	13
Performance	4	(1)	1	1	0	1	1	6
Other	0	0	0	0	0	0	0	0

Balance as of June 30, 2018	91	229	55	66	57	119	75	692

Management fee margin (in bps)	75	14	38	25	9	25	52	31

2018 to 2017 Six Months Comparison

Asset Management reported Income before income taxes of € 165 million, a € 257 million or 61 % decrease from the prior year period driven by lower revenues, the impact of businesses exited in 2017 and disposals this year. In addition, results were impacted by higher amounts attributable to non-controlling minority interest in DWS following the initial public offering (IPO) in March 2018 with the shares of the holding company DWS Group GmbH & Co KGaA listed on the Frankfurt Stock Exchange.

Net revenues were € 1.1 billion, a decrease of € 177 million, or 14%. Management fees decreased by € 78 million or 7%, mainly driven by negative flows, margin compression and the absence of revenues from businesses exited during 2017. After a strong year for equity markets in 2017, the stock market volatility this year had a negative impact on the net flows and revenues for the first six months. Performance and transaction fees decreased by € 58 million or 55 % predominantly due to the absence of fees receivable on a bi-annual periodic basis on a specific fund which is subject to meeting performance fee conditions. Other revenues were significantly lower by € 42 million compared to the prior year, primarily due to non-recurring investment income included in first quarter of 2017, the net effect from businesses exited in 2017 and a loss on sale from the Private Equity business in Germany in 2018.

Noninterest expenses of € 914 million increased by € 55 million, driven by € 49 million non-operating costs. This increase was primarily due to litigation relating to a sold legacy business. Excluding this item, noninterest expenses were essentially flat, with slightly lower compensation costs and significantly lower charges for services from Deutsche Bank group largely offset by higher MiFID II driven external research costs, higher restructuring costs, higher costs for DWS operating as a stand-alone entity and a non-recurring tax reimbursement included in first half of 2017.

Assets under Management were € 692 billion, a decrease of € 10 billion versus December 31, 2017. This decrease was driven by net asset outflows of € 13 billion, unfavorable market development of € 5 billion, largely driven by equity indices globally, offset by favorable foreign exchange rate movements (primarily EUR/USD) of € 7 billion. Net asset outflows were mainly in Fixed Income, Equity, low margin cash and insurance assets, driven by the U.S. tax reform, partly offset by Passive inflows.

in € bn.	Active Equity	Active Fixed Income	Active Multi Asset	Active SQI	Active Cash	Passive	Alternatives	Assets under Management

Balance as of December 31, 2017	95	238	57	65	59	115	73	702

Inflows	8	31	5	7	251	31	5	338
Outflows	(12)	(40)	(7)	(6)	(254)	(27)	(5)	(351)
Net Flows	(4)	(10)	(2)	1	(3)	4	0	(13)
FX impact	1	3	0	0	1	2	1	7
Performance	(1)	(2)	(1)	0	0	(2)	1	(5)
Other	0	0	0	1	0	0	0	1

Balance as of June 30, 2018	91	229	55	66	57	119	75	692

Management fee margin (in bps)	75	14	39	25	8	25	53	31

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Corporate Divisions

Corporate & Other (C&O)

	Three months ended				Six months ended
in € m. (unless stated otherwise)	Jun 30, 2018	Jun 30, 2017	Absolute Change	Change in %	Jun 30, 2018	Jun 30, 2017	Absolute Change	Change in %

Net revenues	(91)	(237)	146	(62)	(145)	(610)	465	(76)

Provision for credit losses	(2)	1	(2)	N/M	0	0	1	N/M

Noninterest expenses:

Compensation and benefits	798	757	41	5	1,566	1,565	0	0

General and administrative expenses	(721)	(611)	(110)	18	(1,375)	(1,274)	(101)	8

Impairment of goodwill and other intangible assets	0	0	0	N/M	0	0	0	N/M

Restructuring activities	0	0	0	(100)	0	0	0	N/M

Total noninterest expenses	77	145	(69)	(47)	191	291	(100)	(34)

Noncontrolling interests	(48)	(19)	(29)	153	(51)	(23)	(28)	121

Income (loss) before income taxes	(119)	(364)	246	(67)	(286)	(878)	593	(67)

N/M – Not meaningful

2018 to 2017 Three Months Comparison

Corporate & Other (C&O) reported a loss before income taxes of € 119 million in the second quarter 2018, compared to a loss of € 364 million in the prior year quarter.

Net revenues were negative € 91 million in the second quarter 2018, compared to negative € 237 million in the prior year period, an improvement of € 146 million or 62%, primarily as the second quarter 2017 was impacted by the realization of currency translation adjustment and loss on sale of negative € 164 million associated with the disposal of non-strategic subsidiaries in Argentina and Uruguay. Overall, valuation and timing differences generated € 113 million of negative revenues in the second quarter 2018, compared to negative € 3 million in the prior year quarter, mainly driven by negative revenues from cross currency basis.

Noninterest expenses in C&O amounted to € 77 million in the second quarter 2018, a decrease of € 69 million, or 47 % compared to the prior year quarter. In the second quarter 2018 noninterest expenses included expenses associated with shareholder activities as defined in the OECD Transfer Pricing Guidelines not allocated to the business divisions of € 118 million, compared to € 100 million in the prior year period. Litigation costs amounted to € 44 million in the second quarter of 2018, compared to € 4 million in the prior year quarter. These increases were more than offset by positive effects from lower-than-planned infrastructure expenses in the second quarter 2018.

Noncontrolling interests are deducted from income before income taxes of the divisions and reversed in C&O. The increase from € 19 million in the second quarter 2017 to € 48 million in the second quarter 2018 was primarily related to DWS.

2018 to 2017 Six Months Comparison

Corporate & Other (C&O) reported a loss before income taxes of € 286 million in the first half of 2018, compared to a loss of € 878 million in the prior year period.

Net revenues amounted to negative € 145 million in the first half of 2018, compared to negative € 610 million in the prior year period, an improvement of € 465 million or 76%, with first half of 2017 negatively impacted by the realization of currency translation adjustment and loss on sale of negative € 164 million associated with the disposal of non-strategic subsidiaries in Argentina and Uruguay. Overall, valuation and timing differences amounted to negative € 77 million in the first half of 2018 primarily driven by cross currency basis, compared to negative € 190 million in the prior year period mainly related to own credit spread narrowing on the Fair Value Option debt issuance portfolio. In 2018, following the implementation of IFRS 9 on January 1, 2018, the idiosyncratic own credit risk component is reported as part of other comprehensive income (OCI) in Equity.

Noninterest expenses for C&O were € 191 million in the first half of 2018, a decrease of € 100 million, or 34%, compared to the first half of prior year. In the first half of 2018 noninterest expenses included expenses associated with shareholder activities as defined in the OECD Transfer Pricing Guidelines not allocated to the business divisions of € 214 million, compared to € 207 million in the prior year period. Litigation costs amounted to € 46 million in the first half of 2018, compared to € 4 million in the prior year period. These increases were more than offset by positive effects from lower-than-planned infrastructure expenses in the first half of 2018.

Noncontrolling interests are deducted from income before income taxes of the divisions and reversed in C&O. The increase from € 23 million in the first half of 2017 to € 51 million in the first half of 2018 was primarily related to DWS.

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Financial Position

Financial Position

Assets

in € m. (unless stated otherwise)	Jun 30, 2018	Dec 31, 2017	Absolute Change	Change in %

Cash and central bank balances	208,086	225,655	(17,569)	(8)

Interbank balances (w/o central banks)	10,872	9,265	1,607	17

Central bank funds sold and securities purchased under resale agreements	7,725	9,971	(2,246)	(23)

Securities borrowed	916	16,732	(15,816)	(95)

Financial assets at fair value through profit or loss
Trading assets	160,646	184,661	(24,015)	(13)
Positive market values from derivative financial instruments	347,582	361,032	(13,450)	(4)
Non-trading financial assets mandatory at fair value through profit and loss	93,370	N/A	93,370	N/M
Financial assets designated at fair value through profit or loss	673	91,276	(90,603)	(99)

Total financial assets at fair value through profit or loss	602,270	636,970	(34,700)	(5)

Financial assets at fair value through other comprehensive income	48,812	N/A	48,812	N/M

Financial assets available for sale	N/A	49,397	(49,397)	N/M

Equity method investments	851	866	(15)	(2)

Loans at amortized cost	390,965	401,699	(10,734)	(3)

Securities held to maturity	N/A	3,170	(3,170)	N/M

Property and equipment	2,540	2,663	(123)	(5)

Goodwill and other intangible assets	8,982	8,839	143	2

Other assets	130,663	101,491	29,172	29
Thereof: Brokerage and securities related receivables	102,278	83,015	19,263	23

Assets for current tax / Deferred tax assets	8,277	8,014	263	3

Total assets	1,420,960	1,474,732	(53,772)	(4)

Thereof: Total central bank funds sold, securities purchased under resale agreements and securities loaned across all applicable measurement categories	71,260	104,800	(33,540)	(32)
at amortized cost	8,641	26,703	(18,062)	(68)
mandatory at fair value through profit and loss	60,916	N/A	60,916	N/M
designated at fair value through profit and loss	0	78,097	(78,097)	N/M
at fair value through other comprehensive income	1,703	N/A	1,703	N/M
Thereof: Total loans across all applicable measurement categories	419,769	420,062	(293)	0
at amortized cost	390,965	401,699	(10,734)	(3)
at fair value through profit and loss (trading)	10,724	10,876	(152)	(1)
mandatory at fair value through profit and loss	13,269	N/A	13,269	N/M
designated at fair value through profit and loss	0	4,802	(4,802)	N/M
at fair value through other comprehensive income	4,811	N/A	4,811	N/M
available for sale at fair value	N/A	2,685	(2,685)	N/M

Liabilities and Equity

in € m. (unless stated otherwise)	Jun 30, 2018	Dec 31, 2017	Absolute Change	Change in %

Deposits	558,486	581,873	(23,387)	(4)

Central bank funds purchased and securities sold under repurchase agreements	14,310	18,105	(3,795)	(21)

Securities loaned	6,486	6,688	(202)	(3)

Financial liabilities at fair value through profit or loss
Trading liabilities	60,712	71,462	(10,750)	(15)
Negative market values from derivative financial instruments	333,375	342,726	(9,351)	(3)
Financial liabilities designated at fair value through profit or loss	39,920	63,874	(23,954)	(38)
Investment contract liabilities	560	574	(14)	(2)

Total financial liabilities at fair value through profit or loss	434,567	478,636	(44,069)	(9)

Other short-term borrowings	17,693	18,411	(718)	(4)

Other liabilities	155,095	132,208	22,887	17
Thereof: Brokerage and securities related payables	125,094	106,742	18,352	17

Provisions	3,349	4,158	(809)	(19)

Liabilities for current tax / Deferred tax liabilities	1,416	1,346	70	5

Long-term debt	157,553	159,715	(2,162)	(1)

Trust preferred securities	3,143	5,491	(2,348)	(43)

Obligation to purchase common shares	0	0	0	N/M

Total liabilities	1,352,099	1,406,633	(54,534)	(4)

Thereof: Total central bank funds purchased, securities sold under resale agreements and securities lend across all applicable measurement categories	52,247	79,674	(27,427)	(34)
at amortized cost	20,796	24,794	(3,998)	(16)
designated at fair value through profit and loss	31,451	54,880	(23,429)	(43)

Total equity	68,861	68,099	762	1

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Financial Position

We have aligned the presentation of the Financial Position with the Consolidated Balance Sheet disclosure. As a new feature, we additionally provide some summary items on selected products across all applicable accounting categories under IAS 39 and IFRS 9 for December 31, 2017 and June 30, 2018, respectively.

Movements in Assets

As of June 30, 2018, total assets decreased by € 53.8 billion (or 4%) compared to year-end 2017.

The overall decrease was primarily driven by a € 33.5 billion decrease in Central bank funds sold, securities purchased under resale agreements and securities borrowed, across all applicable balance sheet categories, primarily driven by managed reductions as a result of our balance sheet optimization initiatives, lower short coverage requirements and increased netting.

Trading assets decreased by € 24.0 billion, mainly driven by initiatives to exit businesses and de-risking activities as well as client positioning in Equities business.

Cash and central bank balances decreased by € 17.6 billion, primarily triggered by reductions in deposits and short-term borrowings.

Positive market values from derivative financial instruments decreased by € 13.5 billion, mainly attributable to interest rate products driven by increased swap rates.

Loans classifications have been significantly impacted by the adoption of IFRS 9. Loans previously classified at amortized cost under IAS 39 are now reported not only in loans at amortized cost, but also in non-trading financial assets mandatory at fair value through profit and loss and financial assets designated at fair value through other consolidated income. Across all of these categories, the actual business movement for loans is an decrease of only € 0.3 billion.

The decreases were partly offset by an increase in brokerage and securities related receivables by € 19.3 billion, following the seasonality pattern we typically observe of lower year-end levels versus higher volumes over the course of the year.

The € 9.9 billion increase in Other Assets excluding brokerage and securities related receivables is mainly driven by reclassifications of exposures to debt securities hold-to-collect following the implementation of IFRS 9 and reclassifications to assets held for sale subsequent to the agreement to sell our retail operations in Portugal.

The overall movement of the balance sheet included an increase of € 15.9 billion due to foreign exchange rate movements, mainly driven by strengthening of the U.S. Dollar versus the Euro. The effects from foreign exchange rate movements are also reflected in the development of the balance sheet line items discussed in this section.

Movements in Liabilities

As of June 30, 2018, total liabilities decreased by € 54.5 billion (or 4%) compared to year-end 2017.

The overall decrease was primarily driven by a € 27.4 billion decrease in central bank funds purchased, securities sold under repurchase agreements and securities loaned, across all applicable balance sheet categories, primarily driven by managed reductions as a result of our balance sheet optimization initiatives and increased netting.

Deposits decreased by € 23.4 billion during the period, partly due to expected seasonal outflows and reduction of excess cash within GTB. Managed reductions of excess cash in unsecured wholesale funding further contributed to the decrease. These decreases were partly offset by an increase in our PCB business, driven by continued customer inflows on current accounts.

Trading liabilities decreased by € 10.8 billion, mainly attributable to managed reductions in short positions to reduce short coverage requirements contributing to deleveraging activities.

Negative market values from derivative financial instruments decreased by € 9.4 billion, primarily due to the same factors as the movements in positive market values from derivative financial instruments as discussed above.

These decreases were partly offset by a € 18.4 billion increase in brokerage and securities related payables, primarily due to the same factors as the movements in brokerage and securities related receivables as discussed above.

Similar to total assets, the impact of foreign exchange rate movements during the period is already embedded in the overall movements in liabilities as discussed in this section.

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Related Party Transactions

Liquidity

Liquidity reserves amounted to € 279 billion as of June 30, 2018 (compared to € 280 billion as of December 31, 2017). We maintained a positive internal liquidity stress result as of June 30, 2018 (under the combined scenario), and our Liquidity Coverage Ratio for June 30, 2018 was 147% (compared to 144 % as of December 31, 2017).

Equity

The adoption of IFRS 9 led to a one-time transition effect on total equity of negative € 672 million, please refer to chapter “IFRS 9 Transition Impact Analysis” in this report. Total equity as of June 30, 2018 increased by € 1.4 billion compared to pro-forma total equity after the adoption of IFRS 9 as of January 1, 2018. The main factor contributing to this development was noncontrolling interests, which increased by € 1.3 billion, mainly as a result of the IPO and partial sale of Deutsche Bank’s subsidiary DWS Group GmbH & Co. KGaA (“DWS”). Further contributing to the increase were net income attributable to Deutsche Bank shareholders and additional equity components of € 481 million and net gain from exchange rate changes of € 364 million (relating especially to the U.S. dollar). Partly offsetting the increase were unrealized net losses of financial assets at fair value through OCI of € 338 million, coupons paid on additional equity components of € 292 million net of tax as well as cash dividends paid to Deutsche Bank shareholders of € 227 million.

Regulatory Capital

With effect from January 1, 2018, the CRR/CRD 4 “transitional” (or “phase-in”) rules under which CET 1 regulatory adjustments were phased in have reached a rate of 100%, together with the 100 % phase-out rate of minority interest only recognizable under the transitional rules. For RWA the grandfathering of equity investments at a risk-weight of 100 % expired by the end of 2017. Instead a risk weight between 190 % and 370 % determined based on Article 155 CRR under the CRR/CRD 4 is applied. Hence, starting 2018 onwards, the CET 1 capital and RWA figures will show no difference between CRR/CRD 4 and fully loaded CRR/CRD 4.

Our Common Equity Tier 1 (CET 1) capital according to CRR/CRD 4 decreased in the first half of 2018 by € 2.9 billion to € 47.9 billion as of June 30, 2018 (fully loaded rules applicable), compared with € 50.8 billion at the end of 2017 (based on transitional arrangements). Risk-weighted assets (RWA) according to CRR/CRD 4 were € 348.3 billion as of June 30, 2018, compared with € 343.3 billion at the end of 2017. The decrease in CRR/CRD 4 CET 1 capital and increase in RWA resulted in a CRR/CRD 4 CET 1 capital ratio of 13.7 % as of June 30, 2018, compared with 14.8 % at the end of 2017.

Our fully loaded CRR/CRD 4 CET 1 capital as of June 30, 2018 (now equal to CRR/CRD 4 CET 1 capital) amounted to € 47.9 billion, € 0.4 billion lower compared to € 48.3 billion as of December 31, 2017. RWA according to CRR/CRD 4 fully loaded were € 348.3 billion as of June 30, 2018 compared with € 344.2 billion at the end of 2017. Due to the decrease in CET 1 capital and increase in RWA our fully loaded CRR/CRD 4 CET 1 capital ratio as of June 30, 2018 decreased to 13.7 % as compared to 14.0 % at the end of 2017.

Further details on the development of Regulatory Capital and RWA can be found in the section “Risk Report” of this report under chapter “Regulatory Capital”.

Related Party Transactions

We have business relationships with several companies in which we own significant equity interests. We also have business relationships with a number of companies where members of our Management Board hold positions on boards of directors or non-executive boards. Our business relationships with these companies cover many of the financial services we provide to our clients generally. For more detailed information, please refer to the section “Other Financial Information” of this Interim Report.

Deutsche Bank	Operating and Financial Review
Interim Report as of June 30, 2018	Management and Supervisory Board

Management and Supervisory Board

Management Board

Christian Sewing was appointed with resolution of the Supervisory Board on April 8, 2018 with immediate effect as Chief Executive Officer. He succeeded John Cryan. Additionally, the Supervisory Board has appointed Management Board members Garth Ritchie and Karl von Rohr as Presidents.

Kim Hammonds and Dr. Marcus Schenck have left the bank’s Management Board with effect from the end of May 24, 2018. Deutsche Bank’s Corporate & Investment Bank has been led since then solely by Garth Ritchie, he was previously Co-Head of the division together with Dr. Marcus Schenck. The Private & Commercial Bank is now led solely by Frank Strauß, he was previously Co-Head of the division with Christian Sewing.

Supervisory Board

Wolfgang Böhr, Prof. Dr. Henning Kagermann, Sabine Irrgang, Louise M. Parent, Stefan Rudschäfski and Dr. Johannes Teyssen were members of the Supervisory Board of Deutsche Bank AG until the end of the Annual General Meeting on May 24, 2018.

The election of employee representatives took place on April 26, 2018:

–	Newly elected were: Ludwig Blomeyer-Bartenstein, Detlef Polaschek und Stephan Szukalski.
–	Re-elected were: Frank Bsirske, Jan Duscheck, Timo Heider, Martina Klee, Henriette Mark, Gabriele Platscher and Bernd Rose.

The Annual General Meeting on May 24, 2018 elected the following members into the Supervisory Board for a period of five years:

–	Gerd Alexander Schütz, founder and member of the Management Board of C-QUADRAT Investment AG,
–	Mayree Carroll Clark, founder and Managing Partner of Eachwin Capital LP,
–	John Alexander Thain, independent member of corporate management and supervisory bodies (formerly, among others, Chief Executive Officer of CIT Group),
–	Michele Trogni, Non-Executive Director of Morneau Shepell Inc..

Dina Dublon, independent member of corporate management and supervisory bodies (formerly among others, CFO of JP Morgan Chase & Co) was re-elected into the Supervisory Board with effect of the end of July 31. 2018.

Prof. Dr. Norbert Winkeljohann, Spokesman of the Executive Board of PricewaterhouseCoopers GmbH Wirtschaftsprüfungs-gesellschaft and Chairman of the Management Board of PwC Europe SE WPG (both until June 30, 2018) was elected with effect of August 1, 2018, for a period of five years.

At its subsequent meeting, the Supervisory Board elected Detlef Polaschek as Deputy Chairman.

Deutsche Bank	Strategy
Interim Report as of June 30, 2018	Management and Supervisory Board

Strategy

We are a leading European bank with global reach supported by a strong home base in Germany, Europe’s largest economy. We provide services in commercial and investment banking and retail banking as well as wealth and asset management products to corporations, governments, institutional investors, small and medium-sized businesses, and private individuals.

In the second quarter of 2018, we announced changes to our strategy and updates to our financial targets. Management is focused on materially improving returns to shareholders over time and on deploying our balance sheet and other resources to the highest return activities consistent with our client franchise and risk appetite. To achieve these primary objectives we have defined four key strategic imperatives: First, shift the bank to a more stable revenue and earnings profile. Second, execution on clearly defined strategies in our Private & Commercial Bank (PCB) and our Asset Management (AM) businesses. Third, reshape our Corporate & Investment Bank (CIB) towards a model which emphasizes our core strength in transaction banking, capital markets, financing and treasury solutions. And fourth, reduce our costs and commit to an uncompromising cost culture.

Achieving a more stable revenue and earnings profile

We aim to increase the share of revenues coming from recurring sources and will expand those businesses characterized by lower earnings volatility. By 2021, we aim to sustainably generate approximately half of our Group revenues from our Private & Commercial Bank and our Asset Management business, DWS. Together with revenues from our Global Transaction Bank these more stable business divisions should contribute about 65 % of our revenues. The more stable business mix should lower our funding costs, support our credit rating and make our performance more resilient even in very challenging environments or markets.

Growth in our Private & Commercial Bank and DWS

Our “Bank for Germany”, which includes Deutsche Bank’s Private & Commercial Clients business in Germany and Postbank, serves more than 20 million clients from a single company through our two distinct and strong brands: Deutsche Bank and Postbank. The strong positioning of the two brands, the broad customer base and the use of complementary strengths build the basis for significant cost and revenue synergies of € 900 million annually which we expect to realize in 2022 and beyond. A new operating model with a joint infrastructure and product platform as well as a joint management will help to achieve these targets.

We also want to strengthen our international Private & Commercial business. Having streamlined our geographic footprint with exits from Poland and Portugal, we plan to invest into our Italian and Spanish operations as we view them as attractive and growing markets.

We are proceeding with our plan of a digital platform for banking and non-banking solutions, in particular we will launch a platform for self-directed clients who have little need for advice in the fourth quarter of 2018. In Wealth Management we seek to grow our market share in both, Germany and internationally.

For DWS, with the IPO now complete, we focus on growing assets under management, improving efficiency and profitability and driving strong DWS shareholder return including a robust dividend.

Reshaping Corporate & Investment Bank

We will remain a leading European Corporate & Investment Bank with a global reach, and with activities in more than 60 countries. CIB will focus on its core product strengths and key markets and will scale back in areas which are no longer relevant for key clients or in which we no longer aspire to achieve a leading position.

We announced the three strategic updates for CIB to help us position ourselves as the leading institution in Europe whilst leveraging our core product strength globally. First, optimize our Origination and Advisory business: we will maintain a strong presence but we are focusing on sectors and segments that are most relevant for our most important clients or in which we have a strong global position. Second, pivot to our strengths in Fixed Income & Currencies (FIC): we are shrinking our Rates business in the U.S. while investing in our core strengths around Foreign Exchange, Structured Finance and European Rates business. Third, sharpen the focus in Equities: we will deepen existing, profitable client relationships and optimize our high-touch service model, in particular in Cash Equities where we plan to focus on electronic trading solutions. We will reduce leverage exposure in global prime finance by approximately a quarter. Furthermore, we continue to invest in our Global Transaction Bank. Overall, we intend to significantly reduce our cost to serve via workforce reductions and through modernization of platform.

Deutsche Bank	Strategy
Interim Report as of June 30, 2018	Management and Supervisory Board

In order to grow our margins we plan to reduce our front, middle and back-office costs in CIB. To manage the transition towards our target portfolio and to establish clear responsibilities and accountabilities, we intend to ensure that the non-strategic assets are wound down in an economically prudent manner.

Rigorous cost management

We are committed to reducing our costs. To strongly progress on this we have defined a three-pronged approach.

First, we will focus on delayering management structures across the organization to reduce cost and increase the speed of our decision-making. We expect this to result in a faster and more agile organization.

Second, we are implementing short-term cost reduction measures including significant workforce reductions, across our front-office and supporting infrastructure functions. Further measures include a rationalization of vendor costs and our real estate footprint worldwide, as well as working to improve the efficiency of our control systems.

Finally, we have initiated a strategic “Cost Catalyst” program which is intended to drive meaningful change in the expense culture of our bank, focusing on the organizational structures and processes that have led to weak expense management in the past.

Our Financial Targets

Our updated key operating targets are:

Near-term operating targets

–	Post-tax Return on Average Tangible Equity of greater than 4 % by 2019
–	Adjusted costs of € 23 billion in 2018, and € 22 billion in 2019
–	Full-time equivalent internal employees of below 93,000 by year-end 2018, and well below 90,000 in 2019

Our primary target is to generate a Post-tax Return on Average Tangible Equity of greater than 4 % in 2019. To reach this target, we believe we will need to reduce adjusted costs to € 22 billion in 2019.

As stated above, to reduce adjusted costs, we are working on a series of short-term and longer-term initiatives including headcount reductions. We target reaching full-time equivalent internal employees of below 93,000 by the end of 2018 and well below 90,000 in 2019.

Long-term operating target

–	Post-tax Return on Average Tangible Equity of circa 10 % in a normalized environment and on the basis of the achievement of our cost targets

As we execute on our near- and long-term operating targets, we intend to continue to manage our balance sheet conservatively, with the following capital targets:

Capital targets

–	CRR/CRD 4 Common Equity Tier 1 capital ratio above 13%
–	CRR/CRD 4 Leverage Ratio (phase-in) of 4.5 % over time
–	A competitive dividend payout ratio

Deutsche Bank	Strategy
Interim Report as of June 30, 2018	Management and Supervisory Board

Progress on strategy implementation

With a Post-tax Return on Average Tangible Equity of 1.8 % in the first half of 2018, we will strengthen efforts to improve towards our 2019 target. But we have made progress in our key near-term metrics. We are on track to reach our 2018 adjusted costs target, driven in part by the good progress in the second quarter of 2018 on headcount reductions. We reduced headcount by approximately 1,700 full-time equivalents to slightly above 95,400. As it relates to our key capital targets, our leverage exposure reduction is well under way and is running ahead of our stated objectives. We have reduced our leverage exposure by € 85 billion in the second quarter of 2018.

We have made progress on all of our strategic priorities in our Corporate & Investment Bank in the second quarter of 2018. We have reduced our presence in non priority sectors in Corporate Finance, for example closing our Houston office focused on the Oil & Gas sectors. Risk weighted assets and leverage exposure of our portfolio of non-strategic assets, which now primarily includes rates, credit, residual non-core and shipping assets, have been reduced by approximately half since inception driven by run-off and portfolio sales. Natural portfolio run-off will continue over the coming years and we will accelerate the run down if it is economic to do so. We have also reduced our headcount in Equities in the current quarter.

Following the IPO of DWS in the first quarter of 2018, our Asset Management business has begun to operate as an independent company and to build the foundation for long-term growth. The greater autonomy is enabling the business to be more agile in a rapidly evolving industry. To this end, DWS is executing on growth initiatives, including strategic hires into client coverage teams, in part to bolster institutional growth, as well as to support our Passive business, which has already started to accelerate sales. We also successfully added more clients to the digital advisory product in the quarter and we became the first asset manager to introduce its robo advisor platform to the unit-linked insurance market.

We have seen excellent progress with our Environmental, Social and Governance (ESG) strategy, illustrated by the recent launch of an innovative sustainability fund in partnership with Apple Inc. The closed-end fund will invest in solar and wind-based renewable energy projects in mainland China designed to deliver clean energy to the Chinese power grid, mitigating the environmental impact of Apple’s global manufacturing supply chain. We also integrated Sal. Oppenheim’s quantitative investment management business to help expand our Centre of Expertise for quantitative strategies. In June 2018, we announced an agreement – subject to approvals by respective governing bodies and regulatory authorities – for BNP Paribas Securities Services to provide DWS with fund administration, depositary and custody services in Germany and Luxembourg for actively managed funds. As part of this mandate we will transfer our fund administration unit, including personnel, to BNP. Once fully implemented, we expect this to decrease costs, reduce our application landscape and simplify our operating model.

In our Private & Commercial Business we successfully launched Germany’s biggest Private & Commercial Bank: DB Privat- und Firmenkundenbank AG was entered in the Commercial Register on May 25, 2018. It is a wholly owned subsidiary of Deutsche Bank AG and the legal entity created by the merger of Deutsche Bank Privat- und Geschäftskunden AG and Deutsche Postbank AG. The merger is a key milestone towards achieving synergies of at least € 900 million per year by 2022. In this context, a capital waiver, which enables the bank to manage liquidity better across DB Privat- und Firmenkundenbank and other Deutsche Bank businesses, has been approved by ECB.

We continued to execute on our strategy to sharpen the focus and reduce complexity in our Private & Commercial Business International. The sale of the local business in Portugal to ABANCA Corporación Bancaria S.A is progressing well and the parties are aiming to close the transaction in the first half of 2019, subject to regulatory approvals and other conditions. Also, the announced disposal of the majority of the local business in Poland to Bank Zachodni WBK is progressing according to its schedule. The parties are aiming for a finalization of the transaction in the second half of 2018.

We additionally progressed on our efforts to make our global Wealth Management business more focused and efficient and are focusing on our growth agenda, including strategic hiring of Relationship Managers in growth areas. Furthermore, on June 30, 2018, we completed the integration of Sal. Oppenheim’s Wealth Management business into Deutsche Bank Group. The client advisory and client coverage expertise of both banks have been combined within the Private & Commercial Bank.

We continued to make progress on the simplification of our legal entity structure by closing a further six main entities in the second quarter of 2018. This takes the total to 76 against our original target of eliminating 90 legal entities.

Deutsche Bank	Outlook
Interim Report as of June 30, 2018	The Global Economy

Outlook

The following section should be read in conjunction with the Outlook section in the Management Report provided in the Annual Report 2017.

The Global Economy

For 2018, we expect global economic growth to be robust. Global GDP is expected to grow by 3.9%, slightly above the 2017 growth rate. In industrialized countries, GDP growth is expected to be at 2.3%, clearly above the trend and supported by labor markets in several countries close to full employment. In Emerging markets, GDP growth should accelerate to 5.0%, after 4.8 % in 2017. We expect global inflation rate to be at 3.3 % in 2018.

In the Eurozone, GDP should grow by 2.1 % and thus above the trend. In 2018, inflation is expected to increase slowly, mainly driven by a shrinking production gap and higher energy prices. However, it is expected to take a few more years for inflation to fully normalize. The ECB announced the end of net asset purchase program for December 2018. We expect the first ECB policy rate hike in the second half of 2019. Political risks could arise from the lack of confidence in the European Union as well as from the potentially unstable political situation in Italy. In Germany GDP growth is expected to increase to 2.0%, mainly driven by the domestic economy. The relative favorable wage agreements achieved in the first half of 2018 should strengthen the economic cycle. Inflation is expected to grow to 1.6 % in 2018.

In the U.S., economic growth is expected to accelerate to 2.9 % in 2018. We expect the U.S. tax reform to provide positive impetus for companies and households. Repatriation tax incentives may lead to a pick-up in demand, a tighter labor market with potentially higher wages and increased investment activity. Together with higher energy prices, this has already had an upward impact on inflation, partly counterbalanced by more interest rate hikes than previously expected by the Federal Reserve in 2018. Accordingly, we expect the inflation rate to be 2.5 % in 2018, clearly above target.

The Japanese economy is expected to decelerate to 0.8 % and the inflation rate should remain sluggish at 0.7%. The control of the yield curve should remain the key monetary target of the Bank of Japan. In 2018, economic growth in emerging markets is projected to rise slightly to 5.0%, and in Asia (excluding Japan) to be at 6.3%. Inflation in emerging markets is expected to rise slightly to 4.1 % after 3.8 % in 2017. In 2018, the Chinese economy should slow moderately to 6.6%, the lowest growth rate since 1990. The slowdown is expected to be driven by government policies to begin a process of deleveraging. The tightening up of Chinese monetary, fiscal, and property market policies is expected to continue in 2018. Inflation is expected to increase to 2.0%.

The heat map of global risks has slightly increased recently due to a further escalation of trade tensions. Other important risks are an early recession in the U.S. given the shape of the yield curve, global imbalances, erosion of confidence in the EU, political instability in Italy, Brexit, populist movements and geopolitical tensions between the U.S. and Iran. However, if any of these risks materialize in 2018 the impact on the economy and financial markets might be less severe than in previous years, as the higher economic momentum could have a protective effect. Inflation risks, which were silent for several years, have resurfaced as an economic risk. A faster than expected pick-up could surprise markets and lead to a sharp repricing of central bank rate rise expectations, which could be disruptive for risk assets – similar to the “taper tantrum” in 2013. Another risk is growth in China as we expect a deleveraging process to cool down the housing market. The Chinese authorities seem to be increasingly comfortable with slightly slower growth. If the deleveraging process substantially weighs on Chinese growth, the global economy may also be adversely affected. With at best a transitional deal in the near term, the risks of Brexit to the UK economy are not likely to easily or quickly dissipate.

Deutsche Bank	Outlook
Interim Report as of June 30, 2018	The Banking Industry

The Banking Industry

In the second half of 2018, the global banking industry is likely to be marked by rising economic uncertainty stemming from the emerging trade conflict; resulting downside risks for the otherwise strong global economy; and continued cautious normalization of monetary policy. Nevertheless, the environment for banks is by and large expected to remain favorable.

In Europe, Brexit negotiations are expected to reach a critical stage. While the risk of an extreme scenario has not been fully eliminated, the anticipated outcome is still one in which the UK does not stray too far from the EU, which should limit the economic friction. However, Brexit could result in significant changes for the financial industry and its regional hub in London, which may well lose access to the European Single Market. Aside from Brexit, the focus is likely to be on the ECB’s gradual phase-out of its ultra-loose monetary policy. The asset purchase program is due to be terminated by the end of the year, laying the groundwork for rising key rates in the coming year. A slight uptick in the pace of lending is possible. Bank earnings could remain largely stable this year, with continued cost discipline and shrinking risk provisions contributing to a moderate improvement in the earnings situation.

For German banks, the macroeconomic environment is similar to the environment in Europe overall. However, given the excellent credit quality, lending growth is expected to remain well above the average throughout the eurozone.

The outlook for U.S. banks remains extremely encouraging as they benefit from cuts to corporate tax rates; at the same time, interest margins are likely to continue to rise thanks to continued interest rate hikes by the Fed. Sustained strong economic growth is expected to help banks, both with respect to demand for loans as well as through solid capital markets business. A probable increase in risk premiums is not likely to have any outsized influence. It can therefore be expected that bank profits will climb to new record highs.

In China, the moderate easing in credit lending, which had recently been overheated, could continue. However, the general continuation of the strong economic trend will likely once again be reflected in solid results throughout the banking industry. In Japan, the outlook for institutions is not very favorable in light of a cooling economy and continued expansionary monetary policy.

The Basel Committee’s revisions to the modelling approaches for RWA (“Basel III framework agreement”) were finalized at the end of 2017. This concluded one of the most significant revisions to regulatory requirements following the financial crisis. In 2018, the focus will shift to the start of an expected multiyear process of implementing the framework into law in the EU and the U.S. As the process of implementing the Basel III framework agreement begins around the globe, risk remains that implementation will differ across jurisdictions and result in inconsistent impacts across regions.

In Europe, the implications of Brexit should become more clear through the remainder of 2018, with government representatives in the UK and other EU members agreeing on the transitional period, which will last from Brexit day on March 29, 2019 to December 31, 2020, and continuing work on a draft withdrawal treaty due to be ready for ratification by October 2018. At the same time progress should be made towards political agreement on key regulatory items that are outstanding, including updates to the Capital Requirements Regulation (CRR), reviews of European Supervisory Authorities (ESAs) standards and European Market Infrastructure Regulation (EMIR) which should provide further clarity on the regulatory requirements for banks in Europe in the medium term.

Deutsche Bank	Outlook
Interim Report as of June 30, 2018	The Deutsche Bank Group

The Deutsche Bank Group

In the second quarter of 2018, we announced changes to our strategy, especially for our Corporate & Investment Bank, and updates to our financial targets. Our primary target is to generate a post-tax return on average tangible equity of greater than 4 % in 2019. For adjusted costs, we updated our targets for 2018 and 2019, and announced additional headcount reduction targets to support and potentially improve on our adjusted costs commitment. Our remaining key performance indicators we aim to achieve over time, consistent with becoming a simpler and safer bank.

Our most important key performance indicators are shown in the table below:

Key Performance Indicators

	Jun 30, 2018	Target KPI
Near-term operating targets
Post-tax Return on Average Tangible Equity¹	1.8%	2019: greater than 4%
Adjusted costs²	€11.9 bn	2018: € 23 billion 2019: € 22 billion
Employees³	95,429	2018: below 93,000 2019: well below 90,000
Long-term operating target
Post-tax Return on Average Tangible Equity¹	1.8%	circa 10%
Capital targets
CRR/CRD 4 Common Equity Tier 1 capital ratio[4]	13.7%	above 13.0%
CRR/CRD 4 leverage ratio according to transitional rules (phase-in)[5]	4.2%	4.5%

1 Based on Net Income attributable to Deutsche Bank shareholders. Calculation is based on an effective tax rate of 54 % six months ended June 30, 2018. For further information, please refer to “Other Information: Non-GAAP Financial Measures” of this report.

2 Adjusted costs are noninterest expenses excluding impairment of goodwill and other intangible assets, litigation and restructuring and severance. For further information please refer to “Other Information: Non-GAAP Financial Measures” of this report.

3 Internal full-time equivalents.

4 Further detail on the calculation of this ratio is provided in the Risk Report.

5 Further detail on the calculation of the CRR/CRD 4 leverage ratio according to transitional rules (phase-in basis) is provided in the Risk Report.

For 2018, we expect revenues to be essentially flat compared to 2017. The outlook reflects our expectation of a robust macroeconomic environment as we expect global economies to perform well. We expect volatility and client activity levels for the remainder of the year to be higher than in 2017. Prospects of interest rate normalization set the stage for improvements in revenues. The ECB net asset purchase program will end in 2018 and we expect further rate hikes in the U.S. The outlook also reflects our current estimates of the impact of adjustments to our Corporate & Investment Bank strategy initially announced in April 2018. We expect these adjustments to have a negative impact on our revenues in 2018 compared to our initial expectations.

We are committed to working towards a target for our Post-tax Return on Average Tangible Equity of greater than 4 % in 2019. The successful ongoing implementation of our strategy including critical restructuring of a number of our businesses and the implementation of cost reduction measures remains key to reaching that target. Over time we aspire to achieve a circa 10 % Post-tax Return on Average Tangible Equity in a normalized environment and on the basis of the achievement of our cost targets. In 2018, we currently expect a moderate improvement in our Post-tax Return on Average Tangible Equity.

We are committed to reduce adjusted costs for 2018 to € 23 billion. To meet and potentially improve on the 2018 adjusted costs commitment, we implemented additional cost reduction measures. We target to reduce the workforce to below 93,000 internal full-time equivalents (FTE) by the end of 2018, in particular by reshaping our Corporate & Investment Bank and the supporting infrastructure functions, as well as delayering management structures across the organization and the completion of strategic disposals. Further measures include a rationalization of vendor costs and our real estate footprint worldwide, as well as working to improve the efficiency of our control systems. We target to further reduce our adjusted costs to € 22 billion and our workforce to well below 90,000 FTE in 2019 assuming a successful execution of our strategic measures within the planned timeframes.

We expect our CRR/CRD 4 Common Equity Tier 1 capital ratio to remain above 13%, and our CRR/CRD 4 leverage ratio (phase-in) to remain above 4%. By year-end 2018, we expect risk weighted assets (RWA) to be essentially flat and CRR/CRD 4 leverage exposure to be slightly lower.

Deutsche Bank	Outlook
Interim Report as of June 30, 2018	Our Business Segments

We target a competitive dividend payout ratio. These dividend payments are subject to our ability to maintain sufficient levels of distributable profits under our standalone financial statements in accordance with German accounting rules (HGB) for the fiscal year 2018.

By the nature of our business, we are involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, especially in the U.S. Such matters are subject to many uncertainties. While we have resolved a number of important legal matters and made progress on others, we expect the litigation and enforcement environment to remain challenging in the short term. Litigation expenses in 2017 were relatively low as a result of our successful efforts in resolving a number of matters below estimated provisions. This continued into the first half of 2018 where only a small amount of litigation expenses was recorded. For the remainder of 2018, and with a caveat that forecasting litigation expense is subject to many uncertainties, we expect litigation to be meaningfully higher than in the first half of 2018, but well below the elevated levels observed over the past number of years.

Our Business Segments

Corporate & Investment Bank (CIB)

In May 2018, we provided additional details on the strategy announcement for our Corporate & Investment Bank. Firstly, while we will continue to maintain a strong presence in our Origination and Advisory business, we will going forward focus on sectors and segments that are most relevant for our most important clients or in which we have a strong global position. Secondly, we plan to shrink our Rates business in the U.S. and reduce leverage exposure including Repo. Thirdly, we intend to sharpen our focus in Equities. In Cash Equities, we plan to focus on electronic solutions and our most relevant clients. In Prime Finance, we plan to reduce leverage exposure by approximately 25 % and focus on clients with whom we have the deepest relationships. We expect these initiatives to lead to a headcount reduction of approximately 25 % across the Equities platform.

We expect these measures to have a negative impact on our revenues in 2018 but to improve our returns in the medium term. Significant headwinds remain, including higher funding charges, unfavorable impacts from foreign exchange rates, regulatory pressure, continued pressure on financial resources and the potential impact of geo-political events. We expect Corporate & Investment Bank revenues (adjusted for DVA and a gain on sale on an asset disposal in GTB) in 2018 to be slightly lower compared to 2017. On a reported basis, we expect Corporate & Investment Bank revenues to be essentially flat in 2018 year over year.

We expect GTB revenues in 2018 to be essentially flat compared to 2017, as benefits from interest rate increases in the U.S. are offset by unfavorable foreign exchange rate movements and higher funding costs. We also expect margin pressure to be a continued headwind.

We expect Origination & Advisory revenues to be essentially flat in 2018 year over year. We expect this business to benefit from the market share gains and solid pipeline built in the first half of 2018, but this will likely be partly offset by the reduction in market fee volumes, which are materially down so far in 2018, with an uncertain outlook for the full year. In addition, the decision to focus our Corporate Finance business on industries and segments which align with our core European and multi-national client base, and on underwriting and financing products in which we enjoy a leadership position, may reduce revenues in this business versus prior year.

We expect Sales & Trading Equity revenues to be slightly lower in 2018 compared to 2017 as a result of the reshaping of this business. However, despite the leverage reductions in Prime Finance already materially completed, revenues in this business are currently essentially flat for year-to-date compared to 2017. This emphasizes the fact we are maintaining our deepest client relationships and the ones which are the most mutually beneficial.

We expect Sales & Trading Fixed Income and Currencies (FIC) revenues to be slightly lower in 2018 compared to 2017, partly due to the reduction in our U.S. Rates business, whilst unfavorable foreign exchange movements and increased funding costs will also negatively impact revenues. For the remainder of the year we expect client activity levels to be higher than in the respective periods of 2017, as a result of a more favorable trading environment compared to a very difficult second half of 2017 where volatility levels were at record lows. We expect this to partly help mitigate some of the short term revenue impact of the strategy announcements.

The strategic actions support our intention to reduce costs significantly across CIB including front, middle and back offices, and related infrastructure functions to drive platform efficiency while enhancing regulatory compliance, control and conduct. Noninterest expenses for 2018 are expected to be essentially flat, while adjusted costs are expected to be slightly lower. For 2018, we expect RWA in CIB to be essentially flat as pressure from methodology changes and higher Operational Risk RWA is likely to be offset by reductions in business assets including the legacy non-strategic portfolio and the impacts of adjusting our strategy. We intend to focus on regulatory compliance, know-your-client (KYC) and client on-boarding process enhancement, system stability and control and conduct.

Deutsche Bank	Outlook
Interim Report as of June 30, 2018	Our Business Segments

Risks to our outlook include the impact of the implementation of MiFID II in 2018, potential impacts on our business model from Brexit and the future impact of the Basel III framework agreement. Uncertainty around central bank policies and ongoing regulatory developments also pose a risk, while challenges such as event risks and levels of client activity may also impact financial markets. Execution risk around CIB’s updated strategy and potential negative public and market commentary are additional risks. Despite this, we believe that execution on the adjusted strategic priorities will enable CIB to drive towards sustainable returns.

Private & Commercial Bank (PCB)

Our goal in PCB is to provide our private, corporate and wealth management clients with a comprehensive range of products from standard banking services to individual investment and financing advice, and to drive attractive returns for our shareholders. Our product offering is supported by a global network, strong capital market and financing expertise and innovative digital services. After the legal merger of Postbank and Deutsche Bank’s private and commercial clients business in Germany into DB Privat- und Firmenkundenbank AG we have created the largest Private & Commercial Bank in our German home market and serve more than 20 million customers in the Private and Commercial Business Germany.

Our focus in 2018 will be to continue with our reorganization plan of these businesses. In December 2017, the Private and Commercial Business (International) concluded a sales agreement for a large part of our retail banking business in Poland. In March 2018, the Private and Commercial Business (International) announced the sale of the Portuguese retail banking business. Closing of these transactions will be a focus going forward. Furthermore, we will continue to transform our businesses in our remaining international locations. In Wealth Management, our emphasis will be to further transform and grow our franchise. This includes the implementation of the integration of Sal. Oppenheim’s private customer business into our German business and the further expansion in important growth markets such as Asia, Americas and EMEA. In addition, we will continue to invest in digital capabilities across all business areas.

We expect revenues in 2018 to be essentially flat compared to 2017. Our revenues in 2017 benefited from material specific items, which we do not expect to repeat to the same degree in 2018. Margins in the deposit business will continue to be negatively impacted by the low interest rate environment. However, we assume that we will be able to compensate for this by growth in commission and fee income and loan revenues. The latter should also lead to our net interest income remaining essentially flat compared to 2017.

We expect assets under management to be essentially flat in 2018. The impact from the Wealth Management growth strategy is expected to be partly offset by impacts from foreign exchange rate movements and lower deposits in the Private and Commercial Business (Germany). We also assume that our RWA will be essentially flat compared to the end of 2017 as the impact related to our growth strategy in the loan businesses is expected to be offset by disposal effects in our international business.

In 2018, provision for credit losses is expected to be significantly higher than in 2017, which benefited from specific factors including a material release in Postbank. Provisions for credit losses are also likely to increase as we execute on our growth strategy in the loan businesses, and the implementation of changes in accounting standards (IFRS 9) should increase the volatility of provision for credit losses compared to previous years.

We assume that noninterest expenses in 2018 will be slightly lower compared to 2017, which included considerable restructuring expenses for the integration of Postbank. Adjusted costs should remain essentially flat in 2018 with further savings from our restructuring measures likely to be offset by higher investment costs, in particular for the integration of Postbank, but also for further investments in digitization, the ongoing transformation of the Private and Commercial Business (International) and Wealth Management, as well as inflationary effects.

Uncertainties that could affect our outlook in 2018 include slower economic growth in our main operating countries, any further decline in global interest rates and higher than expected volatility in the equity and credit markets, which could have a negative impact on our clients’ investment activities. The implementation of extended regulatory requirements such as the Markets in Financial Instruments Directive (MiFID II) and the Payment Services Directive 2 (PSD 2) as well as possible delays in the implementation of our strategic projects could have a negative impact on our revenue and costs.

Deutsche Bank	Outlook
Interim Report as of June 30, 2018	Our Business Segments

Asset Management

Asset Management with strong and diverse investment capabilities is well positioned to address the challenges facing the industry and capture opportunities. In 2018, we expect equity markets to rise slightly given global synchronous economic growth and stable credit markets. Risks are however increasing through elevated valuations, a moderate reduction in monetary policy stimulus and continued political uncertainties. Growth in developed economies should remain healthy, while emerging markets should continue to grow at a faster rate. These trends are expected to impact investor risk appetite and potentially also asset flows. By anticipating and responding to investor needs, we aspire to be the investment partner of choice for our global client base.

Over the medium term, the industry’s global AuM are expected to substantially increase, driven by strong net flows in passive strategies, alternatives and multi-asset solutions, as clients increasingly demand value-for-money, transparency and outcome oriented products. Due to our capabilities in active and passive products, alternative investments and multi asset solutions, we are well-positioned to grow market share. While our digital capabilities are also creating new channels for us to distribute products and services, bottom line results are expected to be challenged by fee compression, rising costs of regulation and competitive dynamics. In the face of this challenge, we intend to focus our growth initiatives on products and services where we can differentiate ourselves, while maintaining a disciplined cost base.

In 2018, we intend to undertake selective investments to expand client coverage and to improve product and digital capabilities. This is coupled with the anticipated efficiency gains from an operating platform review primarily across the business support organization with the aim of simplifying business operations to enhance client service, business controls and efficiency.

We expect revenues for the full year 2018 to be lower than in 2017, largely attributable to significantly lower performance and transaction fees reflecting the periodic nature of the recognition of performance fees in certain funds and significantly lower other revenues driven by non-recurrence of the insurance recovery. Management fees are expected to be slightly lower than 2017 due to net outflows, market performance and margin compression.

In the first half of 2018, assets under management (AuM) were negatively impacted by market volatility and net outflows, partly offset by favorable currency movements. Looking ahead for the remainder of 2018, given the volatility of markets and investor sentiment and the U.S. tax reform dynamics, we believe our ability to compensate for the net outflows of the first half of 2018 will not be possible, and it will therefore be unlikely that we achieve the annual net flow target for this year.

In the face of the challenges that our industry faces, we are focusing our growth initiatives on products and services where we can differentiate (e.g. Alternative credit, ETF, Systematic and Quantitative Investment) as well as executing on cost saving initiatives from which we expect to see results in the quarters to come. We are currently on track to achieve 20 % to 30 % of our gross savings target by the end of 2018, which will result in essentially flat year over year noninterest expenses and slightly lower adjusted costs.

Risks to our outlook include the pace of growth in global net flows, the development of global equity markets, currency movements, interest rates, global macroeconomic growth and the political developments including Brexit, and continued political uncertainty worldwide. In addition, unforeseen regulatory costs and possible delays in the implementation of our efficiency measures due to jurisdictional restrictions could have an adverse impact on our cost base.

Deutsche Bank	Risks and Opportunities
Interim Report as of June 30, 2018	Risks

Risks and Opportunities

We have reflected in our Outlook risks and opportunities that we believe are likely to occur. The following section focuses on future trends or events that may result in downside risk or upside potential from what we have anticipated in our Outlook.

Our aspirations are subject to various external and internal factors.

Risks

Macro-economic and market conditions

If growth prospects, the interest rate environment and competition in the financial services industry worsen compared to the expectation in our Outlook, this could adversely affect our business, results of operations or strategic plans.

Continued elevated levels of political uncertainty could have unpredictable consequences for the financial system and the economy more broadly and could contribute to an unwinding of aspects of European integration, potentially leading to declines in business levels, write-downs of assets and losses across our businesses. Our ability to protect ourselves against these risks is limited.

The overall macro-economic impact of the United Kingdom’s decision to leave the European Union (EU), which will depend on Europe’s political response to Brexit, is difficult to predict. In general, we expect a prolonged period of uncertainty regarding the UK’s future status with the EU. Therefore, weaker investment and thereby slower economic growth are expected to persist during the UK exit negotiations. As a consequence, we will closely monitor the developments and their impact on our business and operating model. This may potentially require taking impairments on assets.

Rising trade tensions between key trading partners (US, China, Canada and the EU) could be disruptive for global growth.

We may be required to take impairments on our exposure to the sovereign debt of European and other countries if the sovereign debt crisis reignites. The credit default swaps into which we have entered to manage sovereign credit risk may not fully offset these impairments.

Adverse market conditions, unfavorable prices and volatility as well as cautious investor and client sentiment may in the future materially and adversely affect our revenues and profits as well as the timely and complete achievement of our strategic aspirations.

The direct costs and related business impacts described in this section and in our Outlook, should they be significantly greater than we currently expect, could impact the “available distributable items” (ADI) calculation for Deutsche Bank AG, which forms the basis for payment capacity on our Additional Tier 1 (AT1) securities. If Deutsche Bank AG’s stand-alone results in accordance with German accounting rules according to the German Commercial Code (Handelsgesetzbuch, HGB) do not provide sufficient ADI, this would impact our ability to make distributions on our AT1 instruments. This could lead to higher funding costs for us and adversely affect market perceptions of us, with potential adverse effects on our results of operations and financial condition. Such impacts may also put increasing pressure on our capital, liquidity and other regulatory ratios. Also, if we do not report sufficient levels of distributable profits under our stand-alone financial statements in accordance with HGB, this would impact our ability to pay common equity dividends.

Any further downgrade in our credit rating could adversely affect our funding costs and business activities, although we are unable to predict whether this would be the case or the extent of any such effect.

Regulatory reforms and supervisory reviews

The regulatory reforms enacted and proposed in response to weaknesses in the financial sector together with the increased regulatory scrutiny and discretion will impose material costs on us, create significant uncertainty for us and may adversely affect our business plans as well as our ability to execute our strategic plans. Those changes that require us to maintain increased capital may significantly affect our business model, financial condition and results of operation as well as the competitive environment generally. Other regulatory reforms, such as bank levies, may also materially increase our forecasted operating costs. Regulatory reforms in respect of resolvability or resolution measures may also impact our shareholders and creditors.

Deutsche Bank	Risks and Opportunities
Interim Report as of June 30, 2018	Risks

Regulators can also impose capital surcharges, for example, as result of the annual Supervisory Review and Evaluation Process (SREP), to reflect the additional risks posed by deficiencies in our control environment. In extreme cases, they can even suspend our permission to operate within their jurisdictions. Furthermore, implementing enhanced controls may result in higher regulatory compliance costs that could offset or exceed efficiency gains. Regulators may disagree with our interpretation of specific regulatory requirements when interpretative matters are discussed as part of our ongoing regulatory dialogue or in the context of supervisory exams. Changes in rule interpretations can have a material impact on the treatment of positions for Pillar 1 regulatory purposes. Similarly, the evolving interpretations of the European Banking Authority (EBA) on the Capital Requirements Regulation (CRR) can also negatively impact our regulatory capital, leverage or liquidity ratios. For example, on October 6, 2017, the EBA published new interpretative guidance on the treatment of guaranteed fund products which, if determined to be applicable to the full range of guaranteed funds and guaranteed fund saving schemes including the main government sponsored private pension scheme in Germany, could have a material impact on our regulatory capital and leverage ratio. A proposal for the treatment of guaranteed fund products has been included in the ongoing CRR2 legislative process during the second quarter 2018, which would lead to a significantly reduced potential capital and leverage ratio impact.

Legal, tax and regulatory proceedings

We are subject to a number of legal proceedings, tax examinations and regulatory investigations whose outcome is difficult to estimate and which may substantially and adversely affect our planned results of operations, financial condition and reputation. If these matters are resolved on terms that are more adverse to us than we expect, in terms of their costs or necessary changes to our businesses, or if related negative perceptions concerning our business and prospects and related business impacts increase, we may not be able to achieve our strategic objectives or we may be required to change them.

Risk management policies, procedures and methods as well as

operational risks

Although we have devoted significant resources to develop our risk management policies, procedures and methods, including with respect to market, credit, liquidity and operational risk, they may not be fully effective in mitigating our risk exposures in all economic market environments or against all types of risk, including risks that we fail to identify or anticipate.

Strategy

If we are unable to implement our strategy successfully, which is also subject to the previously mentioned factors and those included in our Annual Report 2017, we may be unable to achieve our financial objectives, or we may incur losses or low profitability or erosion of our capital base, and our financial condition, results of operations and share price may be materially and adversely affected.

We continue to review the effectiveness and appropriateness of our strategy and monitor its implementation, taking into consideration the development of internal and external factors. Subject to changes in such factors we may refine our strategic measures and adjust our financial objectives.

Digitization

Digitization offers new competitors such as FinTech’s market entry opportunities and we expect our businesses to have an increased need for investment in digital product and process resources to mitigate the risk of a potential loss of market share. In addition, with increasing levels of digitization, cyber-attacks could lead to data loss or technology failures, security breaches, unauthorized access, loss or destruction of data or unavailability of services. Any of these events could involve us in litigation or cause us to suffer financial loss, disruption of our business activities, liability to our customers, government intervention or damage to our reputation.

Deutsche Bank	Risks and Opportunities
Interim Report as of June 30, 2018	Opportunities

Opportunities

Macro-economic and market conditions

Should economic conditions, such as GDP growth, the interest rate environment and competitive conditions in the financial services industry improve beyond forecasted levels, this could lead to increased revenues that may only be partly offset by additional costs, thus improving both income before income taxes and cost-income ratio directly and subsequently improving regulatory measures such as CET 1 and leverage ratio.

If market conditions, price levels, volatility and investor sentiment develop better than expected, this may also positively impact our revenues and profits. Similarly, if we experience higher levels of customer demand and market share than anticipated, this may positively affect our results of operations.

Brexit

The UK’s exit from the European Union may become a source of competitive advantage for the bank because it will leave Deutsche Bank as one of a handful of globally-relevant EU-based banks offering a full suite of corporate and investment banking products.

Deutsche Bank may be able to benefit from this unique positioning and for this to be a clear competitive differentiator with our clients. Moreover Deutsche Bank’s pre-existing EU based infrastructure may make our clients’ Brexit transition easier than with some of our competitors.

Regulatory change

Regulatory change can also be an opportunity, driving incremental revenue streams and potentially altering the competitive landscape in Deutsche Bank’s favor.

MiFID II, for example, could benefit Deutsche Bank given our high-quality, waterfront research coverage. By comparison, some of our competitors may have to scale back as a result of MiFID II. Some competitors may reduce their footprint or even withdraw from the market. This could create an opportunity to gain market share given Deutsche Bank’s commitment to providing our clients with broad-based but deep product and service coverage.

Digitization

Digitization offers our divisions an opportunity for significant efficiency gains. By investing in digital applications such as digital client self-onboarding, front-to-back processes can be automated and the productivity of employees with customer contact can be increased. Digitization will also result in more flexible ways for our customers to take advantage of services and products in the location and time chosen by them. In combination with our high level of expertise in data security, these factors can help us to strengthen our existing market position and gain additional market share.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Introduction

Risk Report

Introduction

The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks as per the principles of the International Financial Reporting Standard (IFRS 7). It also considers the changes following the adoption of IFRS 9 with regards to classification and measurement and impairment and includes the related impacts on key ratios, like regulatory capital and risk-weighted assets (RWA) at Deutsche Bank. Consequently, the reporting is generally based on IFRS principles of valuation and consolidation. However, for dedicated regulatory disclosures the regulatory principles of consolidation are relevant which differ from those applied for our financial statements.

CRR/CRD 4 Capital Framework

In the European Union, the Basel 3 capital framework was implemented by the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation, or “CRR”) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4, or “CRD 4”).

The new regulatory framework became effective on January 1, 2014, subject to transitional rules. When referring to Deutsche Bank results according to transitional rules we use the term “CRR/CRD 4”. When referring to results according to full application of the final CRR/CRD 4 framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”. CRR/CRD 4 maintains transitional rules permitting the grandfathering of equity investments at a risk-weight of 100%. These transitional arrangements have been considered lastly for December 31, 2017 and expired thereafter, resulting in no difference anymore for RWA under the fully loaded or transitional regime.

Since 2015 the Common Equity Tier 1 (CET 1) minimum capital requirement applicable to the Group is 4.5 % of risk-weighted assets. In addition to this minimum capital requirement, various capital buffer requirements were phased in starting 2016 and will become fully effective from 2019 onwards. The development and maintenance of a high quality capital base which should primarily consist of Common Equity Tier 1 reflects one of the core elements of the CRR/CRD 4 framework. Specific regulatory adjustments were subject to transitional rules. For instance, deductions for deferred tax assets that rely on future profitability or deductions for indirect and synthetic holdings of own instruments and capital instruments issued by financial sector entities were phased in. These phase-in arrangements to the CET 1 were still applicable for December 31, 2017 reporting as the phase-in percentage was at 80 % in 2017. They are not applicable from January 1, 2018 onwards as the phase-in percentage increased to 100%. At the same time minority interest only recognizable under the transitional rules is now phased out with a 100 % phase-out rate since January 1, 2018.

Transitional arrangements are still applicable for Additional Tier 1 (AT1) and Tier 2 (T2) capital. Capital instruments that no longer qualify as AT1 or T2 capital under the CRR/CRD 4 fully loaded rules are subject to grandfathering rules during the transitional period and are being phased out from 2013 to 2022 with their recognition capped at 50 % in 2017, 40 % in 2018 and the cap decreasing by ten percentage points every year thereafter.

Details on our regulatory exposures as well as applicable ratios are provided further below in this report, and additionally in relation to information on our risk-weighted assets, in our Pillar 3 report as of June 30, 2018, which will be provided within four weeks after publication of this Interim Report.

ICAAP/ILAAP and SREP

The internal capital adequacy assessment process (“ICAAP”) as stipulated in Pillar 2 of Basel 3 requires banks to identify and assess risks, maintain sufficient capital to face these risks and apply appropriate risk management techniques to maintain adequate capitalization. The internal liquidity adequacy assessment process (“ILAAP”) focuses on maintaining sufficient liquidity risk management. The supervisory review and evaluation process (“SREP”) refers to the common methodology and standards used by the European Central Bank (ECB) in its role under the Single Supervisory Mechanism (SSM). In accordance with Article 97 of CRD 4, supervisors regularly review the arrangement, strategies, processes and mechanisms implemented by banks and evaluate: (a) the risks to which the institution might be exposed; (b) the risks the institution might pose to the financial system in general; and (c) the risks revealed by stress testing.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Introduction

MREL and TLAC

Under the Single Resolution Mechanism (“SRM”) regulation, the Bank Recovery and Resolution Directive (“BRRD”) and the German Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, “SAG”) banks in the European Union (“EU”) are required to meet at all times a robust minimum requirement for own funds and eligible liabilities (“MREL”) which is determined on a case-by-case basis by the competent resolution authority.

The Single Resolution Board (“SRB”) has set a binding MREL which was communicated to Deutsche Bank via the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht, “BaFin”) in the second quarter 2018. The MREL ratio on a consolidated basis has been set at 9.14 % of Total Liabilities and Own Funds (“TLOF”) and applies immediately. The MREL ratio is in line with our expectations and consistent with our funding plans. As of June 30, 2018 TLOF was € 1,102 billion and available MREL was € 119 billion, corresponding to a ratio of 10.8%. This means that Deutsche Bank has a comfortable buffer of own funds and eligible liabilities which is € 18 billion above MREL.

The European minimum requirement for own funds and eligible liabilities is specifically designed to require banks to maintain a sufficient amount of instruments which are eligible to absorb losses in resolution without recourse to taxpayers’ money. Within the European Trilogue a revision of the CRR as well as amendments to the SRM regulation and the BRRD are proposed. Under this proposal the instruments which qualify as MREL are Common Equity Tier 1, Additional Tier 1 and Tier 2 instruments as well as certain eligible unsecured liabilities. In addition, the proposal introduces a minimum requirement for European global systemically important institutions (G-SIIs) starting at 16 % of RWAs or 6 % of leverage exposure and amounting to 18 % of RWAs and 6.75 % of leverage exposure when fully phased-in (details concerning timing are subject to the ongoing legislative process). If deemed necessary, the resolution authority would be able to request a firm-specific add-on.

Risk Management Framework

The diversity of our business model requires us to identify, assess, measure, aggregate, manage our risks and to allocate capital to our businesses consistently. Risk and capital are both managed via a common framework of principles, organizational structures and measurement and monitoring processes that are closely aligned to the activities of the divisions and business units. Further details can be found in our Annual Report 2017 sections “Risk Management Principles and Governance” and “Risk Governance”.

Risk Identification and Assessment

In line with our risk management principles, our risk inventory is updated by running a risk identification and materiality assessment process. Material risks include credit, market, operational, liquidity, business, reputational and cross risk. Each of the aforementioned risk types contain sub-risks, which were reviewed based on updated taxonomy principles. These principles improve the differentiation between the risks and ensure a clear management ownership. No new risks were identified as material.

Concerning the key risks credit, market, operational and liquidity risk and their developments within the second quarter 2018, further details can be found in the specific sections of this Risk Report dedicated to the respective risks. Further information concerning the management framework for all our material risks above can be found in the section “Risk and Capital Management” of our Annual Report 2017.

All risks assessed as material, except liquidity risk, are covered by the “Internal Capital Adequacy Assessment Process” as described in the section “Internal Capital Adequacy” of this report. Modelling and measurement approaches for quantifying capital demand are implemented across major risk classes. Our material non-standard risks (i.e. reputational risk) are implicitly covered in our economic capital framework, primarily within operational and strategic risk.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Risk and Capital Overview

Risk and Capital Overview

Key Risk Metrics

The following selected key risk ratios and corresponding metrics form part of our holistic risk management across individual risk types. The Common Equity Tier 1 Ratio (CET 1), Internal Capital Adequacy Ratio (ICA), Leverage Ratio (LR), Liquidity Coverage Ratio (LCR), and Stressed Net Liquidity Position (sNLP) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing (except LCR), and recovery and resolution planning practices, which are reviewed and approved by our Management Board at least annually. The CET 1, LR, Leverage Exposure, LCR and risk-weighted assets ratios and metrics, which are regulatory defined, are based on the fully loaded rules under the Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms (CRR) and the Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms (CRD 4). ICA, Economic Capital and sNLP are Deutsche Bank specific internal risk metrics in addition to the above described regulatory metrics.

Common Equity Tier 1 Ratio		Total Risk-Weighted Assets
30.6.2018	13.7%	30.6.2018	€ 348.3 bn
31.12.2017	14.0%	31.12.2017	€ 344.2 bn

Internal Capital Adequacy Ratio		Total Economic Capital
30.6.2018	194%	30.6.2018	€ 26.9 bn
31.12.2017	192%	31.12.2017	€ 27.1 bn

Leverage Ratio[1]		Leverage Exposure
30.6.2018	4.0%	30.6.2018	€ 1,324 bn
31.12.2017	3.8%	31.12.2017	€ 1,395 bn

Liquidity Coverage Ratio		Stressed Net Liquidity Position (sNLP)
30.6.2018	147%	30.6.2018	€ 43.6 bn
31.12.2017	140%	31.12.2017	€ 32.6 bn

1 The CRR/CRD 4 leverage ratio on a phase-in basis was 4.1 % as of December 31, 2017.

For further details please refer to this report under sections “Risk Profile”, “Internal Capital Adequacy”, “Capital Instruments”, “Development of Regulatory Capital (for phase-in and fully loaded CET 1 and risk-weighted assets figures)”, “Development of Risk-weighted assets”, “Leverage Ratio (for phase-in and fully loaded Leverage Ratio)” and “Liquidity Coverage Ratio”, and to our Annual Report 2017 under sections “Risk Appetite and Capacity”, “Recovery and Resolution Planning”, “Stress Testing”, “Stress Testing and Scenario Analysis” and “Internal Capital Adequacy Assessment Process”.

Overall Risk Assessment

Key risk categories include 1) financial risks such as credit risk (including default, migration, transaction, settlement, exposure, country, mitigation and concentration risks), market risk (including interest rate, foreign exchange, equity, credit spread, commodity and other cross-asset risks), liquidity risk, business risk (including tax and strategic risk), and 2) non-financial risks (NFRs) including reputational risk and operational risk (with important sub-categories compliance risk, legal risk, model risk, information security risks, fraud risks, and money laundering risks). We manage the identification, assessment and mitigation of top and emerging risks through an internal governance process and the use of risk management tools and processes. Our approach to identification and impact assessment aims to ensure that we mitigate the impact of these risks on our financial results, long-term strategic goals and reputation. Please refer to our Annual Report 2017 under section “Risk and Capital Management” for detailed information on the management of our material risks.

As part of our regular analysis, sensitivities of key portfolio risks are reviewed using a bottom-up risk assessment, complemented by a top-down macro-economic and political scenario analysis. This two-pronged approach allows us to capture both those risks that have an impact across our risk portfolios and business divisions as well as those relevant to specific portfolios.

Against a solid global economic backdrop key downside risks are focused on trade, (geo) political risks and monetary policy. Trade tensions have increased over the last months following the implementation of new protectionist measures by the U.S. administration, retaliation by key trading partners and the prospect of a further broadening of anti-trade policies over the coming months. While the direct macroeconomic impact of existing measures is expected to be contained, further escalation could have a more significant impact on growth. (Geo) political risks are focused on Europe, with the formation of a government in Italy driving volatility in local markets and continued uncertainty over Brexit despite a clarification of the UK cabinet’s position in early July. Selected emerging markets have also seen bouts of market stress amid political risk concerns. On the monetary policy front, transatlantic policy divergence has deepened with the Fed remaining committed to further rate hikes while the ECB has moved to a more dovish policy stance.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Risk and Capital Overview

The assessment of the potential impacts of these risks is assessed through, inter alia, portfolio reviews and group-wide stress tests which assess our ability to absorb these events should they occur. The results of these tests show that the currently available capital and liquidity reserves, in combination with available mitigation measures, would allow us to absorb the impact of these risks if they were to materialize in line with the tests’ parameters. Information about risk and capital positions for our portfolios can be found in the “Risk and Capital Performance” section.

With the Basel Committee’s revisions to the modelling approaches for RWA finalized at the end of 2017 (commonly referred to as Basel 4), the focus in 2018 is expected to shift to implementation of rules and enhancement of supervision. We remain focused on identifying potential political and regulatory changes and assessing the possible impact on our business model and processes.

The overall focus of risk and capital management is maintaining our risk profile in line with our risk strategy and supporting our strategic management initiatives with a focus on balance sheet optimization.

Risk Profile

The table below shows our overall risk position as measured by the economic capital usage calculated for credit, market, operational and business risk for the dates specified. To determine our overall (non-regulatory) risk position, we generally consider diversification benefits across risk types.

Overall risk position as measured by economic capital usage by risk type

			2018 increase (decrease) from 2017
in € m. (unless stated otherwise)	Jun 30, 2018	Dec 31, 2017	in € m.	in %
Credit risk	10,399	10,769	(370)	(3)
Market risk	10,223	10,428	(205)	(2)
Trading market risk	3,682	3,800	(118)	(3)
Nontrading market risk	6,541	6,628	(87)	(1)
Operational risk	7,479	7,329	150	2
Business risk	5,961	5,677	285	5
Diversification[1]	(7,123)	(7,074)	(49)	1
Total economic capital usage	26,939	27,129	(190)	(1)

1 Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

As of June 30, 2018, our economic capital usage amounted to € 26.9 billion, which was € 190 million or 1 % lower than € 27.1 billion economic capital usage as of December 31, 2017.

The economic capital usage for credit risk was € 370 million or 3 % lower as of June 30, 2018 compared to year-end 2017 mainly due to lower counterparty credit risk from fixed income derivative trades.

The economic capital usage for trading market risk totaled € 3.7 billion as of June 30, 2018, which was € 118 million or 3 % lower compared to year-end 2017. The decrease was primarily driven by the traded default risk component. The nontrading market risk economic capital usage decreased by € 87 million or 1 % compared to December 31, 2017.

The operational risk economic capital usage totaled € 7.5 billion as of June 30, 2018, which was € 150 million or 2 % higher than the € 7.3 billion economic capital usage as of December 31, 2017. In line with the development of our RWA for operational risk, the increase was mainly driven by our reduced budgeted expected losses. The increase has been partly compensated by a lighter loss profile and a number of model improvements, most prominently from recalibration of data weights.

Our business risk economic capital methodology captures strategic risk, which also implicitly includes elements of non-standard risks including refinancing and reputational risk, a tax risk component and a capital charge for IFRS deferred tax assets on temporary differences. The business risk increased by € 285 million compared to December 31, 2017, to € 6.0 billion as of June 30, 2018. This increase reflects a higher economic capital usage for the strategic risk component of € 203 million resulting from an updated strategic plan.

The inter-risk diversification effect of the economic capital usage for credit, market, operational and strategic risk increased by € 49 million mainly due to lower economic capital usage for the credit risk component offset by higher usage of economic capital for the strategic risk component.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Risk and Capital Overview

Our mix of various business activities results in diverse risk taking by our business divisions. We also measure the key risks inherent in their respective business models through the undiversified total economic capital (EC) metric, which mirrors each business division’s risk profile before taking into account cross-risk effects at the Group level.

Risk profile of our business divisions as measured by economic capital

						Jun 30, 2018

in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total	Total (in %	)

Credit Risk	6,362	3,424	54	559	10,399	39

Market Risk	4,368	1,224	340	4,291	10,223	38

Operational Risk	6,196	885	398	0	7,479	28

Business Risk	4,621	0	61	1,279	5,961	22

Diversification Benefit[1]	(5,522)	(932)	(250)	(419)	(7,123)	(26)

Total EC	16,026	4,601	602	5,710	26,939	100

Total EC (in %)	59	17	2	21	100	N/M
N/M – Not meaningful [1] Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

						Dec 31, 2017¹

in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total	Total (in %	)

Credit Risk	6,519	3,596	62	591	10,769	40

Market Risk	4,679	1,386	310	4,054	10,428	38

Operational Risk	5,995	932	402	0	7,329	27

Business Risk	4,435	10	99	1,133	5,677	21

Diversification Benefit[2]	(5,450)	(950)	(264)	(410)	(7,074)	(26)

Total EC	16,178	4,974	609	5,368	27,129	100

Total EC (in %)	60	18	2	20	100	N/M

N/M – Not meaningful

1 Amounts allocated to the business segments have been restated to reflect comparatives according to the structure as of June 30, 2018.

2 Diversification benefit across credit, market, operational and strategic risk (largest part of business risk).

Corporate & Investment Bank’s (CIB) risk profile is dominated by its trading activities to support origination, structuring and market making activities, which gives rise to all major risk types. Credit risk is broadly distributed across business units but most prominent in Global Credit Trading, Rates, Trade Finance, and Leveraged Debt Capital Markets. The share of the operational risk in CIB’s risk profile reflects a high loss profile in the industry combined with internal losses and has increased compared to the year-end 2017. Market risk arises mainly from its trading and market making activities. The remainder of CIB’s risk profile is derived from business risk reflecting earnings volatility risk. The economic capital usage for CIB decreased in the first six months mainly due to lower economic capital usage for market risk and credit risk components, offset by increased operational and business risk components.

Private & Commercial Bank’s (PCB) risk profile comprises credit risk from retail, small and medium-sized enterprises (SMEs) lending and wealth management (WM) activities as well as nontrading market risk from investment risk, modelling of client deposits and credit spread risk. There was no significant change for economic capital usage across credit, operational and strategic risk in the first half of 2018 and slightly lower economic capital usage for market risk related to disposals in PCB’s exited business.

Asset Management, as a fiduciary asset manager, invests money on behalf of clients. As such, risks are primarily of a fiduciary nature and hence operationally driven. Nontrading market risks, however, do arise on the guarantees on investment funds. There was no significant change for economic capital usage in the first half of 2018.

Corporate & Other (C&O) mainly comprises nontrading market risk for structural foreign exchange risk, pension risk and equity compensation risk. The economic capital usage for market and business risk increased in the first half of 2018 mainly due to a higher economic capital usage for the nontrading market risk and IFRS deferred tax assets on temporary differences component.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Risk and Capital Performance

Risk and Capital Performance

Regulatory Capital

Capital Adequacy

The calculation of our regulatory capital incorporates the capital requirements following the “Regulation (EU) No 575/2013 on prudential requirements for credit institutions and investment firms” (Capital Requirements Regulation or “CRR”) and the “Directive 2013/36/EU on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms” (Capital Requirements Directive 4 or “CRD 4”) as implemented into German law. The information in this section as well as in the section “Development of Risk-weighted assets” is based on the regulatory principles of consolidation.

Capital Instruments

Our Management Board received approval from the 2017 Annual General Meeting to buy back up to 206.7 million shares before the end of April 2022. Thereof 103.3 million shares can be purchased by using derivatives, this includes 41.3 million derivatives with a maturity exceeding 18 months. During the period from the 2017 Annual General Meeting until the 2018 Annual General Meeting (May 24, 2018), 22.8 million shares have been purchased, of which 4.4 million shares through exercise of call options. The shares purchased were used for equity compensation purposes in the same period or are to be used in the upcoming period so that the number of shares held in Treasury from buybacks was 1.3 million as of the 2018 Annual General Meeting.

The 2018 Annual General Meeting granted our Management Board the approval to buy back up to 206.7 million shares before the end of April 2023. Thereof 103.3 million shares can be purchased by using derivatives, this includes 41.3 million derivatives with a maturity exceeding 18 months. These authorizations substitute the authorizations of the previous year. During the period from the 2018 Annual General Meeting until June 30, 2018, 5.4 million shares were purchased. The shares purchased are to be used in the upcoming period so that the number of shares held in Treasury from buybacks was 6.8 million as of June 30, 2018.

Since the 2017 Annual General Meeting, and as of June 30, 2018, authorized capital available to the Management Board is € 2,560 million (1,000 million shares). As of June 30, 2018, the conditional capital against cash stands at € 512 million (200 million shares). Additional conditional capital for equity compensation amounts to € 51.2 million (20 million shares). Further the 2018 Annual General Meeting authorized the issuance of participatory notes and other Hybrid Debt Securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 8.0 billion.

Our legacy Hybrid Tier 1 capital instruments (substantially all noncumulative trust preferred securities) are not recognized under fully loaded CRR/CRD 4 rules as Additional Tier 1 capital, mainly because they have no write-down or equity conversion feature. However, they are to a large extent recognized as Additional Tier 1 capital under CRR/CRD 4 transitional provisions and can still be partly recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. During the transitional phase-out period the maximum recognizable amount of Additional Tier 1 instruments from Basel 2.5 compliant issuances as of December 31, 2012 will be reduced at the beginning of each financial year by 10 % or € 1.3 billion, through 2022. For June 30, 2018, this resulted in eligible Additional Tier 1 instruments of € 7.6 billion (i.e. € 4.6 billion newly issued AT1 Notes plus € 3.0 billion of legacy Hybrid Tier 1 instruments recognizable during the transition period). € 3.0 billion of the legacy Hybrid Tier 1 instruments can still be recognized as Tier 2 capital under the fully loaded CRR/CRD 4 rules. Additional Tier 1 instruments recognized under fully loaded CRR/CRD 4 rules amounted to € 4.6 billion as of June 30, 2018. Since 2017 the bank has called one legacy Hybrid Tier 1 instrument with a notional of U.S. $ 2.0 billion and an eligible equivalent amount of € 1.6 billion and another legacy Hybrid Tier 1 instrument with a notional of € 1.0 billion and an eligible equivalent amount of € 1.0 billion. The first cancellation was already derecognized from regulatory Additional Tier 1 capital in 2017 with the effective date of the call-permission by the ECB.

The total of our Tier 2 capital instruments as of June 30, 2018 recognized during the transition period under CRR/CRD 4 was € 6.3 billion. As of June 30, 2018, there were no legacy Hybrid Tier 1 instruments that are counted as Tier 2 capital under transitional rules. The gross notional value of the Tier 2 capital instruments was € 7.6 billion. Tier 2 instruments recognized under fully loaded CRR/CRD 4 rules amounted to € 9.2 billion as of June 30, 2018 (including the € 3.0 billion legacy Hybrid Tier 1 capital instruments only recognizable as Additional Tier 1 capital during the transitional period). Since 2017, the bank has called one Tier 2 capital instrument with a notional of JPY 21.0 billion and an eligible equivalent amount of € 0.1 billion and another Tier 2 capital instrument with a notional of JPY 3.0 billion and an eligible equivalent amount of € 0.0 billion. These cancellations were already derecognized from regulatory Tier 2 capital in 2017 with the effective date of the call-permission by the ECB.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Risk and Capital Performance

Minimum capital requirements and additional capital buffers

The Pillar 1 CET 1 minimum capital requirement applicable to the Group is 4.50 % of Risk-weighted assets (RWA). The Pillar 1 total capital requirement of 8.00 % demands further resources that may be met with up to 1.50 % Additional Tier 1 capital and up to 2.00 % Tier 2 capital.

In addition to these minimum capital requirements, the following combined capital buffer requirements have been phased in starting 2016 (other than the systemic risk buffer, if any, which is not subject to any phase-in) and will become fully effective from 2019 onwards. The G-SII buffer requirement of 2.00 % CET 1 capital of RWA in 2019 was phased in with 1.50 % in 2018. The capital conservation buffer requirement of 2.50 % CET 1 capital of RWA in 2019 implemented in Section 10c German Banking Act, based on Article 129 CRD 4, was phased in with 1.875 % in 2018. The institution-specific countercyclical buffer that applies to Deutsche Bank is the weighted average of the countercyclical capital buffers that apply in the jurisdictions where our relevant credit exposures are located. As of June 30, 2018, the countercyclical capital buffer rate was at 0.04%.

Additionally, Deutsche Bank AG has been classified by BaFin as an “other systemically important institution” (O-SII) with an additional buffer requirement of 2.00 % that has to be met on a consolidated level. For Deutsche Bank, the O-SII buffer amounts to 1.32 % in 2018. Unless certain exceptions apply, only the higher of the systemic risk buffer (currently not applicable), G-SII buffer and O-SII buffer must be applied. Accordingly, the O-SII buffer requirement was not applicable as per June 30, 2018.

On December 19, 2017, Deutsche Bank was informed by the ECB of its decision regarding prudential minimum capital requirements for 2018, following the results of the 2017 SREP. The decision requires Deutsche Bank to maintain a phase-in CET 1 ratio of at least 10.67 % on a consolidated basis, beginning on January 1, 2018. This CET 1 capital requirement comprises the Pillar 1 minimum capital requirement of 4.50%, the Pillar 2 requirement (SREP Add-on) of 2.75%, the phase-in capital conservation buffer of 1.875%, the countercyclical buffer (currently 0.04%) and the phase-in G-SII buffer of 1.50%.

Further information about minimum capital requirements, additional capital buffers as well as Pillar 2 requirements (SREP) applicable to us can be found in our Annual Report 2017.

Development of regulatory capital

Our CRR/CRD 4 Tier 1 capital as of June 30, 2018 amounted to € 55.5 billion, consisting of a Common Equity Tier 1 (CET 1) capital of € 47.9 billion and Additional Tier 1 (AT1) capital of € 7.6 billion. The CRR/CRD 4 Tier 1 capital was € 2.2 billion lower than at the end of 2017, driven by a decrease in CET 1 capital of € 2.9 billion and an increased AT1 capital by € 0.7 billion since year end 2017.

The € 2.9 billion decrease of CRR/CRD 4 CET 1 capital was largely the result of increased regulatory adjustments due to a phase-in rate of 100 % in 2018 compared to a phase-in rate of 80 % in 2017. Based on ECB guidance and following the EBA Guidelines on payment commitments, effective January 1, 2018 Deutsche Bank treats irrevocable payment commitments related to the Deposit Guarantee Scheme and the Single Resolution Fund as an additional CET 1 capital deduction instead of Risk-weighted assets. This capital deduction as of June 30, 2018 was at € 0.5 billion. The adoption of IFRS 9 effective January 1, 2018 decreased capital by € 0.4 billion. Furthermore our CET 1 capital was reduced by € 0.5 billion in the second quarter of 2018 due to the payment of our shareholders’ dividend for the financial year 2017 (11 cts/share following the Annual General Meeting) and the yearly AT1 coupon-payment which was not accrued in CET1 capital as a consequence of the negative net income of FY 2017 following Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4). As of June 30, 2018 our positive net income of € 0.5 billion was completely offset by our dividend and AT1 coupon accrual of € 0.5 billion for the first half of 2018 which is in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET 1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4). The negative effects on CET 1 capital were partly offset by a positive impact of € 0.9 billion from our partial Initial Public Offering (“IPO”) of DWS Group GmbH & Co. KGaA (“DWS”).

The € 0.7 billion increase in CRR/CRD 4 AT1 capital was the result of positive effects from reduced regulatory adjustments of € 1.7 billion that were phased out from AT1 capital and a negative counter-effect from the call and redemption of one legacy Hybrid AT1 instrument with a notional amount of € 1 billion in the second quarter of 2018. The regulatory adjustments from AT1 capital reflect the residual amount of certain CET 1 deductions that are subtracted from CET 1 capital under fully loaded rules, but are allowed to reduce AT1 capital during the transitional period. The phase-in rate for these deductions on the level of CET 1 capital increased to 100 % in 2018 (80 % in 2017) and decreased correspondingly on the level of AT1 capital to 0 % in 2018 (20 % in 2017).

Our fully loaded CRR/CRD 4 Tier 1 capital as of June 30, 2018 was € 52.5 billion, compared to € 52.9 billion at the end of 2017. Our fully loaded CRR/CRD 4 CET 1 capital amounted to € 47.9 billion as of June 30, 2018, compared to € 48.3 billion as of December 31, 2017. Our fully loaded CRR/CRD 4 Additional Tier 1 capital amounted to € 4.6 billion as per end of June 2018, unchanged compared to year end 2017.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Risk and Capital Performance

The decrease of our fully loaded CET 1 capital of € 0.4 billion compared to year end 2017 capital was mainly the result of the deduction of irrevocable payment commitments to the Single Resolution Fund and the Deposit Guarantee Schemes of € 0.5 bil-lion, the IFRS 9 adoption impact of € 0.4 billion and the payment of 11 cts/share dividend totaling to € 0.2 billion and the AT1 coupons of € 0.3 billion in the second quarter of 2018. These negative effects were reduced by a positive CET 1 contribution of € 0.9 billion from our partial Initial Public Offering (“IPO”) of DWS.

Own Funds Template (incl. RWA and Capital Ratios)

	Jun 30, 2018		Dec 31, 2017
in € m.	CRR/CRD 4 fully loaded	CRR/CRD 4[1]	CRR/CRD 4 fully loaded	CRR/CRD 4
Common Equity Tier 1 (CET 1) capital: instruments and reserves

Capital instruments, related share premium accounts and other reserves[2]	45,347	45,347	45,195	45,195

Retained earnings	16,360	16,360	17,977	17,977

Accumulated other comprehensive income (loss), net of tax	449	449	696	660

Independently reviewed interim profits net of any foreseeable charge or dividend[3]	0	0	(751)	(751)

Other[2]	861	861	0	33

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	63,016	63,016	63,116	63,114

Common Equity Tier 1 (CET 1) capital: regulatory adjustments

Additional value adjustments (negative amount)	(1,214)	(1,214)	(1,204)	(1,204)

Other prudential filters (other than additional value adjustments)	(463)	(463)	(102)	(74)

Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(8,500)	(8,500)	(8,394)	(6,715)

Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(2,865)	(2,865)	(3,004)	(2,403)

Negative amounts resulting from the calculation of expected loss amounts	(191)	(191)	(502)	(408)

Defined benefit pension fund assets (negative amount)	(1,043)	(1,043)	(1,125)	(900)

Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	(42)	(42)	(144)	(117)

Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10% / 15 % thresholds and net of eligible short positions) (negative amount)	0	0	0	0

Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10% / 15 % thresholds) (negative amount)	0	0	0	0

Other regulatory adjustments[4]	(815)	(815)	(341)	(485)

Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(15,133)	(15,133)	(14,816)	(12,306)

Common Equity Tier 1 (CET 1) capital	47,884	47,884	48,300	50,808

Additional Tier 1 (AT1) capital: instruments

Capital instruments and the related share premium accounts	4,676	4,676	4,676	4,676

Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	N/M	2,973	N/M	3,904

Additional Tier 1 (AT1) capital before regulatory adjustments	4,676	7,648	4,676	8,579

Additional Tier 1 (AT1) capital: regulatory adjustments

Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(80)	(80)	(55)	(26)

Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	N/M	N/M	N/M	(1,730)

Other regulatory adjustments	0	0	0	0

Total regulatory adjustments to Additional Tier 1 (AT1) capital	(80)	(80)	(55)	(1,756)

Additional Tier 1 (AT1) capital	4,596	7,568	4,621	6,823

Tier 1 capital (T1 = CET 1 + AT1)	52,479	55,452	52,921	57,631

Tier 2 (T2) capital	9,233	6,260	10,329	6,384

Total capital (TC = T1 + T2)	61,712	61,712	63,250	64,016

Total risk-weighted assets	348,319	348,319	344,212	343,316

Capital ratios

Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	13.7	13.7	14.0	14.8

Tier 1 capital ratio (as a percentage of risk-weighted assets)	15.1	15.9	15.4	16.8

Total capital ratio (as a percentage of risk-weighted assets)	17.7	17.7	18.4	18.6

N/M – Not meaningful

[1]	With effect from January 1, 2018, the CRR/CRD 4 “transitional” (or “phase-in”) rules under which CET 1 regulatory adjustments were phased in have reached a rate of 100%, together with the 100 % phase-out rate of minority interest only recognizable under the transitional rules.
[2]	Our partial Initial Public Offering (“IPO”) of DWS Group GmbH & Co. KGaA (“DWS”) led to a € 0.9 billion CET 1 contribution which is reflected in Capital instruments, related share premium accounts and other reserves at € 84 million and minority interest in Other at € 861 million.
[3]	No interim profits to be recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).
[4]	Includes € 0.5 billion capital deduction effective from January 2018 onwards, based on ECB guidance and following the EBA Guidelines on irrevocable payment commitments related to the Deposit Guarantee Scheme and the Single Resolution Fund. Further includes capital deduction of € 0.3 billion that was imposed on Deutsche Bank effective from October 2016 onwards based on a notification by the ECB pursuant to Article 16(1)(c), 16(2)(b) and (j) of Regulation (EU) No 1024/2013 as well as the additional filter for funds for home loans and savings protection (“Fonds für bauspartechnische Absicherung”) of € 14 million.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Risk and Capital Performance

Reconciliation of shareholders’ equity to regulatory capital

	Jun 30, 2018	Dec 31, 2017
in € m.	CRR/CRD 4	CRR/CRD 4
Total shareholders’ equity per accounting balance sheet[1]	62,656	63,174
Deconsolidation/Consolidation of entities	(20)	(58)
Thereof:
Additional paid-in capital	(9)	(6)
Retained earnings	(144)	(228)
Accumulated other comprehensive income (loss), net of tax	134	176

Total shareholders’ equity per regulatory balance sheet	62,637	63,116

Minority Interests (amount allowed in consolidated CET 1)[1]	861	33
Accrual for dividend and AT1 coupons[2]	(481)	0
Reversal of deconsolidation/consolidation of the position accumulated other comprehensive income (loss), net of tax, during transitional period	0	(35)

Common Equity Tier 1 (CET 1) capital before regulatory adjustments	63,016	63,114

Prudential filters	(1,678)	(1,422)
Thereof:
Additional value adjustments	(1,214)	(1,204)
Any increase in equity that results from securitized assets	0	(2)
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	(463)	(72)
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 467 and 468 CRR	0	(144)

Regulatory adjustments	(13,456)	(10,884)
Thereof:
Goodwill and other intangible assets (net of related tax liabilities)	(8,500)	(6,715)
Deferred tax assets that rely on future profitability	(2,865)	(2,403)
Negative amounts resulting from the calculation of expected loss amounts	(191)	(408)
Defined benefit pension fund assets	(1,043)	(900)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	0	0
Securitization positions not included in risk-weighted assets	0	0
Other	(857)	(458)

Common Equity Tier 1 capital	47,884	50,808

Additional Tier 1 capital	7,568	6,823

Additional Tier 1 Notes (AT1 Notes)	4,596	4,649
Per balance sheet	4,675	4,675
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(80)	(25)

Hybrid capital securities	2,973	3,891
Per balance sheet	3,143	5,491
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(170)	(1,601)
Other regulatory adjustments	0	13

Deductions from Additional Tier 1 capital	0	(1,730)

Tier 1 capital	55,452	57,631

Tier 2 capital	6,260	6,384

Subordinated debt	5,980	6,155
Per balance sheet	7,358	8,100
Deconsolidation/Consolidation of entities	0	0
Regulatory adjustments to balance sheet position	(1,378)	(1,944)
Thereof:
Amortization according to Art. 64 CRR	(724)	(1,065)
Other	(654)	(880)

Other regulatory adjustments	280	280
Deductions from Tier 2 capital	0	(51)

Total capital	61,712	64,016

[1]

Our partial Initial Public Offering (“IPO”) of DWS Group GmbH & Co. KGaA (“DWS”) led to a € 0.9 billion CET 1 contribution which is reflected in the total shareholders’ equity per accounting balance sheet at € 84 million and minority interests at € 861 million.

[2]	No interim profits to be recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4).

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Risk and Capital Performance

Development of Risk-weighted Assets

The tables below provide an overview of RWA broken down by risk type and business division. They include the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments.

Risk-weighted assets by risk type and business division

	Jun 30, 2018

in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total

Credit Risk	118,757	76,593	4,408	15,392	215,150

Settlement Risk	29	0	0	329	358

Credit Valuation Adjustment (CVA)	8,491	271	115	9	8,885

Market Risk	30,329	108	0	0	30,437

Operational Risk	77,455	11,060	4,975	0	93,489

Total	235,060	88,031	9,498	15,730	348,319

	Dec 31, 2017

in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total

Credit Risk	118,940	75,377	3,273	16,552	214,142

Settlement Risk	142	0	0	5	147

Credit Valuation Adjustment (CVA)	6,189	171	84	7	6,451

Market Risk	30,896	70	0	0	30,966

Operational Risk	74,936	11,654	5,020	0	91,610

Total	231,103	87,272	8,378	16,564	343,316

The RWA according to CRR/CRD 4 fully-loaded were € 348.3 billion as of June 30, 2018, compared to € 343.3 billion at the end of 2017, which were still subject to transitional arrangements. The increase of € 5.0 billion was primarily driven by RWA for CVA and RWA for operational risk. CVA RWA increased due to several methodology and policy-related changes. The increase in RWA for operational risk by € 1.9 billion is due to the reduced budgeted expected loss. Credit Risk RWA increased due to business growth in the first quarter of the year as well as foreign exchange movements. It was partly offset by methodology and policy changes, parameter recalibrations and lower RWA due to the improved capturing of pending settlements for syndicated loans. The overall RWA increase was also partly offset by reduced RWA for market risk.

Since January 1, 2018 the RWA under transitional rules is equal to the fully loaded measure as all transitional arrangements expired. For December 31, 2017 the RWA on transitional rules still recognized a small subset of equity positions according to grandfathering rules resulting in transitional RWA of € 343.3 billion, slightly below the fully-loaded RWA of € 344.2 billion.

The tables below provide an analysis of key drivers for RWA movements observed for credit, market, operational risk and the Credit Valuation Adjustment in the reporting period.

Development of Risk-weighted assets for Credit Risk

	Six months ended Jun 30, 2018		Twelve months ended Dec 31, 2017

in € m.	Credit risk RWA	Capital requirements	Credit risk RWA	Capital requirements

Credit risk RWA balance as at end of previous reporting period	214,142	17,131	220,345	17,628

Book size	2,772	222	3,523	282

Book quality	(718)	(57)	506	40

Model updates	(45)	(4)	1,272	102

Methodology and Policy	(976)	(78)	0	0

Acquisition and Disposals	0	0	0	0

Foreign exchange movements	1,615	129	(10,162)	(813)

Other	(1,640)	(131)	(1,342)	(107)

Credit risk RWA balance as at end of current reporting period	215,149	17,212	214,142	17,131

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Risk and Capital Performance

Thereof: Development of Risk-weighted assets for Counterparty Credit Risk

	Six months ended Jun 30, 2018		Twelve months ended Dec 31, 2017

in € m.	Counterparty credit risk RWA	Capital requirements	Counterparty credit risk RWA	Capital requirements

Counterparty credit risk RWA balance as at end of previous reporting period	33,924	2,714	35,614	2,849

Book size	(5,350)	(428)	(4,628)	(370)

Book quality	92	7	3,715	297

Model updates	0	0	1,272	102

Methodology and Policy	0	0	0	0

Acquisition and Disposals	0	0	0	0

Foreign exchange movements	321	26	(2,048)	(164)

Other	0	0	0	0

Counterparty credit risk RWA balance as at end of current reporting period	28,986	2,319	33,924	2,714

The classifications of key drivers for the RWA credit risk development table are fully aligned with the recommendations of the Enhanced Disclosure Task Force (EDTF). Organic changes in our portfolio size and composition are considered in the category “book size”. The category “book quality” mainly represents the effects from portfolio rating migrations, loss given default, model parameter recalibrations as well as collateral and netting coverage activities. “Model updates” include model refinements and advanced model roll out. RWA movements resulting from externally, regulatory-driven changes, e.g. applying new regulations, are considered in the “methodology and policy” section. “Acquisition and disposals” is reserved to show significant exposure movements which can be clearly assigned to new businesses or disposal-related activities. Changes that cannot be attributed to the above categories are reflected in the category “other”.

The increase in RWA for credit risk by 0.5 % or € 1.0 billion since December 31, 2017 is primarily driven by the increase in the category “book size” representing business growth in our CIB and PCB segments especially in the first quarter of the year in addition to an increase stemming from foreign exchange movements. This increase is partly offset by the category “book quality”, which is driven by parameter recalibrations and data enhancements, the category “methodology and policy” reflecting the derecognition of irrevocable payment commitments to the Single Resolution Fund and the Deposit Guarantee Scheme which are deducted from CET 1 since beginning of the year as well as the category “other”. The latter principally reflects the net impact from lower RWA due to the improved capturing of pending settlements for syndicated loans and higher RWA for equity positions following the phase-out of the respective grandfathering provision under CRR/CRD 4 transitional rules.

The movement in counterparty credit risk is mainly driven by the category “book size” reflecting data and collateral enhancements across the businesses.

Development of Risk-weighted assets for Credit Valuation Adjustment

	Six months ended Jun 30, 2018		Twelve months ended Dec 31, 2017

in € m.	CVA RWA	Capital requirements	CVA RWA	Capital requirements

CVA RWA balance as at end of previous reporting period	6,451	516	9,416	753

Movement in risk levels	361	29	(3,228)	(258)

Market data changes and recalibrations	0	0	0	0

Model updates	0	0	0	0

Methodology and policy	1,930	154	870	70

Acquisitions and disposals	0	0	0	0

Foreign exchange movements	144	11	(607)	(49)

CVA RWA balance as at end of current reporting period	8,885	711	6,451	516

Based on the CRR/CRD 4 regulatory framework, we are required to calculate RWA using the CVA which takes into account the credit quality of our counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures. We calculate the majority of the CVA based on our own internal model as approved by the BaFin. As of June 30, 2018, the RWA for CVA amounted to € 8.9 billion, representing an increase of € 2.4 billion (38%) compared with € 6.5 billion for December 31, 2017. The overall increase was driven by methodology & policy changes.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Risk and Capital Performance

Development of Risk-weighted assets for Market Risk

	Six months ended Jun 30, 2018

in € m.	VaR	SVaR	IRC	CRM	Other	Total RWA	Total capital requirements

Market risk RWA balance as at end of previous reporting period	4,380	10,896	9,871	56	5,763	30,966	2,477

Movement in risk levels	201	2,769	(2,184)	8	(523)	271	19

Market data changes and recalibrations	(22)	0	0	0	(85)	(108)	(9)

Model updates/changes	11	64	0	0	(200)	(125)	(10)

Methodology and policy	44	179	(352)	0	(500)	(629)	(50)

Acquisitions and disposals	0	0	0	0	0	0	0

Foreign exchange movements	0	0	0	0	61	61	5

Other	0	0	0	0	0	0	0

Market risk RWA balance as at end of current reporting period	4,614	13,908	7,335	64	4,516	30,437	2,432

	Twelve months ended Dec 31, 2017

in € m.	VaR	SVaR	IRC	CRM	Other	Total RWA	Total capital requirements

Market risk RWA balance as at end of previous reporting period	5,957	14,271	8,662	273	4,599	33,762	2,701

Movement in risk levels	(1,658)	(3,375)	2,598	(217)	922	(1,729)	(138)

Market data changes and recalibrations	81	0	0	0	581	661	53

Model updates/changes	0	0	(1,390)	0	(38)	(1,428)	(114)

Methodology and policy	0	0	0	0	0	0	0

Acquisitions and disposals	0	0	0	0	0	0	0

Foreign exchange movements	0	0	0	0	(301)	(301)	(24)

Other	0	0	0	0	0	0	0

Market risk RWA balance as at end of current reporting period	4,380	10,896	9,871	56	5,763	30,966	2,477

The analysis for market risk covers movements in our internal models for value-at-risk, stressed value-at-risk, incremental risk charge and comprehensive risk measure as well as results from the market risk standardized approach, which are captured in the table under the category “Other”. The market risk standardized approach covers trading securitizations and nth-to-default derivatives, longevity exposures, relevant Collective Investment Undertakings and market risk RWA from Postbank.

The market risk RWA movements due to changes in market data levels, volatilities, correlations, liquidity and ratings are included under the “market data changes and recalibrations category”. Changes to our market risk RWA internal models, such as methodology enhancements or risk scope extensions, are included in the category of “model updates”. In the “methodology and policy” category we reflect regulatory driven changes to our market risk RWA models and calculations. Significant new businesses and disposals would be assigned to the line item “Acquisition and disposals”. The impacts of Foreign exchange movements are only calculated for the CRM and Standardized approach methods.

As of June 30, 2018 the RWA for market risk was € 30.4 billion which has decreased by € 0.5 billion (-1.7%) since December 31, 2017. The decrease was primarily driven by “Methodology and policy” from the Collective Investment Undertakings standardized approach and incremental risk charge components, partly offset by the “Movement in risk levels” category mainly driven by stressed value-at-risk due to an increase in the credit spread component and a reduction in diversification following exposure changes in the interest rate component.

Development of Risk-weighted assets for Operational Risk

	Six months ended Jun 30, 2018		Twelve months ended Dec 31, 2017

in € m.	Operational risk RWA	Capital requirements	Operational risk RWA	Capital requirements

Operational risk RWA balance as at end of previous reporting period	91,610	7,329	92,675	7,414

Loss profile changes (internal and external)	(1,707)	(137)	(2,815)	(225)

Expected loss development	5,174	414	1,104	88

Forward looking risk component	975	78	(3,265)	(261)

Model updates	(2,563)	(205)	3,912	313

Methodology and policy	0	0	0	0

Acquisitions and disposals	0	0	0	0

Operational risk RWA balance as at end of current reporting period	93,489	7,479	91,610	7,329

Changes of internal and external loss events are reflected in the category “Loss profile changes”. The category “Expected loss development” is based on divisional business plans as well as historical losses and is deducted from the AMA capital figure within certain constraints. The category “Forward looking risk component” reflects qualitative adjustments and as such the effectiveness and performance of the day-to-day Operational Risk management activities via Key Risk Indicators and Self-

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Risk and Capital Performance

Assessment scores, focusing on the business environment and internal control factors. The category “Model updates” covers model refinements such as the implementation of model changes. The category “Methodology and policy” represents externally driven changes such as regulatory add-ons. The category “Acquisition and disposals” represents significant exposure movements which can be clearly assigned to new or disposed businesses.

The overall RWA increase of € 1.9 billion was mainly driven by our reduced budgeted expected losses for operational risk. RWA, as a measure for unexpected loss, are derived from the difference between the total losses simulated in our AMA model and budgeted expected loss. While our total loss estimate, which predominantly relies on historical information, was also reduced, this difference has increased due to the simultaneous stronger decline of the budgeted expected loss metric. The increase has been partly compensated by a lighter loss profile and a number of model improvements, most prominently from recalibration of data weights. The change in the forward looking risk component was mainly driven by the updated results from our enhanced Risk & Control Assessment process.

Economic Capital

Internal Capital Adequacy

Our internal capital adequacy assessment process (ICAAP) is aimed at maintaining the viability of Deutsche Bank on an ongoing basis. We assess our internal capital adequacy as the ratio of our internal capital supply divided by our internal economic capital demand as shown in the table below.

Total capital supply and demand

in € m. (unless stated otherwise)	Jun 30, 2018	Dec 31, 2017

Capital supply
Shareholders’ equity	62,656	63,174
Noncontrolling interests[1]	855	0
Accruals AT1 coupons	(54)	(213)
Gain on sale of securitizations, cash flow hedges	(26)	(29)
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk	(438)	(73)
Additional valuation adjustments	(1,214)	(1,204)
Intangible assets	(8,982)	(8,839)
IFRS deferred tax assets excl. temporary differences	(3,207)	(3,341)
Expected loss shortfall	(191)	(502)
Defined benefit pension fund assets[2]	(1,043)	(1,125)
Holdings of own common equity tier 1 capital instruments	(28)	(131)
Home loans and savings protection (“Fonds zur bauspartechnischen Absicherung”)	(14)	(19)
Other adjustments[3]	(801)	(322)
Additional tier 1 equity instruments	4,675	4,675

Capital supply	52,188	52,051

Total economic capital requirement
Credit risk	10,399	10,769
Market risk	10,223	10,428
Operational risk	7,479	7,329
Business risk	5,961	5,677
Diversification benefit	(7,123)	(7,074)

Capital demand	26,939	27,129

Internal capital adequacy ratio	194%	192%

1 Includes noncontrolling interest up to the economic capital requirement for each subsidiary.

2 Reported as net assets (assets minus liabilities) of a defined pension fund, i.e. applicable for overfunded pension plans.

3 Includes € 0.5 billion capital deduction of irrevocable payment commitments related to the Deposit Guarantee Scheme and Single Resolution Fund, since January 1, 2018.

A ratio of more than 100 % signifies that the total capital supply is sufficient to cover the capital demand determined by the risk positions. This ratio was 194 % as of June 30, 2018, compared with 192 % as of December 31, 2017. The change of the ratio was due to an increase in capital supply and decrease in capital demand. The capital supply increased by € 138 million mainly driven by a positive contribution of € 0.9 billion from our partial Initial Public Offering (“IPO”) of DWS Group GmbH & Co. KGaA (“DWS”) which was slightly offset by negative effects from deduction of irrevocable payment commitments to the Single Resolution Fund and the Deposit Guarantee Schemes of € 0.5 billion and other offsetting effects. The decrease in capital demand was driven by lower economic capital usage as explained in the section “Risk Profile”.

The above capital adequacy measures apply to the consolidated Group as a whole (including Postbank) and form an integral part of our Risk and Capital Management framework.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Leverage Ratio

Leverage Ratio

We manage our balance sheet on a Group level and, where applicable, locally in each region. In the allocation of financial resources we favor business portfolios with the highest positive impact on our profitability and shareholder value. We monitor and analyze balance sheet developments and track certain market-observed balance sheet ratios. Based on this we trigger discussion and management action by the Group Risk Committee (GRC). Following the publication of the CRR/CRD 4 framework, we established a leverage ratio calculation according to that framework.

Leverage Ratio according to revised CRR/CRD 4 framework

The CRR/CRD 4 framework introduced a non-risk based leverage ratio that is intended to act as a supplementary measure to the risk based capital requirements. Its objectives are to constrain the build-up of leverage in the banking sector, helping avoid destabilizing deleveraging processes which can damage the broader financial system and the economy, and to reinforce the risk based requirements with a simple, non-risk based “backstop” measure. While the CRR/CRD 4 framework currently does not provide for a mandatory minimum leverage ratio to be complied with, the legislative proposals as part of the European Trilogue include a 3 % minimum requirement but the proposed implementation dates are different. The final Basel rules that have been published in December 2017 also include an additional leverage ratio buffer requirement for banks identified as global systemically important institution (“G-SII”) of 50 % of the G-SII buffer. Details of the implementation and the timing of the application of this additional leverage ratio buffer remain subject to finalization of the legislative process.

We calculate our leverage ratio exposure on a fully loaded basis in accordance with Article 429 of the CRR as per Delegated Regulation (EU) 2015/62 of October 10, 2014 published in the Official Journal of the European Union on January 17, 2015 amending Regulation (EU) No 575/2013. In addition, we provide the leverage ratio on a phase-in basis as displayed below in the tables.

Our total leverage ratio exposure includes derivatives, securities financing transactions (SFTs), off-balance sheet exposure and other on-balance sheet exposure (excluding derivatives and SFTs).

The leverage exposure for derivatives is calculated by using the regulatory mark-to-market method for derivatives comprising the current replacement cost plus a regulatory defined add-on for the potential future exposure. Variation margin received in cash from counterparties is deducted from the current replacement cost portion of the leverage ratio exposure measure and variation margin paid to counterparties is deducted from the leverage ratio exposure measure related to receivables recognized as an asset on the balance sheet, provided certain conditions are met. Deductions of receivables for cash variation margin provided in derivatives transactions are shown under derivative exposure in the table “Leverage ratio common disclosure” below. The effective notional amount of written credit derivatives, i.e., the notional reduced by any negative fair value changes that have been incorporated in Tier 1 capital is included in the leverage ratio exposure measure; the resulting exposure measure is further reduced by the effective notional amount of a purchased credit derivative on the same reference name provided certain conditions are met.

The securities financing transaction (SFT) component includes the gross receivables for SFTs, which are netted with SFT payables if specific conditions are met. In addition to the gross exposure a regulatory add-on for the counterparty credit risk is included.

The off-balance sheet exposure component follows the credit risk conversion factors (CCF) of the standardized approach for credit risk (0%, 20%, 50%, or 100%), which depend on the risk category subject to a floor of 10%.

The other on-balance sheet exposure component (excluding derivatives and SFTs) reflects the accounting values of the assets (excluding derivatives and SFTs) as well as regulatory adjustments for asset amounts deducted in determining Tier 1 capital.

The following tables show the leverage ratio exposure and the leverage ratio, both on a fully loaded basis, in accordance with the disclosure tables of the implementing technical standards (ITS) which were adopted by the European Commission via Commission Implementing Regulation (EU) 2016/200 published in the Official Journal of the European Union on February 16, 2016. For additional information, they also contain the phase-in figures.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Leverage Ratio

Summary reconciliation of accounting assets and leverage ratio exposures

in € bn.	Jun 30, 2018	Dec 31, 2017
Total assets as per published financial statements	1,421	1,475
Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	1	5
Adjustments for derivative financial instruments	(164)	(172)

Adjustment for securities financing transactions (SFTs)	17	41
Adjustment for off-balance sheet items (i.e. conversion to credit equivalent amounts of off-balance sheet exposures)	97	95
Other adjustments	(49)	(50)
Leverage ratio total exposure measure (fully loaded)	1,324	1,395

Leverage ratio total exposure measure (phase-in)	1,324	1,396

Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Jun 30, 2018	Dec 31, 2017
Total derivative exposures	160	166
Total securities financing transaction exposures	97	158
Total off-balance sheet exposures	97	95
Other Assets	984	990
Asset amounts deducted in determining Tier 1 capital[1]	(14)	(14)

Tier 1 capital (fully loaded)	52.5	52.9
Leverage ratio total exposure measure (fully loaded)	1,324	1,395
Leverage ratio (fully loaded, in %)	4.0	3.8

Tier 1 capital (phase-in)	55.5	57.6
Leverage ratio total exposure measure (phase-in)	1,324	1,396
Leverage ratio (phase-in, in %)	4.2	4.1

1 Using a fully loaded definition of Tier 1 capital. The amount using a transitional definition of Tier 1 capital is € (14) billion and € (13) billion as of June 30, 2018 and December 31, 2017, respectively.

Description of the factors that had an impact on the leverage ratio in the first half 2018

As of June 30, 2018, our fully loaded CRR/CRD 4 leverage ratio was 4.0 % compared to 3.8 % as of December 31, 2017, taking into account as of June 30, 2018 a fully loaded Tier 1 capital of € 52.5 billion over an applicable exposure measure of € 1,324 billion (€ 52.9 billion and € 1,395 billion as of December 31, 2017, respectively).

Our CRR/CRD 4 leverage ratio according to transitional provisions was 4.2 % as of June 30, 2018 (4.1 % as of December 31, 2017), calculated as Tier 1 capital according to transitional rules of € 55.5 billion over an applicable exposure measure of € 1,324 billion (€ 57.6 billion and € 1,396 billion as of December 31, 2017, respectively). Starting with January 1, 2018, the exposure measure under transitional rules is equal to the fully loaded exposure measure while it was € 1 billion higher as of December 31, 2017 as the asset amounts deducted in determining Tier 1 capital were lower under transitional rules.

In the first half of 2018, our leverage ratio exposure decreased by € 71 billion to € 1,324 billion. This is primarily driven by the reduction of € 61 billion in SFT exposures reflecting a decrease on the balance sheet in the SFT related items (securities purchased under resale agreements, securities borrowed and receivables from prime brokerage) and lower add-ons for counterparty credit risk due to extended collateral recognition. The € 6 billion reduction in Other Assets reflects the development on our balance sheet, in particular for non-derivative trading assets which decreased by € 25 billion, cash and central bank / interbank balances which decreased by € 16 billion, and pending settlements which increased by € 30 billion from seasonally low year-end level. Derivatives decreased by € 6 billion from lower exposures for written credit protection and lower add-ons for the potential future exposure. Off-balance sheet exposures slightly increased by € 2 billion corresponding to higher notional amounts for irrevocable lending commitments.

The decrease of the leverage ratio exposure in the first half of 2018 includes a positive foreign exchange impact of € 17 billion mainly due to the depreciation of the Euro against the U.S. dollar.

Our leverage ratio calculated as the ratio of total assets under IFRS to total equity under IFRS was 21 as of June 30, 2018 compared to 22 as of December 31, 2017.

For main drivers of the Tier 1 capital development please refer to section “Regulatory Capital” in this report.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Credit Risk Exposure

Credit Risk Exposure

Credit Exposure Classifications

We classify our credit exposure under two broad headings: corporate credit exposure and consumer credit exposure.

–  Our consumer credit exposure consists of our smaller-balance standardized homogeneous loans, primarily in Germany, Italy and Spain. It includes personal loans, residential and non-residential mortgage loans, overdrafts and loans to self-employed and small business customers of our private and retail businesses.

–  Our corporate credit exposure consists of all exposures not defined as consumer credit exposure.

Corporate Credit Exposure

As a consequents of the IFRS 9 implementation, main corporate exposures categories for loans, debt securities and repos and repo-style transactions have been provided along with accounting classifications applicable to these products. Comparative numbers for year-end 2017 are based on IAS 39 accounting rules and hence are not entirely comparable.

Main corporate credit exposure categories according to our internal creditworthiness categories of our counterparties

		Jun 30, 2018
		Loans				Off-balance sheet		OTC derivatives
in € m. (unless stated otherwise)	Probability of default in %[1]	at amortized cost	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI	Irrevocable lending commitments[2]	Contingent liabilities	at fair value through P&L3
iAAA–iAA	> 0.00 ≤ 0.04	26,224	112	9,105	170	18,179	3,323	11,409
iA	> 0.04 ≤ 0.11	40,462	1,180	790	1,260	39,667	10,171	7,559
iBBB	> 0.11 ≤ 0.5	53,356	999	620	2,263	56,091	23,663	6,737
iBB	> 0.5 ≤ 2.27	43,932	5,064	1,485	1,044	30,290	6,086	3,255
iB	> 2.27 ≤ 10.22	21,872	2,190	953	80	14,955	3,562	1,548
iCCC and below	> 10.22 ≤ 100	14,048	1,179	315	1	3,514	960	72
Total		199,894	10,724	13,269	4,817	162,697	47,766	30,580

		Jun 30, 2018
		Debt Securities			Repo and repo-style transactions			Total
in € m. (unless stated otherwise)	Probability of default in %[1]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI
iAAA–iAA	> 0.00 ≤ 0.04	50,934	5,473	31,377	1,870	35,060	308	193,545
iA	> 0.04 ≤ 0.11	7,159	687	5,409	1,632	9,105	86	125,166
iBBB	> 0.11 ≤ 0.5	8,927	919	3,832	2,170	5,649	458	165,684
iBB	> 0.5 ≤ 2.27	15,548	709	1,485	2,230	10,641	762	122,532
iB	> 2.27 ≤ 10.22	1,327	426	199	354	442	29	47,936
iCCC and below	> 10.22 ≤ 100	575	15	3	382	19	59	21,143
Total		84,469	8,230	42,304	8,639	60,916	1,703	676,007

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 11.1 billion as of June 30, 2018.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.

	Dec 31, 2017
in € m. (unless stated otherwise)	Probability of default in %[1]	Loans	Irrevocable lending commitments[2]	Contingent liabilities	OTC derivatives[3]	Debt securities[4]	Total
iAAA–iAA	> 0.00 ≤ 0.04	38,743	18,643	5,108	13,025	39,405	114,924
iA	> 0.04 ≤ 0.11	39,428	44,388	13,899	8,416	6,277	112,407
iBBB	> 0.11 ≤ 0.5	56,245	51,021	16,165	5,204	2,174	130,809
iBB	> 0.5 ≤ 2.27	41,888	25,652	7,882	3,390	371	79,183
iB	> 2.27 ≤ 10.22	23,556	15,286	3,434	1,174	5	43,456
iCCC and below	> 10.22 ≤ 100	13,688	3,264	1,723	220	19	18,913
Total		213,547	158,253	48,212	31,430	48,251	499,693

[1]	Reflects the probability of default for a one year time horizon.
[2]	Includes irrevocable lending commitments related to consumer credit exposure of € 10.1 billion as of December 31, 2017.
[3]	Includes the effect of netting agreements and cash collateral received where applicable.
[4]	Includes debt securities on financial assets available for sale and securities held to maturity.

The quality of the corporate credit exposure before risk mitigation remained stable at 72 % of investment-grade rated exposures.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Credit Risk Exposure

Statement with regard to Focus Industries

For our credit exposure to the focus industry “Shipping“ there is an ongoing focus on limit reduction in particular for the long-term lending book. Various de-risking initiatives have been concluded which will reduce the long-term lending book to below € 2.6 billion upon full execution in second half of 2018. These initiatives include single loan and ship sales throughout the year but as well a portfolio sale transaction which involves € 0.8 billion of non-strategic or non-performing shipping loans and which was agreed in June 2018, with planned settlement on July 31, 2018 and final execution during the course of second half of 2018. The sale led in the second quarter 2018 to a Credit Loss in the amount of € 22.4 million and we expect an additional loss on disposal of approximately € 20 million in the third quarter. The remaining portfolio will show an improved credit metrics and continues to benefit from strong diversification across sectors and client groups.

Whilst dry bulk and container markets saw some improvement, the tanker market continues to be under pressure in a high oil price environment with particularly freight rates having fallen significantly. Fleet growth has substantially slowed down (with the exception of containerships), but overcapacity is still a topic across all segments despite relatively positive economic climate. As a result vessel prices remain ca 5-15 % below the long-term historic average.

Consumer Credit Exposure

In our consumer credit exposure we monitor consumer loan delinquencies in terms of loans that are 90 days or more past due and net credit costs, which are the annualized net provisions charged after recoveries.

Consumer Credit Exposure

	Total exposure in € m.		90 days or more past due as a % of total exposure		Net credit costs as a % of total exposure[1]
	Jun 30, 2018	Dec 31, 2017	Jun 30, 2018	Dec 31, 2017	Jun 30, 2018	Dec 31, 2017
Consumer credit exposure Germany	158,366	153,728	0.75	0.73	0.07	0.12
Consumer and small business financing, cards	22,170	21,224	3.15	2.96	0.82	1.07
Mortgage lending	136,196	132,505	0.36	0.37	(0.05)	(0.03)

Consumer credit exposure outside Germany	36,597	38,345	3.89	3.77	0.49	0.39
Consumer and small business financing, cards	15,271	15,298	6.63	6.54	1.04	0.78
Mortgage lending	21,326	23,047	1.93	1.93	0.10	0.12

Total consumer credit exposure	194,963	192,074	1.34	1.34	0.15	0.17

[1]	Net credit costs for the twelve months period ended at the respective balance sheet date divided by the exposure at that balance sheet date.

The volume of our consumer credit exposure increased by € 2.9 billion from December 31, 2017 to June 30, 2018, therein € 665 million from reclassification effects in the balance sheet. These reclassifications consists of a shift of € 2.6 billion from assets at fair value into our German Mortgage loan book (first time adoption of IFRS 9) and € 1.9 billion following the signing of the sales agreement of the Portugal business franchise, which is now accounted as held for sale outside the loan book. Without this accounting effect our consumer credit exposure increased from December 31, 2017 to June 30, 2018 by € 2.2 billion, or 1.16%, mainly driven by our loan books in Germany, which increased by € 2.0 billion, in Italy, which increased by € 227 million and in Spain, which increased by € 158 million. Our consumer credit exposure in Poland decreased by € 224 million mainly due to FX effects.

The 90 days or more past due ratio of our consumer credit exposure remain stable at 1.34 % for June 30, 2018 compared year-end 2017. The total net credit costs as a percentage of our consumer credit exposure decreased from 0.17 % as per December 31, 2017 to 0.15 % as of June 30, 2018.

Consumer mortgage lending exposure grouped by loan-to-value ratio buckets1

	Jun 30, 2018	Dec 31, 2017
≤ 50%	68%	68%

> 50 ≤ 70%	16%	16%

> 70 ≤ 90%	9%	9%

> 90 ≤ 100%	3%	3%

> 100 ≤ 110%	2%	2%

> 110 ≤ 130%	1%	1%

> 130%	1%	1%

[1]	When assigning the exposure to the corresponding LTV buckets, the exposure amounts are distributed according to their relative share of the underlying assessed real estate value.

The LTV expresses the amount of exposure as a percentage of assessed value of real estate.

Our LTV ratios are calculated using the total lending exposure divided by the current assessed value of the respective real estate. These values are updated on a regular basis. The lending exposure from transactions that benefit from additional liquid collateral is reduced by the value of that collateral, whereas any prior charges increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collateral. Any mortgage lending exposure that is collateralized exclusively by any type of collateral other than real estate is not included in the LTV calculation.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Credit Risk Exposure

The creditor’s creditworthiness, the LTV and the quality of collateral is an integral part of our risk management when originating loans and when monitoring and steering our credit risks. In general, we are willing to accept higher LTV’s, the better the creditor’s creditworthiness is. Nevertheless, restrictions of LTV apply for countries with negative economic outlook or expected declines of real estate values.

As of June 30, 2018, 68 % of our exposure is related to the mortgage lending portfolio, which had a LTV ratio below or equal to 50%, unchanged to December 31, 2017.

Credit Risk Exposure to certain Eurozone Countries

Certain Eurozone countries are presented within the table below due to concerns relating to sovereign risk.

In our “country of domicile view” we aggregate credit risk exposures to counterparties by allocating them to the domicile of the primary counterparty, irrespective of any link to other counterparties, or in relation to credit default swaps underlying reference assets from these Eurozone countries. Hence we also include counterparties whose group parent is located outside of these countries and exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

The following table, which is based on the “country of domicile” view, presents our gross position, the proportion of undrawn/contingent exposure and our net exposure to these Eurozone countries. The gross exposure reflects our net credit risk exposure grossed up for credit derivatives with underlying reference assets domiciled in one of these countries, guarantees received and collateral. Such collateral is particularly held with respect to our retail portfolio, but also for financial institutions predominantly based on derivative margining arrangements, as well as for corporates. In addition, the amounts also reflect the allowance for credit losses. Net credit exposures are presented after effects of collateral held, guarantees received and further risk mitigation, including net notional amounts of credit derivatives for protection sold/(bought). The provided gross and net exposures to certain Eurozone countries do not include credit derivative tranches and credit derivatives in relation to our correlation business which, by design, is structured to be credit risk neutral. Additionally, the tranche and correlated nature of these positions do not allow a meaningful disaggregated notional presentation by country, e.g., as identical notional exposures represent different levels of risk for different tranche levels.

Gross position, included undrawn exposure and net exposure to certain Eurozone countries – Country of Domicile View

	Sovereign		Financial Institutions		Corporates		Retail		Other				Total
in € m.	Jun 30, 2018	Dec 31, 2017	Jun 30, 2018	Dec 31, 2017	Jun 30, 2018	Dec 31, 2017	Jun 30, 2018	Dec 31, 2017	Jun 30, 2018		Dec 31, 2017		Jun 30, 2018[1]		Dec 31, 2017
Greece
Gross	102	55	858	734	709	526	5	5	3		0		1,677		1,320
Undrawn	0	0	34	30	5	5	0	0	0		0		38		36
Net	85	38	283	270	3	8	1	1	3		0		375		317

Ireland
Gross	709	865	822	927	8,154	7,556	27	31	2,247	[2]	2,275	[2]	11,958		11,654
Undrawn	0	0	33	4	2,229	2,005	1	0	250	[2]	316	[2]	2,513		2,326
Net	598	717	366	477	5,013	4,420	6	6	2,245	[2]	2,275	[2]	8,228		7,895

Italy
Gross	2,715	2,875	3,347	3,338	11,746	12,050	16,744	16,489	150		147		34,702		34,898
Undrawn	14	13	61	28	4,742	5,162	98	96	0		0		4,914		5,300
Net	1,821	1,015	822	672	7,899	8,202	7,996	7,633	149		146		18,688		17,669

Portugal
Gross	(19)	(227)	84	185	727	1,329	13	1,757	21		80		825	[4]	3,123
Undrawn	0	0	36	75	344	374	5	24	0		0		385	[4]	474
Net	79	(223)	81	115	741	893	9	134	21		80		930	[4]	998

Spain
Gross	1,652	1,672	1,553	1,301	12,194	9,106	9,647	9,570	214		128		25,261		21,777
Undrawn	0	0	175	225	5,902	4,583	240	259	4		0		6,321		5,068
Net	1,716	1,554	1,042	552	10,157	7,113	2,081	2,117	349		128		15,345		11,464

Total gross	5,159	5,240	6,664	6,485	33,530	30,566	26,436	27,851	2,635		2,629		74,424		72,771
Total undrawn	14	14	339	364	13,221	12,130	344	380	254		316		14,173		13,203
Total net[3]	4,299	3,102	2,594	2,086	23,813	20,637	10,093	9,891	2,768		2,629		43,566		38,344

[1]	Approximately 69 % of the overall exposure as per June 30, 2018 will mature within the next 5 years.
[2]

Other exposures to Ireland include exposures to counterparties where the domicile of the group parent is located outside of Ireland as well as exposures to special purpose entities whose underlying assets are from entities domiciled in other countries.

[3]	Total net exposure excludes credit valuation reserves for derivatives amounting to € 91.9 million as of June 30, 2018 and € 64.6 million as of December 31, 2017.
[4]	Exposure to Portugal has decreased as the loan portfolio substantially in retail sector has been reclassified under held for sale category.

Total net exposure to the above selected Eurozone countries increased by € 5.2 billion in the first six months of 2018 driven by an increase in Spain and Italy.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Asset Quality

Sovereign Credit Risk Exposure to certain Eurozone Countries

The amounts below reflect a net “country of domicile view” of our sovereign exposure.

Sovereign credit risk exposure to certain Eurozone Countries

	Jun 30, 2018					Dec 31, 2017
in € m.	Direct Sovereign exposure	[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]	Direct Sovereign exposure	[1]	Net Notional of CDS referencing sovereign debt	Net sovereign exposure	Memo Item: Net fair value of CDS referencing sovereign debt[2]
Greece	102		(18)	85	0	55		(17)	38	0
Ireland	591		6	598	0	709		9	717	0
Italy	2,672		(850)	1,821	195	2,834		(1,818)	1,016	49
Portugal	(19)		98	79	8	(227)		3	(223)	0
Spain	1,649		68	1,716	141	1,669		(115)	1,554	35
Total	4,995		(696)	4,299	345	5,040		(1,938)	3,102	84

[1]

Includes sovereign debt classified as financial assets/liabilities as per IFRS 9 classification beginning Jan 2018 and as per IAS 39 classification as on December, 2017. Direct Sovereign exposures is net of guarantees received and collateral.

[2]	The amounts reflect the net fair value in relation to credit default swaps referencing sovereign debt of the respective country representing the counterparty credit risk.

Net sovereign exposure increased by € 1.2 billion compared with year-end 2017 mainly due to decreased net credit default swap protection bought for Italy.

Asset Quality

For the current fiscal year, we provide information following the IFRS 9 accounting standard, while comparatives are based on the IAS 39 accounting rules. Since the accounting requirements have changed significantly numbers are not comparable and previous year’s comparatives are therefore shown in a separate section subsequent to the disclosures under IFRS 9. The main reasons are the broader scope of assets subject to impairment, differences in asset classification as well as in impairment calculation and definition:

The Asset Quality section under IFRS 9 describes the quality of debt instruments subject to impairment, which under IFRS 9 consist of debt instruments measured at amortized cost (AC), financial instruments at fair value through other comprehensive income (FVOCI) as well as off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as ‘Financial Assets’). Under IAS 39 the Asset Quality section mainly described the quality of the group Loans (at AC).

The determination of impairment losses and allowance moves from an incurred credit loss model under IAS 39, whereby credit losses are recognized when a defined loss event occurs, to an expected credit loss model under IFRS 9, where allowances for loan losses are recorded upon initial recognition of the Financial Asset, based on expectations of potential credit losses at the time of initial recognition.

The Group has aligned its definition of “credit impaired” under IFRS 9 to the default definition as per Art. 178 of the Capital Requirements Regulation (CRR) for regulatory purposes. As a consequence, Stage 3 Financial Assets consist of two types of defaulted financial assets: firstly financial assets, where the Group expects an impairment loss reflected in an allowance for credit losses and secondly financial assets, where the group does not expect an impairment loss (e.g. due to high quality collateral or sufficient expected future cash flows following thorough due diligence). This is a major difference to our impairment definition under IAS 39, where Financial Assets were only considered to be impaired if the Group expected to suffer an impairment loss.

For a detailed description of the group’s risk accounting policies, please refer to “IFRS 9 Transition Impact Analysis”.

Overview of Financial assets subject to impairment

The following tables provide an overview of the exposure amount and allowance for credit losses by financial asset class broken down into stages as per IFRS 9 requirements.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Asset Quality

Overview of Financial Assets subject to impairment

	Jun 30, 2018

	Gross Carrying Amount					Allowance for Credit Losses²

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Amortized Cost¹	656,063	26,586	7,913	2,078	692,640	(460)	(504)	(3,495)	(9)	(4,468)

[1]  Financial Assets at Amortized Cost consist of: Loans at Amortized Cost, Cash and central bank balances, Interbank balances (w/o central banks), Central bank funds sold and securities purchased under resale agreements, Securities borrowed and certain subcategories of Other assets.

[2]  Allowance for credit losses do not include allowance for country risk amounting to € 5 million as of June 30, 2018.

	Jun 30, 2018

	Fair Value					Allowance for Credit Losses

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Fair Value through OCI	48,591	217	3	1	48,812	(9)	(1)	(1)	0	(11)

	Jun 30, 2018

	Notional Amount					Allowance for Credit Losses¹

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Off-balance sheet	208,454	5,245	1,001	0	214,700	(121)	(49)	(136)	0	(307)

[1]	Allowance for credit losses do not include allowance for country risk amounting to € 4 million as of June 30, 2018.

Financial Assets at Amortized Cost

The following tables provide an overview of the gross carrying amount and credit loss allowance by financial asset class broken down into stages as per IFRS 9 requirements.

Development of exposures and allowance for credit losses in the reporting period

	Jun 30, 2018
	Gross carrying amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year¹	663,707	30,305	7,726	2,019	703,756

Movements in financial assets including new business	31,788	(3,389)	599	75	29,074

Transfers due to changes in creditworthiness	(1,549)	729	820	N/M	0

Changes due to modifications that did not result in derecognition	0	(5)	(36)	0	(41)

Changes in models	N/M	N/M	N/M	N/M	N/M

Financial assets that have been derecognized during the period	(42,816)	(1,276)	(1,145)	(2)	(45,240)

Recovery of written off amounts	0	0	(97)	0	(97)

Foreign exchange and other changes	4,933	222	46	(14)	5,187

Balance, end of reporting period	656,063	26,586	7,913	2,078	692,640

[1]  Balance sheet positions in scope of Financial assets subject to impairment have been revised in Q2 2018. As a consequence, Balance, beginning of year was restated in Stages 1 and 2 as well as in Total.

	Jun 30, 2018
	Allowance for Credit Losses³
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	(462)	(494)	(3,638)	(3)	(4,596)

Movements in financial assets including new business	88	(152)	(126)	2	(188)

Transfers due to changes in creditworthiness	(110)	122	(12)	N/M	0

Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M

Changes in models	0	0	0	0	0

Financial assets that have been derecognized during the period²	0	0	362	0	362

Recovery of written off amounts	0	0	(110)	0	(110)

Foreign exchange and other changes	24	19	29	(8)	64

Balance, end of reporting period	(460)	(504)	(3,495)	(9)	(4,468)

Provision for Credit Losses excluding country risk¹	(22)	(30)	(138)	2	(188)

[1]	The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models.
[2]	This position represents charge offs of allowance for credit losses.
[3]	Allowance for credit losses does not include allowance for country risk amounting to € 5 million as of June 30, 2018.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Asset Quality

Financial Assets at Amortized Cost by Business Division

	Jun 30, 2018

	Gross Carrying Amount					Allowance for Credit Losses

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Corporate & Investment Bank	354,245	9,401	3,174	1,832	368,652	(149)	(73)	(1,095)	(9)	(1,325)

Private & Commercial Bank	291,234	16,944	4,738	246	313,162	(307)	(431)	(2,400)	0	(3,139)

Asset Management	2,502	8	0	0	2,510	(1)	0	0	0	(1)

Corporate & Other	8,082	233	0	0	8,315	(3)	0	0	0	(3)

Total	656,063	26,586	7,913	2,078	692,640	(460)	(504)	(3,495)	(9)	(4,468)

Financial Assets at Amortized Cost by Industry Sector
	Jun 30, 2018

	Gross Carrying Amount					Allowance for Credit Losses

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Financial intermediation	316,393	3,732	136	328	320,589	(38)	(13)	(69)	(3)	(123)

Fund management activities	11,189	238	16	267	11,709	(2)	0	(9)	0	(11)

Manufacturing	26,240	1,097	858	65	28,260	(23)	(20)	(462)	(1)	(507)

Wholesale and retail trade	17,611	821	572	0	19,005	(18)	(14)	(408)	0	(440)

Households	174,213	13,027	3,290	188	190,717	(260)	(376)	(1,487)	0	(2,122)

Commercial real estate activities	30,302	3,171	517	607	34,597	(35)	(19)	(100)	0	(154)

Public sector	12,253	830	98	1	13,182	(4)	(5)	(9)	0	(19)

Other¹	67,862	3,671	2,426	623	74,582	(80)	(57)	(952)	(5)	(1,094)

Total	656,063	26,586	7,913	2,078	692,640	(460)	(504)	(3,495)	(9)	(4,468)

[1]   Thereof ‘Transportation, storage and communication’- Total Stage 3 Loans € 957 million/Total Allowance for Credit Losses € (384) million, ‘Real estate; renting and business activities’- € 516 million/€ (176) million, ‘Construction’ - € 381 million/€ (235) million.

Financial Assets at Amortized Cost by Region

	Jun 30, 2018

	Gross Carrying Amount					Allowance for Credit Losses

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Germany	293,573	12,714	2,960	277	309,524	(224)	(280)	(1,352)	0	(1,856)

Western Europe (excluding Germany)	121,766	5,575	3,198	1,413	131,953	(131)	(172)	(1,697)	(3)	(2,003)

Eastern Europe	10,402	472	236	0	11,111	(7)	(18)	(125)	0	(150)

North America	159,350	6,111	769	234	166,464	(60)	(31)	(62)	(5)	(159)

Central and South America	4,497	478	144	0	5,119	(6)	(2)	(4)	0	(11)

Asia/Pacific	51,935	957	476	94	53,463	(21)	(2)	(232)	0	(255)

Africa	1,759	270	85	0	2,114	(2)	(1)	(23)	0	(25)

Other	12,780	8	45	60	12,893	(9)	0	0	0	(9)

Total	656,063	26,586	7,913	2,078	692,640	(460)	(504)	(3,495)	(9)	(4,468)

Financial Assets at Amortized Cost by Rating Class
	Jun 30, 2018

	Gross Carrying Amount					Allowance for Credit Losses

in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

iAAA–iAA	257,875	425	1	0	258,301	(2)	0	0	0	(2)

iA	85,504	1,511	3	0	87,018	(5)	(1)	(1)	0	(7)

iBBB	135,410	3,242	33	0	138,685	(32)	(13)	(4)	0	(49)

iBB	135,675	6,219	173	416	142,483	(165)	(62)	(38)	2	(263)

iB	33,729	9,197	593	14	43,533	(207)	(180)	(168)	0	(555)

iCCC and below	7,870	5,992	7,109	1,649	22,620	(49)	(248)	(3,284)	(11)	(3,592)

Total	656,063	26,586	7,913	2,078	692,640	(460)	(504)	(3,495)	(9)	(4,468)

Collateral held against Financial assets at Amortized Cost in Stage 3

	Jun 30, 2018

in € m.	Gross Carrying Amount	Collateral	Guarantees

Financial Assets at Amortized Cost (Stage 3)	7,913	2,799	292

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Asset Quality

Modified Assets at Amortized Cost

A financial asset is considered modified when it’s contractual cash flows are renegotiated or otherwise modified. Renegotiation or modification may or may not lead to derecognition of the old and recognition of the new financial instrument. This section covers modified financial assets that have not been derecognized.

Under IFRS 9, when the terms of a Financial Asset are renegotiated or modified and the modification does not result in derecognition, a gain or loss is recognized in the income statement as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate (EIR). For modified financial assets the determination of whether the asset’s credit risk has increased significantly reflects the comparison of:

–	The remaining lifetime probability of default (PD) at the reporting date based on the modified terms; with
–	The remaining lifetime PD estimated based on data at initial recognition and based on the original contractual terms.

Modified assets at Amortized Cost

					Jun 30, 2018
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Amortized cost carrying amount prior to modification	130	5	37	0	171

Net modification gain/losses recognized	0	(5)	(36)	0	(41)

In the first six months after the implementation of the IFRS 9 requirements, we did not observe any modified assets that have been upgraded to Stage 1 and consequently also no subsequent re-deterioration of those assets into Stages 2 and 3.

Financial Assets at Fair value through Other Comprehensive Income

The fair value of Financial assets at Fair value through Other Comprehensive Income subject to impairment was € 49 billion at June 30, 2018, compared to € 48 billion at the beginning of year 2018. Allowance for credit losses against these assets were almost unchanged at very low levels (€ 12 million at the beginning of year 2018 and € 11 million as of June 30, 2018, respectively). Due to immateriality no further breakdown will be provided for Financial Assets at FVOCI.

Off-balance sheet lending commitments and guarantee business

The following tables provide an overview of the nominal amount and credit loss allowance for our off-balance sheet financial asset class broken down into stages as per IFRS 9 requirements.

Development of nominal amount and allowance for credit losses

	Jun 30, 2018
	Nominal Amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Balance, beginning of year	199,236	5,780	1,246	0	206,262

Movements including new business	5,849	2,479	(452)	0	7,876

Transfers due to changes in creditworthiness	2,834	(3,038)	205	N/M	0

Changes in models	N/M	N/M	N/M	N/M	N/M

Foreign exchange and other changes	536	24	3	0	563

Balance, end of reporting period	208,454	5,245	1,001	0	214,700

	Jun 30, 2018
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total

Balance, beginning of year	(117)	(36)	(119)	0	(272)

Movements including new business	16	(11)	(2)	0	4

Transfers due to changes in creditworthiness	(9)	9	0	N/M	0

Changes in models	0	0	0	0	0

Foreign exchange and other changes	(11)	(12)	(16)	0	(39)

Balance, end of reporting period	(121)	(49)	(136)	0	(307)

Provision for Credit Losses excluding country risk¹	7	(1)	(2)	0	4

[1]	The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models.
[2]	Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of June 30, 2018.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Asset Quality (Comparables as reported under IAS 39)

Legal Claims

Assets subject to enforcement activity consist of assets, which have been fully or partly written off and the Group still continues to pursue recovery of the asset. Such enforcement activity comprises for example cases where the bank continues to devote resources (e.g. our Legal Department/CRM workout unit) towards recovery, either via legal channels or third party recovery agents. Enforcement activity also applies to cases where the Bank maintains outstanding and unsettled legal claims. This is irrespective of whether amounts are expected to be recovered and the recovery timeframe. It may be common practice in certain jurisdictions for recovery cases to span several years.

Amounts outstanding on financial assets that were written off during the reporting period and are still subject to enforcement activity amounted to € 165 million in the first six months 2018 mainly related to CIB.

Asset Quality (Comparables as reported under IAS 39)

This section below describes the asset quality of our loans. All loans, where known information about possible credit problems of borrowers causes our management to have serious doubts as to the collectability of the borrower’s contractual obligations, are included in this section.

Overview of performing, renegotiated, past due and impaired loans by customer groups

	Dec 31, 2017
in € m.	Corporate loans	Consumer loans	Total

Loans neither past due, nor renegotiated or impaired	208,457	185,979	394,436

Past due loans, neither renegotiated nor impaired	1,167	2,778	3,945

Loans renegotiated, but not impaired	518	488	1,006

Impaired loans	3,406	2,828	6,234

Total	213,547	192,074	405,621

Impaired Loans

Credit Risk Management regularly assesses at each balance sheet date whether there is objective evidence that a loan or group of loans is impaired. A loan or group of loans is impaired and impairment losses are incurred if:

–

there is objective evidence of impairment as a result of a loss event that occurred after the initial recognition of the asset and up to the balance sheet date (a “loss event”). When making our assessment we consider information on such events that is reasonably available up to the date the financial statements are authorized for issuance in line with the requirements of IAS 10;

–	the loss event had an impact on the estimated future cash flows of the financial asset or the group of financial assets, and

–	a reliable estimate of the loss amount can be made at each reporting date.

Credit Risk Management’s loss assessments are subject to regular review in collaboration with Finance.

Impairment Loss and Allowance for Loan Losses

If there is evidence of impairment, the impairment loss is generally calculated on the basis of discounted expected cash flows using the original effective interest rate of the loan. If the terms of a loan are renegotiated or otherwise modified because of financial difficulties of the borrower without qualifying for a derecognition of the loan, the impairment loss is measured using the original effective interest rate before modification of terms. We reduce the carrying amount of the impaired loan by the use of an allowance account and recognize the amount of the loss in the consolidated statement of income as a component of the provision for credit losses. We record increases to our allowance for loan losses as an increase of the provision for loan losses in our income statement. Charge-offs reduce our allowance while recoveries, if any, are credited to the allowance account. If we determine that we no longer require allowances which we have previously established, we decrease our allowance and record the amount as a reduction of the provision for loan losses in our income statement. When it is considered that there is no realistic prospect of recovery and all collateral has been realized or transferred to us, the loan and any associated allowance for loan losses is charged off (i.e., the loan and the related allowance for loan losses are removed from the balance sheet).

We first assess whether objective evidence of impairment exists individually for loans that are individually significant. We then assess collectively for loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment under the individual assessment.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Asset Quality (Comparables as reported under IAS 39)

For further details regarding our accounting treatment relating to impairment loss and allowance for credit losses please refer to Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of our Annual Report 2017.

Overview of impaired loans, loan loss allowance and impaired loan coverage ratios by business divisions

	Dec 31, 2017
in € m.	Impaired loans	Loan loss allowance	Impaired loan coverage ratio in %

Corporate & Investment Bank	2,517	1,565	62

Private & Commercial Bank	3,717	2,355	63

Asset Management	0	0	N/M

Corporate & Other	1	1 [1]	N/M

Total	6,234	3,921	63

N/M – not meaningful [1] Loan loss allowance in Asset Management and Corporate & Other primarily consist of Allowance for collectively assessed non-impaired loans. Impaired loans by industry sector
	Dec 31, 2017
in € m.	Individually assessed	Collectively assessed	Total

Financial Intermediation	121	8	129

Fund management activities	8	8	16

Manufacturing	520	165	685

Wholesale and retail trade	333	188	521

Households	155	2,233	2,388

Commercial real estate activities	345	30	376

Public sector	74	0	74

Other[1]	1,792	254	2,046

Total	3,348	2,886	6,234

1 Thereof: ‘Transportation, storage and communication’ - Total Impaired Loans € 808 million/Total Loan loss allowance € 469 million. ‘Real estate; renting and business activities’ € (482) million/
€ 234 million, ‘Construction’ € (378) million/€ 144 million, ‘Mining and quarrying’ € (169) million/€ 116 million.

Impaired loans by region

	Dec 31, 2017
in € m.	Individually assessed	Collectively assessed	Total

Germany	953	1,312	2,266

Western Europe (excluding Germany)	1,471	1,422	2,892

Eastern Europe	45	123	168

North America	497	1	498

Central and South America	70	0	70

Asia/Pacific	264	28	292

Africa	48	0	49

Other	0	0	0

Total	3,348	2,886	6,234

Development of Impaired Loans
	Full Year 2017
in € m.	Individually assessed	Collectively assessed	Total

Balance, beginning of year	4,126	3,321	7,447

Classified as impaired during the year	1,370	1,248	2,618

Transferred to not impaired during the year[1]	(1,127)	(961)	(2,088)

Charge-offs	(540)	(605)	(1,146)

Disposals of impaired loans	(267)	(116)	(383)

Exchange rate and other movements	(215)	(1)	(216)

Balance, end of period	3,348	2,886	6,234

1 Includes repayments.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Market Risk

Movements in the Allowance for Credit Losses

Our allowance for credit losses is comprised of the allowance for loan losses and the allowance for off-balance sheet positions.

Development of allowance for credit losses

	Six months ended Jun 30, 2017
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,071	2,475	4,546	162	183	346	4,892

Provision for credit losses	109	101	211	9	(8)	1	212
Thereof: (Gains)/Losses from disposal of impaired loans	(1)	(20)	(21)	0	0	0	(21)

Net charge-offs:	(264)	(430)	(694)	0	0	0	(694)
Charge-offs	(286)	(462)	(748)	0	0	0	(748)
Recoveries	22	32	54	0	0	0	54

Other changes	(78)	(31)	(109)	(2)	(10)	(12)	(122)

Balance, end of period	1,838	2,115	3,953	169	166	335	4,288

Changes compared to prior year

Provision for credit losses
In € m.	(197)	(171)	(368)	27	(10)	16	(352)
In %	(64) %	(63) %	(64) %	(150) %	(360) %	(110) %	(62) %

Net charge-offs
In € m.	192	167	359	0	0	0	359
In %	(42) %	(28) %	(34) %	0%	0%	0%	(34) %

Market Risk

Market Risk of Trading Units

The table below presents the value-at-risk metrics calculated with a 99 % confidence level and a one-day holding period for our trading units.

Value-at-Risk of our Trading Units by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Average[2]	27.1	29.8	(24.3)	(28.1)	18.5	20.2	15.1	19.7	9.8	8.7	7.5	8.4	0.5	0.8

Maximum[2]	40.9	38.4	(30.4)	(37.6)	32.6	26.0	18.1	25.1	14.0	12.5	13.0	16.5	1.0	3.0

Minimum[2]	19.8	20.1	(20.2)	(21.4)	12.4	13.5	13.0	13.5	7.1	4.4	3.8	4.2	0.2	0.1

Period-end[3]	26.1	29.1	(24.1)	(22.5)	17.1	21.4	15.9	14.4	8.4	10.1	8.1	4.9	0.7	0.7

1 Includes value-at-risk from gold and other precious metal positions.

2 Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2018 and the full year 2017, respectively.

3 Amounts for 2018 as of June 30, 2018 and for 2017 as of December 31, 2017.

The average value-at-risk over the first six months of 2018 was € 27.1 million, which is a decrease of € 2.7 million compared with the full year 2017 driven by reductions coming from credit spread and interest rate risk.

The period end value-at-risk reduction was driven by decreases across interest rate and equity asset classes.

During the first six months of 2018 our trading units achieved a positive revenue for 91  % of trading days compared with 93  % in the full year 2017.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Market Risk

Regulatory Trading Market Risk Measures

Stressed Value-at-Risk

The following table shows the stressed value-at-risk (with a 99 % confidence level and a one-day holding period) for our trading units.

Stressed Value-at-Risk by Risk Type

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk[1]		Commodity price risk
in € m.	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Average[2]	83.8	76.7	(85.3)	(88.4)	59.8	69.8	68.8	62.1	18.3	18.8	19.8	12.6	2.6	1.8

Maximum[2]	113.3	125.0	(106.7)	(115.8)	81.9	92.0	79.7	73.2	78.1	66.8	38.2	28.0	7.7	6.1

Minimum[2]	61.2	42.0	(66.1)	(73.0)	35.2	48.3	59.0	54.3	3.0	1.5	7.7	6.9	0.5	0.3

Period-end[3]	80.0	85.6	(72.4)	(81.0)	49.5	67.8	67.2	64.3	9.1	19.9	25.4	12.6	1.4	1.9

1 Includes stressed value-at-risk from gold and other precious metal positions.

2 Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2018 and the full year 2017, respectively.

3 Amounts for 2018 as of June 30, 2018 and for 2017 as of December 31, 2017.

The average stressed value-at-risk was € 83.8 million over the first six months of 2018, an increase of € 7.1 million compared with the full year 2017. The increase was driven by increased exposure across credit spread and foreign exchange asset classes.

The period end stressed value-at-risk reduction was driven by decreases in equity and interest rate risk.

Incremental Risk Charge

For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates and the value of the preceding 12-week average calculation. The incremental risk charge presented for the reporting dates below is the spot value and the average, maximum and minimum values calculated for the 12-week period preceding these reporting dates.

Incremental Risk Charge of Trading Units (with a 99.9 % confidence level and one-year capital horizon)2,3

	Total		Global Credit Trading		Core Rates		Fixed Income & Currencies APAC		Emerging Markets - Debt		Other
in € m.	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Average[1]	624.5	802.1	452.1	544.6	117.4	107.1	150.7	168.1	(2.9)	37.2	(92.8)	(54.8)

Maximum[1]	717.9	899.3	524.5	597.4	135.8	172.5	384.5	229.0	5.3	62.9	(15.1)	(20.4)

Minimum[1]	586.8	754.8	352.9	503.7	100.3	48.7	79.9	92.4	(24.4)	(1.4)	(129.9)	(90.0)

Period-end[2]	586.8	789.6	430.1	540.1	135.8	133.2	139.8	142.3	5.3	19.9	(124.2)	(45.9)

1 Amounts show the bands within which the values fluctuated during the 12-weeks preceding June 30, 2018 and December 31, 2017, respectively.

2 Business line breakdowns have been updated for 2017 reporting to better reflect the current business structure.

3 All liquidity horizons are set to 12 months.

The incremental risk charge as at the end of the second quarter of 2018 was € 587 million a decrease of € 203 million (26%) compared with year end 2017. The 12-week average of the incremental risk charge as at the end of the second quarter of 2018 was € 625 million and thus € 178 million (22%) lower compared with the average for the 12-week period ended December 31, 2017. The decreased average incremental risk charge is driven by a decrease in credit exposures in Global Credit Trading and Emerging Markets - Debt when compared to the full year 2017.

Comprehensive Risk Measure

For regulatory reporting purposes, the comprehensive risk measure for the respective reporting dates represents the highest of the spot value at the reporting dates, their preceding 12-week average calculation, and the floor, where the floor is equal to 8 % of the equivalent capital charge under the securitization framework.

Comprehensive Risk Measure of Trading Units (with a 99.9 % confidence level and one-year capital horizon)3

in € m.	2018	2017
Average[1]	5.6	5.4

Maximum[1]	5.8	6.3

Minimum[1]	5.1	4.5

Period-end[2]	2.7	4.4

1 Regulatory comprehensive risk measure calculated for the 12-week period ending June 30, 2018 and December 31, 2017.

2 Spot value of internal model comprehensive risk measure at period end.

3 All liquidity horizons are set to 12 months.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Liquidity Risk

The internal model comprehensive risk measure as at the end of the first six months of 2018 was € 2.7 million a decrease of € 1.7 million (-38%) compared with year end 2017. The 12-week average of our regulatory comprehensive risk measure as at the end of the first six months of 2018 was € 5.6 million an increase on of € 0.2 million (3.2%) compared with the average for the 12-week period ending December 31, 2017.

Market Risk Standardized Approach

As of June 30, 2018, the securitization positions, for which the specific interest rate risk is calculated using the market risk standardized approach, generated capital requirements of € 326.8 million corresponding to risk weighted-assets of € 4.1 billion. As of December 31, 2017 these positions generated capital requirements of € 379.5 million corresponding to risk weighted-assets of € 4.7 billion.

For nth-to-default credit default swaps the capital requirement was € 1.9 million corresponding to risk weighted-assets of € 23.4 million compared with € 2.8 million and € 35 million as of December 31, 2017.

The capital requirement for Collective Investment Undertakings under the market risk standardized approach was € 12 million corresponding to risk weighted-assets of € 156 million as of June 30, 2018, compared with € 45 million and € 556 million as of December 31, 2017.

The capital requirement for longevity risk under the market risk standardized approach was € 13 million corresponding to risk-weighted assets of € 167 million as of June 30, 2018, compared with € 32 million and € 395 million as of December 31, 2017.

Operational Risk

In the first six months of 2018 our total operational risk losses were marginally higher compared to the first half year 2017. The operational risk losses continued to be driven predominantly by losses and provisions arising from civil litigation and regulatory enforcement actions. Such losses accounted for more than 85 % of the total operational risk losses up to Q2 2018. For a description of our current legal and regulatory proceedings, please see section “Provisions - Current Individual Proceedings” of this report. Our non-legal operational risk losses reduced to approximately 60 % of those in the first six months of 2017.

Our operational risk management fosters a forward-looking risk management with regard to monitoring of potential profits and losses, focusing on regular review of civil litigations and regulatory enforcement matters, trend analysis based upon available losses and key risk indicator data. The regulatory capital requirement is mainly driven by large external and internal operational risk events as well as reasonably possible litigation losses, which are reflected through provisions, contingent liabilities and legal forecasts in our AMA model. For a description of our modelling approach, please see section “Drivers for Operational Risk Capital Development” of our Annual Report 2017.

Liquidity Risk

Composition of our external funding sources in euro billion and as a percentage of our total external funding sources

in € bn. (unless stated otherwise)	Jun 30, 2018		Dec 31, 2017
Capital Markets and Equity	200	21%	201	20%

Retail	323	34%	318	31%

Transaction Banking	204	21%	217	21%

Other Customers[1]	48	5%	56	6%

Unsecured Wholesale	33	3%	45	4%

Secured Funding and Shorts	139	15%	177	17%

Financing Vehicles	2	0%	2	0%

Total external funding	948	100%	1,016	100%

1 “Other Customers” includes fiduciary, self-funding structures (e.g. X-markets) and margin/prime brokerage cash balances (shown on a net basis).

Reference: To reconcile to the total balance sheet, add derivatives & settlement balances € 384.8 billion (€ 369.4 billion), netting effect for margin & prime brokerage cash balances (shown on a net basis) € 57.4 billion (€ 59.2 billion), and other non-funding liabilities € 30.6 billion (€ 30.3 billion) for June 30, 2018, and December 31, 2017, respectively.

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Liquidity Risk

Our total external funding sources decreased by € 67.6 billion compared to year-end 2017. This is primarily driven by a reduction of Secured Funding and Shorts (€ 38.2 billion), as well as a reduction of Transaction Banking deposits (€ 12.9 billion) and Unsecured Wholesale Funding (€ 12.3 billion). The decrease in our Secured Funding and Shorts position is mainly attributed to a € 27.47 billion decrease in central bank funds purchased, securities sold under repurchase agreements and securities loaned, across all applicable balance sheet categories, driven by managed reductions as a result of our balance sheet optimization initiatives and increased netting. In addition, Trading Liabilities decreased by € 10.8 billion, mainly driven by a reduction in short positions to reduce short coverage requirements contributing to deleveraging activities. The reduction of Transaction Banking deposits are attributed to planned excess cash reduction and expected seasonal outflows and the decrease of our Unsecured Wholesale funding position is driven by active management to lower levels to reduce excess cash in order to optimize funding costs. The slight decrease of € 1.1 billion in Capital Markets and Equity reflects total issuance outflows in excess of new issuances during the first six months of this year. Retail (including Wealth Management) deposits have increased by € 5.0 billion. The € 8.4 billion decrease in “Other Customers” reflects developments in balances not relied upon as a source of stable funding, predominantly related to net margin payables and prime brokerage balances.

During the first six months of 2018, we raised € 13.8 billion out of a total 2018 funding plan of € 25 billion. The average spread over 3-months EURIBOR during the first six months of 2018 was 56 bps (all non-Euro funding spreads are rebased versus 3-months EURIBOR), with an average tenor of 6.5 years. In the second quarter of 2018, an exchange offer with a total principal value of $ 9.7 billion was made for bonds originally issued out of the Deutsche Bank Frankfurt and London branches into substantially equivalent notes issued by its New York branch. The offer was an initiative to align Deutsche Bank’s U.S. dollar funding with the entities that are the primary consumers of U.S. dollar funding. Investors participated in this offer with a principal value of $ 6.4 billion. For the remainder of the year we intend to source the rest of our requirements through a variety of channels, including issuance targeted at retail investors, private placements with institutional investors and further public benchmark issuance.

Regular stress test analyses aim to ensure that we always hold sufficient cash and liquid assets to close a potential funding gap which could open under a combined scenario comprising idiosyncratic and market related stress. For this purpose we hold liquidity reserves which comprise available cash and cash equivalents, highly liquid securities (includes government, government guaranteed and agency securities) as well as other unencumbered central bank eligible assets. The volume of our liquidity reserves is a function of our expected daily stress result, both at an aggregate level as well as at an individual currency level. To the extent we receive incremental short-term wholesale liabilities which attract a high stress roll-off, we will largely keep the proceeds of such liabilities in cash or highly liquid securities as a stress mitigant. Accordingly, the total volume of our liquidity reserves will fluctuate as a function of the level of short-term wholesale liabilities held, although this has no material impact on our overall liquidity position under stress. Our liquidity reserves include only assets that are freely transferable or that can be utilized after taking into consideration local liquidity demands within the Group, including local limits on free transferability within the Group, or that can be applied against local entity stress outflows. As a result our liquidity reserves exclude surplus liquidity held in DBTCA due to requirements pursuant to Section 23A of the U.S. Federal Reserve Act. We hold the vast majority of our liquidity reserves centrally across the major currencies, at our parent and our foreign branches with further reserves within key entities.

Composition of our liquidity reserves by parent company (including branches) and subsidiaries

	Jun 30, 2018		Dec 31, 2017
in € bn.	Carrying Value	Liquidity Value	Carrying Value	Liquidity Value
Available cash and cash equivalents (held primarily at central banks)	205	205	222	222
Parent (incl. foreign branches)	177	177	189	189
Subsidiaries	29	29	33	33
Highly liquid securities (includes government, government guaranteed and agency securities)	60	54	39	37
Parent (incl. foreign branches)	32	30	24	23
Subsidiaries	28	24	15	15
Other unencumbered central bank eligible securities	14	10	19	13
Parent (incl. foreign branches)	10	7	11	8
Subsidiaries	5	3	8	5
Total liquidity reserves	279	270	280	272
Parent (incl. foreign branches)	218	214	223	219
Subsidiaries	61	56	56	53

Our total liquidity reserves remained broadly flat during the first six months of 2018 in comparison to year-end 2017 (a marginal decrease of only € 0.5 billion). The cash portion of Liquidity Reserves decreased by € 17 billion, driven by a combination of active management to reduce excess cash in order to optimize funding costs and an increase in highly liquid securities (among others) from the full recognition of Postbank securities after the integration (€ 8.8 billion).

Deutsche Bank	Risk Report
Interim Report as of June 30, 2018	Liquidity Risk

Our stressed net liquidity position (sNLP) represents the surplus of our available Liquidity Reserves and other business inflows in excess of stressed liquidity demand under our combined liquidity stress scenario, representing a severe market and idiosyncratic liquidity stress event. The sNLP is monitored as one of the Bank’s key risk metrics. Our sNLP as of June 30, 2018 was € 43.6 billion (December 31, 2017 sNLP of € 33 billion). The sNLP fluctuates according to business activities, market events and perceptions, including with respect to us, as well as changes to our internal methodology assumptions. The risk appetite is to maintain a surplus of at least € 10 billion throughout the 8 week stress horizon under all scenarios for our daily global liquidity stress test.

Liquidity Coverage Ratio

In addition to our internal stress test result, the Group has a Management Board-approved risk appetite for the Liquidity Coverage Ratio (“LCR”). The LCR is intended to promote the short-term resilience of a bank’s liquidity risk profile over a 30 day stress scenario. The ratio is defined as the amount of High Quality Liquid Assets (“HQLA”) that could be used to raise liquidity, measured against the total volume of net cash outflows, arising from both actual and contingent exposures, in a stressed scenario.

This requirement has been implemented into European law, via the Commission Delegated Regulation (EU) 2015/61, adopted in October 2014. Compliance with the LCR was required in the EU from October 1, 2015.

The final EBA guidelines on LCR disclosure released on March 8, 2017 (EBA/GL/2017/01) requires us to disclose the average of month-end observations preceding the end of each quarter instead of the quarter-end LCR. For reference, we have nonetheless additionally included the quarter-end spot LCR number below.

Our weighted average LCR of 145% (six months average) has been calculated in accordance with the Commission Delegated Regulation (EU) 2015/61 and the EBA Guidelines on LCR disclosure to complement the disclosure of liquidity risk management under Article 435 CRR.

The quarter-end spot LCR as of June 30, 2018 stands at 147 % compared to 140 % as of December 31, 2017

LCR components

	Total adjusted weighted value (average)
in € bn. (unless stated otherwise)	Jun 30, 2018	Dec 31, 2017
Number of data points used in the calculation of averages	6	12
Liquidity buffer	258	247
Total net cash outflows	178	172
Liquidity Coverage Ratio (LCR) in %	145%	144%

Deutsche Bank	Consolidated Statement of Income (unaudited)
Interim Report as of June 30, 2018	Earnings per Common Share

Consolidated Statement of Income (unaudited)

Income Statement

	Three months ended			Six months ended
in € m.	Jun 30, 2018		Jun 30, 2017	Jun 30, 2018		Jun 30, 2017
Interest and similar income	6,678	[1]	6,261	12,884	[1]	12,274
Interest expense	3,249		3,181	6,542		6,135
Net interest income	3,429		3,081	6,342		6,138
Provision for credit losses	95		79	183		212
Net interest income after provision for credit losses	3,334		3,002	6,160		5,926
Commissions and fee income	2,669		2,839	5,359		5,773
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	147		845	1,296		1,953
Net gains (losses) on financial assets at amortized cost	0		N/A	2		N/A
Net gains (losses) on financial assets mandatory at fair value through other comprehensive income	125		N/A	279		N/A
Net gains (losses) on financial assets available for sale	N/A		78	N/A		198
Net income (loss) from equity method investments	74		84	176		103
Other income (loss)	146		(310)	113		(204)
Total noninterest income	3,161		3,535	7,225		7,823
Compensation and benefits	3,050		2,921	6,052		6,068
General and administrative expenses	2,552		2,724	6,008		5,924
Impairment of goodwill and other intangible assets	0		6	0		6
Restructuring activities	182		64	181		50
Total noninterest expenses	5,784		5,715	12,241		12,049
Income (loss) before income taxes	711		822	1,143		1,701
Income tax expense (benefit)	310		357	622		660
Net income (loss)	401		466	521		1,041
Net income (loss) attributable to noncontrolling interests	40		19	40		23
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	361		447	481		1,018

[1]	Interest and similar income included € 4.1 billion for the three months ended June 30, 2018 and € 8.0 billion for the six months ended June 30, 2018 calculated based on effective interest method.

Earnings per Common Share

	Three months ended		Six months ended
	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Earnings per common share:[1,2]
Basic	€0.03	€0.08	€0.09	€0.40
Diluted	€0.03	€0.07	€0.09	€0.38
Number of shares in million:[1]
Denominator for basic earnings per share – weighted-average shares outstanding	2,104.0	2,086.0	2,100.0	1,834.3
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions	2,155.3	2,140.2	2,153.2	1,899.2

[1]

The number of average basic and diluted shares outstanding has been adjusted for all periods before April 2017 in order to reflect the effect of the bonus component of subscription rights issued in April 2017 in connection with the capital increase.

[2]

Earnings were adjusted by € 292 million and € 288 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2018 and April 2017, respectively. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33.

Deutsche Bank	Consolidated Statement of Comprehensive Income (unaudited)
Interim Report as of June 30, 2018	Earnings per Common Share

Consolidated Statement of Comprehensive Income

(unaudited)

	Three months ended		Six months ended
in € m.	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017
Net income (loss) recognized in the income statement	401	466	521	1,041
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	(45)	192	(208)	111
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	146	N/A	195	N/A
Total of income tax related to items that will not be reclassified to profit or loss	(22)	(66)	26	(52)
Items that are or may be reclassified to profit or loss
Financial assets available for sale
Unrealized net gains (losses) arising during the period, before tax	N/A	115	N/A	103
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	N/A	(83)	N/A	(207)
Financial assets mandatory at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	(52)	N/A	(205)	N/A
Realized net (gains) losses arising during the period (reclassified to profitor loss), before tax	(125)	N/A	(279)	N/A
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	5	(8)	(2)	(20)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	0	2	0	4
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	2	(160)	2	(162)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(2)	162	(2)	162
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	785	(1,259)	375	(1,653)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(1)	(26)	(1)	(26)
Equity Method Investments
Net gains (losses) arising during the period	(7)	(7)	(8)	(20)
Total of income tax related to items that are or may be reclassified to profit or loss	110	(76)	173	37
Other comprehensive income (loss), net of tax	794	(1,215)	64	(1,724)
Total comprehensive income (loss), net of tax	1,196	(749)	586	(683)
Attributable to:
Noncontrolling interests	79	(2)	71	1
Deutsche Bank shareholders and additional equity components	1,117	(747)	515	(684)

Deutsche Bank	Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Earnings per Common Share

Consolidated Balance Sheet (unaudited)

Assets

in € m.	Jun 30, 2018	Dec 31, 2017
Cash and central bank balances	208,086	225,655
Interbank balances (w/o central banks)	10,872	9,265
Central bank funds sold and securities purchased under resale agreements	7,725	9,971
Securities borrowed	916	16,732
Financial assets at fair value through profit or loss
Trading assets	160,646	184,661
Positive market values from derivative financial instruments	347,582	361,032
Non-trading financial assets mandatory at fair value through profit and loss	93,370	N/A
Financial assets designated at fair value through profit or loss	673	91,276
Total financial assets at fair value through profit or loss	602,270	636,970
Financial assets at fair value through other comprehensive income	48,812	N/A
Financial assets available for sale	N/A	49,397
Equity method investments	851	866
Loans at amortized cost	390,965	401,699
Securities held to maturity	N/A	3,170
Property and equipment	2,540	2,663
Goodwill and other intangible assets	8,982	8,839
Other assets	130,663	101,491
Assets for current tax	1,227	1,215
Deferred tax assets	7,050	6,799

Total assets	1,420,960	1,474,732

Liabilities and Equity
in € m.	Jun 30, 2018	Dec 31, 2017
Deposits	558,486	581,873
Central bank funds purchased and securities sold under repurchase agreements	14,310	18,105
Securities loaned	6,486	6,688
Financial liabilities at fair value through profit or loss
Trading liabilities	60,712	71,462
Negative market values from derivative financial instruments	333,375	342,726
Financial liabilities designated at fair value through profit or loss	39,920	63,874
Investment contract liabilities	560	574
Total financial liabilities at fair value through profit or loss	434,567	478,636
Other short-term borrowings	17,693	18,411
Other liabilities	155,095	132,208
Provisions	3,349	4,158
Liabilities for current tax	922	1,001
Deferred tax liabilities	494	346
Long-term debt	157,553	159,715
Trust preferred securities	3,143	5,491
Obligation to purchase common shares	0	0
Total liabilities	1,352,099	1,406,633
Common shares, no par value, nominal value of € 2.56	5,291	5,291
Additional paid-in capital	40,141	39,918
Retained earnings	16,985	17,454
Common shares in treasury, at cost	(75)	(9)
Equity classified as obligation to purchase common shares	0	0
Accumulated other comprehensive income (loss), net of tax	315	520
Total shareholders’ equity	62,656	63,174
Additional equity components	4,675	4,675
Noncontrolling interests	1,529	250
Total equity	68,861	68,099
Total liabilities and equity	1,420,960	1,474,732

Deutsche Bank	Consolidated Statement of Changes in Equity (unaudited)
Interim Report as of June 30, 2018	Earnings per Common Share

Consolidated Statement of Changes in Equity (unaudited)

in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost

Balance as of December 31, 2016	3,531	33,765	18,987	0

Total comprehensive income (loss), net of tax[1]	0	0	1,018	0

Common shares issued	1,760	6,277	0	0

Cash dividends paid	0	0	(392)	0

Coupon on additional equity components, net of tax	0	0	(288)	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	59	0

Net change in share awards in the reporting period	0	(14)	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	206

Tax benefits related to share-based compensation plans	0	(1)	0	0

Option premiums and other effects from options on common shares	0	(104)	0	0

Purchases of treasury shares	0	0	0	(5,503)

Sale of treasury shares	0	0	0	5,264

Net gains (losses) on treasury shares sold	0	13	0	0

Other	0	(109)	0	0

Balance as of June 30, 2017	5,291	39,828	19,383	(33)

Balance as of December 31, 2017 (IAS 39)	5,291	39,918	17,454	(9)

IFRS 9 Introduction Impact	0	(2)	(301)	0

Balance as of January 1, 2018 (IFRS 9)	5,291	39,916	17,153	(9)

Total comprehensive income (loss), net of tax[1]	0	0	481	0

Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0

Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0

Common shares issued	0	0	0	0

Cash dividends paid	0	0	(227)	0

Coupon on additional equity components, net of tax	0	0	(292)	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	(129)	0

Net change in share awards in the reporting period	0	52	0	0

Treasury shares distributed under share-based compensation plans	0	0	0	101

Tax benefits related to share-based compensation plans	0	(5)	0	0

Option premiums and other effects from options on common shares	0	0	0	0

Purchases of treasury shares	0	0	0	(3,006)

Sale of treasury shares	0	0	0	2,839

Net gains (losses) on treasury shares sold	0	3	0	0

Other	0	175[2]	0	0

Balance as of June 30, 2018	5,291	40,141	16,985	(75)

1 Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

2 Includes impact from initial public offering DWS Group GmbH & Co. KGaA.

Deutsche Bank	Consolidated Statement of Changes in Equity (unaudited)
Interim Report as of June 30, 2018	Earnings per Common Share

	Unrealized net gains (losses)

in € m.	On financial assets available for sale, net of tax[2]	On financial assets at fair value through other compre- hensive income, net of tax[2]	Attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax[2]	On derivatives hedging variability of cash flows, net of tax[2]	On assets classified as held for sale, net of tax[2]	Foreign currency translation, net of tax[2]	Unrealized net gains (losses) from equity method investments	Accumula- ted other comprehen- sive income, net of tax[1]

Balance as of December 31, 2016	912	0	0	143	0	2,418	77	3,550

Total comprehensive income (loss), net of tax[1]	(87)	0	0	(16)	0	(1,638)	(20)	(1,761)

Common shares issued	0	0	0	0	0	0	0	0

Cash dividends paid	0	0	0	0	0	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	0	0	0	0	0	0

Net change in share awards in the reporting period	0	0	0	0	0	0	0	0

Treasury shares distributed under share- based compensation plans	0	0	0	0	0	0	0	0

Tax benefits related to share-based compensation plans	0	0	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	0	0	0	0	0	0	0

Purchases of treasury shares	0	0	0	0	0	0	0	0

Sale of treasury shares	0	0	0	0	0	0	0	0

Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0

Other	0	0	0	0	0	0	0	0

Balance as of June 30, 2017	825	0	0	126	0	780	57	1,789

Balance as of December 31, 2017 (IAS 39)	689	0	0	18	0	(227)	40	520

IFRS 9 Introduction Impact	(689)	394	(16)	0	0	(45)	(12)	(368)

Balance as of January 1, 2018 (IFRS 9)	0	394	(16)	18	0	(272)	28	152

Total comprehensive income (loss), net of tax[1]	0	(338)	151	(2)	0	364	(12)	163

Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0	0	0	0	0

Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0	0	0	0	0

Common shares issued	0	0	0	0	0	0	0	0

Cash dividends paid	0	0	0	0	0	0	0	0

Coupon on additional equity components, net of tax	0	0	0	0	0	0	0	0

Remeasurement gains (losses) related to defined benefit plans, net of tax	0	0	0	0	0	0	0	0

Net change in share awards in the reporting period	0	0	0	0	0	0	0	0

Treasury shares distributed under share- based compensation plans	0	0	0	0	0	0	0	0

Tax benefits related to share-based compensation plans	0	0	0	0	0	0	0	0

Option premiums and other effects from options on common shares	0	0	0	0	0	0	0	0

Purchases of treasury shares	0	0	0	0	0	0	0	0

Sale of treasury shares	0	0	0	0	0	0	0	0

Net gains (losses) on treasury shares sold	0	0	0	0	0	0	0	0

Other	0	0	0	0	0	0	0	0

Balance as of June 30, 2018	0	56	135	16	0	92	16	315

1 Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

2 Excluding unrealized net gains (losses) from equity method investments.

Deutsche Bank	Consolidated Statement of Changes in Equity (unaudited)
Interim Report as of June 30, 2018	Earnings per Common Share

in € m.	Total shareholders’ equity	Additional equity components[2]	Noncontrolling interests	Total equity

Balance as of December 31, 2016	59,833	4,669	316	64,819

Total comprehensive income (loss), net of tax[1]	(743)	0	1	(742)

Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0

Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0

Common shares issued	8,037	0	0	8,037

Cash dividends paid	(392)	0	(4)	(396)

Coupon on additional equity components, net of tax	(288)	0	0	(288)

Remeasurement gains (losses) related to defined benefit plans, net of tax	59	0	0	59

Net change in share awards in the reporting period	(14)	0	0	(14)

Treasury shares distributed under share-based compensation plans	206	0	0	206

Tax benefits related to share-based compensation plans	(1)	0	0	(1)

Option premiums and other effects from options on common shares	(104)	0	0	(104)

Purchases of treasury shares	(5,503)	0	0	(5,503)

Sale of treasury shares	5,264	0	0	5,264

Net gains (losses) on treasury shares sold	13	0	0	13

Other	(109)	5[3]	(35)	(140)

Balance as of June 30, 2017	66,258	4,674	278	71,210

Balance as of December 31, 2017 (IAS 39)	63,174	4,675	250	68,099

IFRS 9 Introduction Impact	(671)	0	(1)	(672)

Balance as of January 1, 2018 (IFRS 9)	62,503	4,675	249	67,427

Total comprehensive income (loss), net of tax[1]	644	0	77	721

Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	0	0	0	0

Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	0	0	0	0

Common shares issued	0	0	0	0

Cash dividends paid	(227)	0	0	(227)

Coupon on additional equity components, net of tax	(292)	0	0	(292)

Remeasurement gains (losses) related to defined benefit plans, net of tax	(129)	0	(9)	(139)

Net change in share awards in the reporting period	52	0	20	72

Treasury shares distributed under share-based compensation plans	101	0	0	101

Tax benefits related to share-based compensation plans	(5)	0	1	(5)

Option premiums and other effects from options on common shares	0	0	0	0

Purchases of treasury shares	(3,006)	0	0	(3,006)

Sale of treasury shares	2,839	0	0	2,839

Net gains (losses) on treasury shares sold	3	0	0	3

Other	175	0[3]	1,192[4]	1,368

Balance as of June 30, 2018	62,656	4,675	1,529	68,861

1 Excluding remeasurement gains (losses) related to defined benefit plans, net of tax.

2 Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.

3 Includes net proceeds from purchase and sale of additional equity components.

4 Includes impact from initial public offering DWS Group GmbH & Co. KGaA.

Deutsche Bank	Consolidated Statement of Cash Flows (unaudited)
Interim Report as of June 30, 2018	Earnings per Common Share

Consolidated Statement of Cash Flows (unaudited)

	Six months ended
in € m.	Jun 30, 2018	Jun 30, 2017
Net income (loss)	521	1,041

Cash flows from operating activities:
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for credit losses	183	212
Restructuring activities	181	50
Gain on sale of financial assets available for sale and securities held to maturity	N/A	(206)
Gain on sale of financial assets at fair value through other comprehensive income, equity method investments and other	(543)	(24)
Deferred income taxes, net	335	272
Impairment, depreciation and other amortization, and accretion	1,170	1,179
Share of net income (loss) from equity method investments	(86)	(105)

Income (loss) adjusted for noncash charges, credits and other items	1,761	2,419

Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with central banks and banks	(11,773)	1,902
Central bank funds sold, securities purchased under resale agreements, securities borrowed	18,008	1,513
Non-Trading financial assets mandatory at fair value through profit and loss	(92,687)	N/A
Financial assets designated at fair value through profit or loss	90,604	(3,289)
Loans at amortized cost	8,392	9,073
Other assets	(33,387)	(20,249)
Deposits	(20,493)	32,515
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	(23,867)	4,522
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	(3,972)	(2,316)
Other short-term borrowings	(716)	2,951
Other liabilities	18,856	28,901
Senior long-term debt[2]	(1,412)	(7,017)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	17,327	(9,795)
Other, net	(1,289)	651

Net cash provided by (used in) operating activities	(34,648)	41,781

Cash flows from investing activities:
Proceeds from:
Sale of financial assets at fair value through other comprehensive income	13,277	N/A
Maturities of financial assets at fair value through other comprehensive income	13,513	N/A
Sale of debt securities held to collect at amortized cost	95	N/A
Maturities of debt securities held to collect at amortized cost	658	N/A
Sale of financial assets available for sale	N/A	5,601
Maturities of financial assets available for sale	N/A	3,545
Maturities of securities held to maturity	N/A	0
Sale of equity method investments	29	24
Sale of property and equipment	289	39
Purchase of:
Financial assets at fair value through other comprehensive income	(17,114)	N/A
Debt Securities held to collect at amortized cost	(126)	N/A
Financial assets available for sale	N/A	(8,587)
Securities held to maturity	N/A	0
Equity method investments	0	(5)
Property and equipment	(196)	(269)
Net cash received in (paid for) business combinations/divestitures	101	47
Other, net	(590)	(580)

Net cash provided by (used in) investing activities	9,936	(185)

Deutsche Bank	Consolidated Statement of Cash Flows (unaudited)
Interim Report as of June 30, 2018	Earnings per Common Share

	Six months ended
in € m.	Jun 30, 2018	Jun 30, 2017
Cash flows from financing activities:
Issuances of subordinated long-term debt	47[3]	47
Repayments and extinguishments of subordinated long-term debt	(802)[3]	(32)
Issuances of trust preferred securities	1[4]	0
Repayments and extinguishments of trust preferred securities	(2,723)[4]	(401)
Common shares issued	0	8,037
Purchases of treasury shares	(3,006)	(5,503)
Sale of treasury shares	2,838	5,267
Additional Equity Components (AT1) issued	0	0
Purchases of Additional Equity Components (AT1)	(191)	(114)
Sale of Additional Equity Components (AT1)	200	122
Coupon on additional equity components, pre tax	(315)	(335)
Dividends paid to noncontrolling interests	0	(4)
Net change in noncontrolling interests	1,204	(35)
Cash dividends paid to Deutsche Bank shareholders	(227)	(392)
Other, net	52	0

Net cash provided by (used in) financing activities	(2,922)	6,657

Net effect of exchange rate changes on cash and cash equivalents	(63)	(2,367)

Net increase (decrease) in cash and cash equivalents	(27,697)	45,886
Cash and cash equivalents at beginning of period	229,025	185,649
Cash and cash equivalents at end of period	201,326	231,537

Net cash provided by (used in) operating activities including

Income taxes paid (received), net	298	306
Interest paid	6,911	5,524
Interest received	10,989	10,808
Dividends received	1,702	795

Cash and cash equivalents comprise

Cash and central bank balances (not included Interest-earning time deposits with central banks)	193,420	225,026
Interbank balances (w/o central banks) (not included: time deposits of € 17,643 million as of June 30, 2018,and € 5,701 million as of June 30, 2017)	7,906	6,511

Total	201,326	231,537

[1]

Included are senior long-term debt issuances of € 3,450 million and € 2,300 million and repayments and extinguishments of € 3,251 million and € 1,843 million through June 30, 2018 and June 30, 2017, respectively.

[2]	Included are issuances of € 17,288 million and € 19,284 million and repayments and extinguishments of € 17,720 million and € 23,296 million through June 30, 2018 and June 30, 2017, respectively.

[3]	Non-cash changes for Subordinated Long Term Debt are € 14 million in total and driven by FX movements of € 99 million and FV changes of € (105) million.

[4]	Non-cash changes for Trust Preferred Securities are € 374 million in total and driven by FX movements of € 145 million and FV changes of € 170 million.

Deutsche Bank	Basis of Preparation (unaudited)
Interim Report as of June 30, 2018	Earnings per Common Share

Basis of Preparation (unaudited)

The accompanying condensed consolidated interim financial statements, which include Deutsche Bank AG and its subsidiaries (collectively the “Group”, “Deutsche Bank” or “DB”), are stated in euros, the presentation currency of the Group. They are presented in accordance with the requirements of IAS 34, “Interim Financial Reporting”, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”). The Group’s application of IFRS results in no differences between IFRS as issued by the IASB and IFRS as endorsed by the EU.

Some IFRS disclosures incorporated in the Management Report are an integral part of the consolidated interim financial statements. These include the Segmental Results of Operations of the Segmental Information note which is presented in the Operating and Financial Review: Segmental Results of the Management Report. The presentation of this information is in compliance with IAS 34 and IFRS 8, “Operating Segments”.

Deutsche Bank’s condensed consolidated interim financial statements are unaudited and include supplementary disclosures on segment information, income statement, balance sheet and other financial information. They should be read in conjunction with the audited consolidated financial statements of Deutsche Bank for 2017, for which the same accounting policies and critical accounting estimates have been applied with the exception of the newly adopted accounting pronouncements outlined in section “Impact of Changes in Accounting Principles” and “IFRS 9 Transition Impact Analysis”.

The preparation of financial statements under IFRS requires management to make estimates and assumptions for certain categories of assets and liabilities.

These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from management’s estimates and the results reported should not be regarded as necessarily indicative of results that may be expected for the entire year.

Discount Rate for Defined Benefit Pension Plans: In 2017 the Group moved to a more standardized, simpler approach to set its discount rate used to value its defined benefit plans in the eurozone; similar approaches are generally accepted and are already used for the Group’s other major pension plans in the United Kingdom and the United States. The refinement resulted in no change in the discount rate and so no effect on the Group’s Consolidated Statement of Comprehensive Income in 2017.

Adjustment of Impairment Methodology for Shipping Loans: In the third quarter of 2017, the Group adjusted the parameters for shipping loans being assessed for impairment under a going concern or gone concern scenario. This change in parameters resulted in a change in the estimated impairment charge of € 70 million increase. The Group also revised its general haircut applied to shipping loans with gone concern exposures, which also resulted in a change in estimate of € 36 million additional impairment. These changes in estimates are reflected in the allowance for credit losses.

Home Savings Contracts: In the second quarter of 2018, the Group changed its accounting policy for the obligations related to interest bonuses on home savings contracts. Such bonuses are typically paid to depositors who abstain from entering into a mortgage loan when qualifying for utilization and decide to terminate the contract and receive repayment of the deposit amount plus accrued interest and bonus coupon. Previously, the Group accounted for the obligation to pay an interest bonus as a provision under IAS 37. Developments in market practice resulted in the Group analyzing its accounting policy and deciding to account for the home savings deposit, in its entirety, in accordance with IFRS 9 as it provides more reliable and relevant information about the product. The change in accounting policy resulted in a reclassification of € 1.1 billion and € 1.1 billion from Provisions to Deposits in the Group’s Consolidated Balance Sheet as of 30 June 2018 and 31 December 2017, respectively. The remeasurement of the obligations related to interest bonuses under IFRS 9 compared to IAS 37 resulted in an immaterial effect on the Group’s Consolidated Statement of Comprehensive Income and the Group’s total shareholders’ equity in the current and all comparative periods; and therefore were not adjusted.

Deutsche Bank	Impact of Changes in Accounting Principles (unaudited)
Interim Report as of June 30, 2018	New Accounting Pronouncements

Impact of Changes in Accounting Principles (unaudited)

Recently Adopted Accounting Pronouncements

The following are those accounting pronouncements which are relevant to the Group and which have been applied in the preparation of these condensed consolidated interim financial statements.

IFRS 2 Share-based Payments

On January 1, 2018, the Group adopted amendments to IFRS 2, “Share-based Payment” which clarify the accounting for certain types of share-based payment transactions. The amendments which were developed through the IFRS Interpretations Committee clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments did not have a material impact on the Group’s consolidated financial statements.

IFRS 9 Financial Instruments

On January 1, 2018, the Group adopted IFRS 9 “Financial Instruments”, which replaces IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 introduces new requirements on how an entity should classify and measure financial assets, requires changes to the reporting of ‘own credit’ with respect to issued debt liabilities that are designated at fair value, replaces the rules for impairment of financial assets and amends the requirements for hedge accounting. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. Please refer to the “IFRS 9 Transition Impact Analysis” section for the impact on the Group’s consolidated financial statements.

In the second quarter of 2018, the Group adopted the amendments to IFRS 9 “Prepayment Features with Negative Compensation”. The amendments did not have a material impact on the IFRS 9 Transition Impact Analysis.

IFRS 15 Revenue from Contracts with Customers

On January 1, 2018, the Group adopted IFRS 15, “Revenue from Contracts with Customers”, which specifies how and when revenue is recognized, but does not impact income recognition related to financial instruments in scope of IFRS 9. The new requirements replace several other IFRS standards and interpretations that governed revenue recognition under IFRS and provides a single, principles-based five-step model to be applied to all contracts with customers. The Standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 15 did not have a material impact on the Group’s consolidated financial statements.

New Accounting Pronouncements

The following accounting pronouncements which are relevant to the Group were not effective as of June 30, 2018 and therefore have not been applied in preparing these condensed consolidated interim financial statements.

IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, “Leases”, which introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. There will be only minor changes to the current accounting for lessors. The standard also requires entities to provide users of financial statements with more informative and relevant disclosures. IFRS 16 is effective for annual periods beginning on or after January 1, 2019. The Group is currently assessing the impact of IFRS 16. The standard has been endorsed by the EU.

IFRS 17 Insurance Contracts

In May 2017, the IASB issued IFRS 17, “Insurance Contracts”, which establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. IFRS 17 replaces IFRS 4 which has given companies dispensation to carry on accounting for insurance contracts using national accounting standards, resulting in a

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of June 30, 2018	New Accounting Pronouncements

multitude of different approaches. IFRS 17 solves the comparison problems created by IFRS 4 by requiring all insurance contracts to be accounted for in a consistent manner, benefiting both investors and insurance companies. Insurance obligations will be accounted for using current values – instead of historical cost. The information will be updated regularly, providing more useful information to users of financial statements. IFRS 17 is effective for annual periods beginning on or after January 1, 2021. Based on the Group’s current business activities it is expected that IFRS 17 will not have a material impact on the Group’s consolidated financial statements. The standard has yet to be endorsed by the EU.

Improvements to IFRS 2015-2017 Cycles

In December 2017, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvement project for the 2015-2017 cycles. This comprises amendments that result in accounting changes for presentation, recognition or measurement purposes as well as terminology or editorial amendments related to IFRS 3 “Business combinations”, IAS 12 “Income taxes” and “IAS 23 Borrowing costs”. The amendments will be effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. The Group expects that the amendments will not have a material impact on the Group’s consolidated financial statements. The amendments have yet to be endorsed by the EU.

Deutsche Bank’s Ownership Interest following Initial Public Offering of DWS shares

Deutsche Bank announced on February 26, 2018 its intention to proceed with the planned Initial Public Offering (“IPO”) of its subsidiary DWS Group GmbH & Co. KGaA (“DWS”) on the regulated market of the Frankfurt Stock Exchange. The IPO consisted purely of the sale of existing shares directly held by DWS’s sole shareholder, DB Beteiligungs Holding GmbH, a 100 % subsidiary of Deutsche Bank AG. The total placement volume is comprised of 44.5 million DWS shares including over-allotments (greenshoe) of 4.5 million shares.

As announced on March 22, 2018, the placement price for shares offered in the IPO had been set at € 32.50 per share. As of March 31, 2018, 40.0 million DWS shares were sold to new investors. Based on the placement price, the market capitalization of DWS amounted to € 6.5 billion. Deutsche Bank received gross proceeds of € 1.3 billion from the placement of DWS shares, resulting in investors other than Deutsche Bank holding 20.0 % of DWS. Subsequently, Deutsche Bank remains DWS’s majority shareholder post IPO.

The final carrying amount of DWS’ net assets in the Group’s consolidated financial statements on the date of the IPO was € 6.0 billion. This includes the net assets from the U.S. Asset Management business transferred to DWS on April 2, 2018 which was subject to contractually binding agreements between the Group entities involved and constituted an element of the offering.

The following table summarizes the effect of changes in Deutsche Bank’s ownership interest in DWS and their impact on shareholders’ equity at the end of the reporting period:

in € m.	2018
Deutsche Bank’s ownership interest at the time of the IPO	5,991

Net decrease in Deutsche Bank’s ownership interest	(1,229)

Deutsche Bank’s share of net income or loss	85

Deutsche Bank’s share of other comprehensive income	120

Deutsche Bank’s share of other equity changes	30

Deutsche Bank’s ownership interest in DWS at the end of the reporting period	4,997

Excess amount from the IPO	74

Total effect on shareholders’ equity from a change in Deutsche Bank’s ownership interest in DWS, at the end of the reporting period	5,071

By the end of the stabilization period (April 20, 2018), out of the total greenshoe volume of 4.5 million shares, 1,018,128 shares were allocated to new shareholders, which increased the proportion of outside shareholders in DWS to 20.51%.

IFRS 9 Transition Impact Analysis

The purpose of this section is to describe the key aspects of the changes following the adoption of IFRS 9 with regards to classification and measurement and impairment as well as to provide an overview of the impact on key ratios, regulatory capital, Total Shareholders’ Equity and Risk Weighted Assets (RWA) at Deutsche Bank. This section provides a movement analysis from IAS 39 reported numbers as included in the Deutsche Bank Annual Report 2017 to IFRS 9 numbers as adopted from January 1, 2018. Further information on the implementation of IFRS 9 can be found in Deutsche Bank’s IFRS 9 Transition Report published on April 19, 2018.

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of June 30, 2018	Classification and Measurement Implementation

The transition rules of IFRS 9 do not require a retrospective application to prior periods, accordingly the initial adoption effect is reflected in the opening balance of Shareholders’ equity for the financial year 2018. Comparative periods in the notes in the following chapters of this report are presented in the structure according to IAS 39.

Classification and Measurement Implementation

IFRS 9 requires the classification of financial assets to be determined based on both the business model used for managing the financial assets and the contractual cash flow characteristics of the financial asset (also known as SPPI). There was no change from IAS 39 to IFRS 9 for the classification and measurement of financial liabilities.

Business Model

There are three business models available under IFRS 9:

–	Hold to Collect - Financial assets held with the objective to collect contractual cash flows.
–	Hold to Collect and Sell - Financial assets held with the objective of both collecting contractual cash flows and selling financial assets.
–	Other - Financial assets held with trading intent or that do not meet the criteria of either “Hold to collect” or “Hold to collect and sell”.

The assessment of business model requires judgment based on facts and circumstances at the date of the assessment. Deutsche Bank has considered quantitative factors (e.g., the expected frequency and volume of sales) and qualitative factors such as how the performance of the business model and the financial assets held within that business model are evaluated and reported to Deutsche Bank’s key management personnel; the risks that affect the performance of the business model and the financial assets held within that business model, in particular, the way in which those risks are managed; and how managers of the business are compensated (e.g., whether the compensation is based on the fair value of the assets managed or on the contractual cash flows collected).

Solely Payments of Principal and Interest (SPPI)

If a financial asset is held in either a Hold to Collect or a Hold to Collect and Sell business model, then an assessment to determine whether contractual cash flows are solely payments of principal and interest on the principal amount outstanding at initial recognition is required to determine the classification.

Contractual cash flows, that are SPPI on the principal amount outstanding, are consistent with a basic lending arrangement. Interest is consideration for the time value of money and the credit risk associated with the principal amount outstanding during a particular period of time. It can also include consideration for other basic lending risks (e.g., liquidity risk) and costs (e.g., administrative costs) associated with holding the financial asset for a particular period of time; and a profit margin that is consistent with a basic lending arrangement.

Financial Assets at Amortized Cost

A financial asset is classified and subsequently measured at amortized cost, unless designated under the fair value option, if the financial asset is held in a Hold to Collect business model and the contractual cash flows are SPPI.

Under this measurement category, the financial asset is measured at fair value at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and adjusted for any impairment allowance.

Financial Assets at Fair Value through Other Comprehensive Income

A financial asset shall be classified and measured at fair value through other comprehensive income (FVOCI), unless designated under the fair value option, if the financial asset is held in a Hold to Collect and Sell business model and the contractual cash flows are SPPI.

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of June 30, 2018	Impairment Implementation

Under FVOCI, a financial asset is measured at its fair value with any movements being recognized in Other Comprehensive Income (OCI) and is assessed for impairment under the new ECL model. The foreign currency translation effect for FVOCI assets is recognized in profit or loss, as is the interest component by using the effective interest method. The amortization of premiums and accretion of discount are recorded in net interest income. Realized gains and losses are reported in net gains (losses) on financial assets at FVOCI. Generally, the weighted-average cost method is used to determine the cost of FVOCI financial assets.

It is possible to designate non trading equity instruments as FVOCI. However, this category is expected to have limited usage by the Group and has not been used to date.

Financial Assets at Fair Value through Profit and Loss

Any financial asset that is held for trading or that does not fall into the Hold to Collect nor Hold to Collect and Sell business models shall be assigned into the Other business model and is measured at fair value through profit or loss (FVTPL).

Additionally, any instrument for which the contractual cash flow characteristics are not SPPI must be measured at FVTPL; even if held in a Hold to Collect or Hold to Collect and Sell business model.

Financial instruments are included in the Other business model and held for trading if they have been originated, acquired or incurred principally for the purpose of selling or repurchasing them in the near term, or they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking. Trading assets include debt and equity securities, derivatives held for trading purposes, commodities and trading loans. Trading liabilities consist primarily of derivative liabilities and short positions.

Financial Assets Designated at Fair Value through Profit or Loss

At initial recognition, Deutsche Bank may irrevocably designate a financial asset that would otherwise be measured subsequently at amortized cost or FVOCI, as measured at FVTPL, if such designation eliminates or significantly reduces a recognition and measurement inconsistency (i.e. accounting mismatch) that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on a different basis.

Impairment Implementation

The impairment requirements of IFRS 9 apply to all debt instruments that are measured at amortized cost or FVOCI, and to off balance sheet lending commitments such as loan commitments and financial guarantees (hereafter collectively referred to as “Financial Assets”). This contrasts to the IAS 39 impairment model which was not applicable to loan commitments and financial guarantee contracts, as these were instead covered by International Accounting Standard 37: “Provisions, Contingent Liabilities and Contingent Assets” (IAS 37).

The determination of impairment losses and allowance moves from an incurred credit loss model whereby credit losses are recognized when a defined loss event occurs under IAS 39, to an expected credit loss model under IFRS 9, where provisions are taken upon initial recognition of the Financial Asset, based on expectations of potential credit losses at the time of initial recognition. Under IFRS 9, the Group first evaluates individually whether objective evidence of impairment exists for loans that are individually significant. It then collectively assesses loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment available under the individual assessment.

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of June 30, 2018	Impairment Implementation

Staged Approach to the Determination of Expected Credit Losses

IFRS 9 introduces a three stage approach to impairment for Financial Assets that are performing at the date of origination or purchase. This approach is summarized as follows:

–

Stage 1: The Group recognizes a credit loss allowance at an amount equal to 12-month expected credit losses. This represents the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date, assuming that credit risk has not increased significantly after initial recognition.

–

Stage 2: The Group recognizes a credit loss allowance at an amount equal to lifetime expected credit losses (LTECL) for those Financial Assets which are considered to have experienced a significant increase in credit risk since initial recognition. This requires the computation of ECL based on lifetime probability of default (LTPD) that represents the probability of default occurring over the remaining lifetime of the Financial Asset. Allowance for credit losses are higher in this stage because of an increase in credit risk and the impact of a longer time horizon being considered compared to 12 months in Stage 1.

–

Stage 3: The Group recognizes a loss allowance at an amount equal to lifetime expected credit losses, reflecting a Probability of Default (PD) of 100%, via the recoverable cash flows for the asset, for those Financial Assets that are credit-impaired. The Group’s definition of default is aligned with the regulatory definition. The treatment of loans in Stage 3 remains substantially the same as the treatment of impaired loans under IAS 39 except for homogeneous portfolios.

Financial Assets that are credit-impaired upon initial recognition are categorized within Stage 3 with a carrying value already reflecting the lifetime expected credit losses. The accounting treatment for these purchased or originated credit-impaired (POCI) assets is discussed further below.

Significant Increase in Credit Risk

Under IFRS 9, when determining whether the credit risk (i.e., risk of default) of a Financial Asset has increased significantly since initial recognition, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes quantitative and qualitative information based on the Group’s historical experience, credit risk assessment and forward-looking information (including macro-economic factors). The assessment of significant credit deterioration is key in determining when to move from measuring an allowance based on 12-month ECLs to one that is based on lifetime ECLs (i.e., Stage 1 to Stage 2). The Group’s framework aligns with the internal CRM process and covers rating related and process related indicators.

Credit Impaired Financial Assets in Stage 3

The Group has aligned its definition of credit impaired under IFRS 9 to when a Financial Asset has defaulted for regulatory purposes, according to the Capital Requirements Regulation (CRR) under Art. 178.

The determination of whether a Financial Asset is credit impaired focusses exclusively on default risk, without taking into consideration the effects of credit risk mitigants such as collateral or guarantees. Specifically, a Financial Asset is credit impaired and in Stage 3 when:

–

The Group considers the obligor is unlikely to pay its credit obligations to the Group. Determination may include forbearance actions, where a concession has been granted to the borrower or economic or legal reasons that are qualitative indicators of credit impairment; or

–	Contractual payments of either principal or interest by the obligor are past due by more than 90 days.

For Financial Assets considered to be credit impaired, the ECL allowance covers the amount of loss the Group is expected to suffer. The estimation of ECLs is done on a case-by-case basis for non-homogeneous portfolios, or by applying portfolio based parameters to individual Financial Assets in these portfolios via the Group’s ECL model for homogeneous portfolios.

Forecasts of future economic conditions when calculating ECLs are considered. The lifetime expected losses are estimated based on the probability-weighted present value of the difference between 1) the contractual cash flows that are due to the Group under the contract; and 2) the cash flows that the Group expects to receive.

A Financial Asset can be classified as in default but without an allowance for credit losses (i.e., no impairment loss is expected). This may be due to the value of collateral. The Group’s engine based ECL calculation is conducted on a monthly basis, whereas the case-by-case assessment of ECL in Stage 3 for our non-homogeneous portfolio has to be performed at least on a quarterly basis within our dedicated application.

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of June 30, 2018	Key Ratios

Purchased or Originated Credit Impaired Financial Assets in Stage 3

A Financial Asset is considered purchased or originated credit-impaired if there is objective evidence of impairment at the time of initial recognition (i.e., rated in default by Credit Risk Management, CRM). Such defaulted Financial Assets are termed POCI Financial Assets. Typically the purchase price or fair value at origination embeds expectations of lifetime expected credit losses and therefore no separate credit loss allowance is recognized on initial recognition. Subsequently, POCI Financial Assets are measured to reflect lifetime expected credit losses, and all subsequent changes in lifetime expected credit losses, whether positive or negative, are recognized in the income statement as a component of the provision for credit losses. POCI Financial Assets can only be classified in Stage 3.

Write-Offs

The Group reduces the gross carrying amount of a Financial Asset when there is no reasonable expectation of recovery, which is materially unchanged compared to IAS 39. Write-offs can relate to a Financial Asset in its entirety, or to a portion of it, and constitute a derecognition event.

Interest Income Calculation

For Financial Assets in Stage 1 and Stage 2, the Group calculates interest income by applying the Effective Interest Rate (EIR) to the gross carrying amount (i.e., without deduction for ECLs). Interest income for financial assets in Stage 3 is calculated by applying the EIR to the amortized cost (i.e., the gross carrying amount less the credit loss allowance). For Financial Assets classified as POCI only, interest income is calculated by applying a credit-adjusted EIR (based on an initial expectation of further credit losses) to the amortized cost of these POCI assets. As a result of the amendments to International Accounting Standard 1: “Presentation of Financial Statements” (IAS 1) following IFRS 9, the Group will present interest revenue calculated using the EIR method separately in the income statement.

The EAD over the lifetime of a Financial Asset is modelled taking into account expected repayment profiles. We apply specific Credit Conversion Factors (CCFs) in order to calculate an EAD value. Conceptually, the EAD is defined as the expected amount of the credit exposure to a counterparty at the time of its default. In instances where a transaction involves an unused limit, a percentage share of this unused limit is added to the outstanding amount in order to appropriately reflect the expected outstanding amount in case of a counterparty default. This reflects the assumption that for commitments the utilization at the time of default might be higher than the utilization under IAS 39. When a transaction involves an additional contingent component (i.e., guarantees) a further percentage share is applied as part of the CCF model in order to estimate the amount of guarantees drawn in case of default. The calibrations of such parameters are based on statistical experience as well as internal historical data and consider counterparty and product type specifics.

Hedge Accounting

IFRS 9 incorporates new hedge accounting rules that intend to better align hedge accounting with risk management practices. Generally, some restrictions under IAS 39 rules have been removed and a greater variety of hedging instruments and hedged items become available for hedge accounting. IFRS 9 includes an accounting policy choice to defer the adoption of IFRS 9 hedge accounting and to continue with IAS 39 hedge accounting. The Group has decided to exercise this accounting policy choice and did not adopt IFRS 9 hedge accounting as of January 1, 2018. However, the Group will implement the revised hedge accounting disclosures that are required by the IFRS 9 related amendments to IFRS 7 “Financial Instruments: Disclosures”’.

Reconciliation

Key Ratios

Key Ratios	IAS 39 as of Dec 31, 2017	IFRS 9 as of Jan 1, 2018[1]
CET 1 ratio fully loaded	14.0%	13.9%
Leverage Ratio fully loaded	3.8%	3.8%
Leverage Ratio phase-in	4.1%	4.1%

1 Pro forma.

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of June 30, 2018	Impact on Regulatory Capital, RWA, and Leverage Exposure

Impact on Regulatory Capital, RWA, and Leverage Exposure

Fully loaded

in € m.	Total shareholders’ equity per accounting balance sheet	Common Equity Tier 1 capital	Tier 1 Capital
Balance as of Dec 31, 2017	63,174	48,300	52,921
IFRS 9 changes from	(870)	(870)	(870)
Classification and Measurement	(193)	(193)	(193)
Impairments	(677)	(677)	(677)
Tax effects from	199	199	199
Classification and Measurement	65	65	65
Impairments	134	134	134
IFRS 9 impact net of tax	(671)	(671)	(671)
Changes to regulatory deductions
Negative amounts resulting from the calculation of expected loss amounts		278	278
Balance as of Jan 1, 2018[1]	62,503	47,907	52,528
[1] Pro forma.
in € bn		Risk Weighted Assets	Leverage Exposure
Balance as of Dec 31, 2017		344	1,395
Changes from		0	0
DTA RWA / Change of Total Assets		1	(1)
SA RWA/ Lower Deductions		0	0
Balance as of Jan 1, 2018[1]		345	1,395
Ratios as of Dec 31, 2017		14.0%	3.8%
Ratios as of Jan 1, 2018[1]		13.9%	3.8%
Change in bps		(13)	(3)
[1] Pro forma.

Transitional rules
in € m.	Total shareholders’ equity per accounting balance sheet	Common Equity Tier 1 capital	Tier 1 Capital
Balance as of Dec 31, 2017	63,174	50,808	57,631
IFRS 9 changes from	(870)	(870)	(870)
Classification and Measurement	(193)	(193)	(193)
Impairments	(677)	(677)	(677)
Tax effects from	199	199	199
Classification and Measurement	65	65	65
Impairments	134	134	134
IFRS 9 impact net of tax	(671)	(671)	(671)
Changes to regulatory deductions
Negative amounts resulting from the calculation of expected loss amounts		223	278
Balance as of Jan 1, 2018[1]	62,503	50,359[2]	57,238
[1] Pro forma.
[2] Pro forma view considering 80 % phase-in according to CRR transitional rules.
in € bn		Risk Weighted Assets	Leverage Exposure
Balance as of Dec 31, 2017		343	1,396
Changes from		0	0
DTA RWA / Change of Total Assets		1	0
SA RWA/ Lower Deductions		0	0
Balance as of Jan 1, 2018[1]		344	1,396
Ratios as of Dec 31, 2017		14.8%	4.1%
Ratios as of Jan 1, 2018[1]		14.6%	4.1%
Change in bps		(15)	(3)
1 Pro forma.

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of June 30, 2018	Classification and Measurement

Classification and Measurement

The following table provides an overview of the impact of the changes to total assets under classification and measurement, excluding allowances for On- and Off-Balance Sheet positions, affected by IFRS 9.

in € m.	IAS 39 carrying amount Dec 31, 2017 (i)	Reclassifications (ii)	Remeasurements (iii)	IFRS 9 carrying amount Jan 1, 2018 (iv=i+ii+iii)
Fair Value through Profit or Loss
From Available for Sale (IAS 39)	-	2,535	(3)	-
From Amortized Cost (IAS 39)	-	41,914	(3)	-
To Amortised Cost (IFRS 9)	-	(5,900)	-	-
To Fair Value through Other Comprehensive Income (IFRS 9)	-	(6,508)	-	-
Total Fair Value through Profit or Loss	636,970	32,041	(6)	669,004
Fair Value through Other Comprehensive Income
From Available for Sale (IAS 39)	-	41,219	(104)	-
From Amortized Cost (IAS 39)	-	9,943	64	-
From Fair Value through Profit or Loss (IAS 39)	-	6,508	-	-
To Amortised Cost (IFRS 9)	-	-	-	-
To Fair Value through Profit or Loss (IFRS 9)	-	-	-	-
Total Fair Value through Other Comprehensive Income	-	57,671	(40)	57,631
Amortised Cost
From Amortized Cost (IAS 39)	-	-	-	-
From Available for Sale (IAS 39)	-	5,642	24	-
From Fair Value through Profit or Loss (IAS 39)	-	5,900	(184)	-
To Fair Value through Other Comprehensive Income (IFRS 9)	-	(6,773)	-	-
To Fair Value through Profit or Loss (IFRS 9)	-	(41,914)	-	-
Total Amortised Cost	780,721	(37,145)	(159)	743,417
Tax Assets	8,396	-	230	8,626
Available for Sale (IAS 39)	49,397	(49,397)	-	-
Held to Maturity (IAS 39)	3,170	(3,170)	-	-
Total Financial Asset balances affected by IFRS 9, Reclassifications and Remeasurements	1,478,654	0	24	1,478,678

Deutsche Bank	IFRS 9 Transition Impact Analysis
Interim Report as of June 30, 2018	Impairment

Impairment

The following table provides an overview of the impact of the changes to allowances for On- and Off-Balance Sheet positions affected by IFRS 9.

in € m.	IAS 39 Allowance for On-and Off- Balance Sheet positions as at Dec 31, 2017 (i)	Changes due to reclassifications (ii)	Changes due to the introduction of the IFRS 9 ECL model (iii)	IFRS 9 Allowance for On-and Off- Balance Sheet Positions as at Jan 1, 2018 (iv=i+ii+iii)
Fair Value through profit or loss
From available for sale (IAS 39)	-	-	-	-
From amortized cost (IAS 39)	-	-	-	-
To amortized cost (IFRS 9)	-	-	-	-
To fair value through other comprehensive income (IFRS 9)	-	-	-	-
Total Fair Value through Profit or Loss	-	-	-	-
Fair Value through other comprehensive income
From available for sale (IAS 39)	-	-	12	12
From amortized cost (IAS 39)	-	-	0	0
From fair value through profit or loss (IAS 39)	-	-	-	-
To amortized cost (IFRS 9)	-	-	-	-
To fair value through profit or loss (IFRS 9)	-	-	-	-
Total Fair Value through Other Comprehensive Income	-	-	12	12
Amortised cost
From amortized cost (IAS 39)	3,856	-	737	4,594
From available for sale (IAS 39)	-	-	-	-
From fair value through profit or loss (IAS 39)	-	-	9	9
To fair value through other comprehensive income (IFRS 9)	10	(10)	-	-
To fair value through profit or loss (IFRS 9)	55	(55)	-	-
Total Amortised Cost	3,921	(65)	746	4,603
Total On Balance Sheet Positions affected by IFRS 9 ECL Model	3,921	(65)	758	4,615
Off Balance Sheet	285	-	(6)	280
Total On- and Off Balance Sheet Positions affected by IFRS 9 ECL Model	4,207	(65)	753	4,894

Deutsche Bank	Segment Information (unaudited)
Interim Report as of June 30, 2018	Business Segments

Segment Information (unaudited)

The following segment information has been prepared in accordance with the “management approach”, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to allocate resources to a segment and to assess its financial performance.

Business Segments

The Group’s segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments. Generally, restatements due to changes in the organizational structure were implemented in the presentation of prior period comparables if they were considered in the Group’s management reporting systems.

Our business operations are organized under the divisional structure comprising the following divisions:

–	Corporate & Investment Bank (“CIB”)
–	Private & Commercial Bank (“PCB”)
–	Asset Management (“AM”)

The key changes compared to Deutsche Bank’s previously reported segmental information are outlined below.

In the first quarter of 2018, the definition of CIB’s ‘Sales & Trading (FIC)’ revenue category has been updated to improve alignment with peer reporting and enable more relevant comparisons. As a result, the category ‘Financing’ ceased to exist and the majority of revenues previously reported under that category, for the year 2017 more than 95%, has been moved into the ‘Sales & Trading (FIC)’ category and the remainder into “Other”. In the current quarter revenues related to Listed Derivatives & Clearing have been transferred from Sales & Trading (FIC) to Sales & Trading (Equities) to better align to the priorities of the business. The presentation of comparison periods has been adjusted accordingly.

In May 2018, Deutsche Bank successfully merged Postbank and Deutsche Bank’s private & commercial clients business in Germany into DB Privat- und Firmenkundenbank AG. After the agreement to sell our retail business in Portugal and agreement for the partial sale of the Polish retail business in the first quarter of 2018, revenues from these Private and Commercial Clients International (PCCI) businesses, as well as Hua Xia Bank and the PCS disposed business are reported in a separate category to better reflect our exited businesses. As a result, PCB revenues are now reported as follows:

–	Private and Commercial Business (Germany),
–	Private and Commercial Business (International), which covers operations in Belgium, India, Italy and Spain,
–	Wealth Management (Global), and
–	Exited businesses, which covers operations in Poland and Portugal as well as Private Client Services (PCS) and Hua Xia Bank in historical periods.

The presentation of comparison periods has been adjusted accordingly.

In March 2017, Deutsche Bank announced its intention to pursue an initial public offering (IPO) of Deutsche Asset Management, which was completed in March 2018. Since March 23, 2018, shares of the holding company DWS Group GmbH & Co. KGaA are listed on the Frankfurt stock exchange. The corporate division “Deutsche Asset Management” was renamed “Asset Management” during the first quarter 2018.

From 2018 onwards Infrastructure expenses are allocated to the corporate divisions based on Plan. Any delta between Plan and Actual allocations is captured centrally within “Corporate & Other”. Infrastructure expenses relating to shareholder activities as defined in the OECD Transfer Pricing Guidelines, i.e. costs for specific group functions, are no longer allocated to segments, but instead held centrally and reported under ‘Corporate & Other (C&O)’, formerly ‘Consolidation & Adjustments (C&A)’. In 2017 these infrastructure expenses amounted to approximately € 370 million. The presentation of comparison periods has been adjusted accordingly. All categories previously reported under C&A, including valuation and timing differences as well as treasury-related and corporate items not allocated to the divisions, remain in C&O.

Deutsche Bank	Segment Information (unaudited)
Interim Report as of June 30, 2018	Segmental Results of Operations

Capital Expenditures and Divestitures

During the first half of 2018, the Group has made the following capital expenditures or divestitures:

In early October 2017, Deutsche Bank Group signed a binding agreement to sell a unit of the Global Transaction Banking division, to Apex Group Limited. In June 2018 the transaction was successfully completed.

In March 2018, Deutsche Bank Group entered into an agreement to sell its Portuguese Private & Commercial Clients business to Abanca Corporación Bancaria S.A. The transaction is expected to be closed in the first half of 2019 and is subject to all required approvals, regulatory notifications, corporate consents and other conditions.

Allocation of Average Shareholders’ Equity

Since 2017, Shareholders’ equity is fully allocated to the Group’s segments based on the regulatory capital demand of each segment and is no longer capped at the amount of shareholders’ equity required to meet the externally communicated targets for the Group’s Common Equity Tier 1 ratio and the Group’s Leverage ratio. Regulatory capital demand reflects the combined contribution of each segment to the Group’s Common Equity Tier 1 ratio, the Group’s Leverage ratio and the Group’s Capital Loss under Stress. Contributions in each of the three dimensions are weighted to reflect their relative importance and level of constraint for the Group. Contributions to the Common Equity Tier 1 ratio and the Leverage ratio are measured though Risk-Weighted Assets (RWA) and Leverage Ratio Exposure (LRE) assuming full implementation of CRR/CRD 4 rules. The Group’s Capital Loss under Stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario. Goodwill and other intangibles continue to be directly attributed to the Group’s segments in order to allow the determination of allocated tangible shareholders’ equity and the respective returns. Shareholders’ equity and tangible shareholders’ equity is allocated on a monthly basis and averaged across quarters and for the full year. All reported periods for 2016 and 2017 have been restated.

The difference between the spot values of the segments and the average Group amount is captured in C&O.

For purposes of the 2017 average shareholders’ equity allocation the Non-Core Operations Unit (NCOU) balances from year-end 2016 have been allocated to Corporate & Other (C&O) as the Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division from 2017 onwards.

Segmental Results of Operations

For the results of the business segments, including the reconciliation to the consolidated results of operations under IFRS, please see “Management Report: Operating and Financial Review: Results of Operations: Segment Results of Operations” of this Interim Report.

Deutsche Bank	Information on the Consolidated Income Statement (unaudited)
Interim Report as of June 30, 2018	Commissions and Fee Income

Information on the Consolidated Income Statement (unaudited)

Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value through Profit or Loss

	Three months ended		Six months ended
in € m.	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017

Net interest income	3,429	3,081	6,342	6,138
Trading income[1]	(175)	1,078	867	2,514
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss	46	N/A	24	N/A
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	275	(234)	405	(560)
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	147	845	1,296	1,953

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,576	3,926	7,639	8,091

Sales & Trading (Equity)	426	425	865	905
Sales & Trading (FIC)	1,219	1,520	2,876	3,806
Total Sales & Trading	1,645	1,945	3,741	4,711
Global Transaction Banking	443	464	906	975
Remaining Products	(14)	(261)	(164)	(669)
Corporate & Investment Bank	2,074	2,148	4,482	5,017

Private & Commercial Bank	1,573	1,657	3,103	3,066

Asset Management	18	(10)	(20)	29

Corporate & Other	(89)	131	73	(20)

Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,576	3,926	7,639	8,091

[1]	Trading income includes gains and losses from derivatives not qualifying for hedge accounting.

Net interest income for the three months ended June 30, 2018 and six months ended June 30, 2018 included € 23 million and € 46 million respectively, which were related to government grants under the Targeted Longer-Term Refinancing Operations II (TLTRO II)-program.

Commissions and Fee Income

In the first quarter of 2018, the Group adopted IFRS 15, “Revenue from Contracts with Customers” which requires disaggregation of revenues prior to the deduction of associated expenses.

Disaggregation of revenues by product type and business segment – based on IFRS 15

	Three months ended Jun 30, 2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated

Major type of services:

Commissions for administration	78	64	6	(0)	147

Commissions for assets under management	18	63	801	(0)	882

Commissions for other securities	75	7	1	0	83

Underwriting and advisory fees	504	6	0	(7)	503

Brokerage fees	305	215	26	0	546

Commissions for local payments	103	258	0	(0)	361

Commissions for foreign commercial business	120	36	0	(0)	156

Commissions for foreign currency/exchange business	2	2	0	0	4

Commissions for loan processing and guarantees	213	82	0	0	296

Intermediary fees	1	127	0	3	131

Fees for sundry other customer services	201	60	31	1	292

Total fee and commissions income	1,619	920	865	(4)	3,400

Gross expense					(731)

Net fees and commissions					2,669

Deutsche Bank	Information on the Consolidated Income Statement (unaudited)
Interim Report as of June 30, 2018	Pensions and Other Post-Employment Benefits

Prior to adoption of IFRS 15 the Group disclosed total commissions and fee income and expenses on a gross basis annually. For the three months ended 30 June 2017, the disaggregation of commissions and fees into fiduciary activities € 1.1 billion, commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities € 793 million and fees for other customer services € 923 million was reported quarterly on a net basis.

	Six months ended Jun 30, 2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consolidated

Major type of services:

Commissions for administration	150	131	12	(1)	292

Commissions for assets under management	32	130	1,617	(0)	1,778

Commissions for other securities	142	16	2	0	160

Underwriting and advisory fees	973	10	0	(21)	963

Brokerage fees	674	516	45	(0)	1,236

Commissions for local payments	209	512	(0)	(1)	721

Commissions for foreign commercial business	241	71	0	(0)	311

Commissions for foreign currency/exchange business	4	4	0	(0)	7

Commissions for loan processing and guarantees	425	161	0	1	586

Intermediary fees	5	250	0	7	261

Fees for sundry other customer services	380	119	56	1	556

Total fee and commissions income	3,235	1,918	1,731	(15)	6,870

Gross expense					(1,511)

Net fees and commissions					5,359

Prior to adoption of IFRS 15 the Group disclosed total commissions and fee income and expenses on a gross basis annually. For the six months ended 30 June 2017, the disaggregation of commissions and fees into fiduciary activities € 2.2 billion, commissions, brokers’ fees, mark-ups on securities underwriting and other securities activities € 1.6 billion and fees for other customer services € 1.9 billion was reported on a net basis.

Pensions and Other Post-Employment Benefits

	Three months ended		Six months ended
in € m.	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017

Service cost	90	85	124	171

Net interest cost (income)	1	3	2	5

Total expenses defined benefit plans	91	88	126	176

Total expenses for defined contribution plans	106	99	224	231

Total expenses for post-employment benefits	198	187	350	407

Employer contributions to mandatory German social security pension plan	65	59	119	122

The Group expects to pay approximately € 300 million in regular contributions to its retirement benefit plans in 2018. It is not expected that any plan assets will be returned to the Group during the year ending December 31, 2018.

Discount rate to determine defined benefit obligation

	Jun 30, 2018	Dec 31, 2017

Germany	1.70%	1.70%

UK	2.60%	2.50%

U.S.	4.10%	3.50%

Deutsche Bank	Information on the Consolidated Income Statement (unaudited)
Interim Report as of June 30, 2018	Restructuring

General and Administrative Expenses

	Three months ended		Six months ended
in € m.	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017

IT costs	904	933	1,926	1,869

Regulatory, Tax & Insurance[1,2]	196	234	1,098	1,006

Occupancy, furniture and equipment expenses	436	449	871	898

Professional service fees	391	425	784	841

Banking and transaction charges	187	193	362	354

Communication and data services	157	180	313	356

Travel and representation expenses	93	96	191	194

Marketing expenses	78	66	145	126

Other expenses[3]	110	147	317	280

Total general and administrative expenses	2,552	2,724	6,008	5,924

[1]	Regulatory, Tax & Insurance which comprises Bank levy and Insurance and Deposit protection has been presented separately in order to provide further transparency. In the Interim Report for quarter ended June 30, 2017, these expenses were included within Other expenses.
[2]	Includes bank levy of € 11 million for the three months ended June 30, 2018 and € 21 million for the three months ended June 30, 2017. Bank levy was € 675 million for six months ended June 30, 2018 and € 561 million for six months ended June 30, 2017.
[3]	Includes net credit on litigation related expenses of € 31 million for the three months ended June 30, 2018 and a net credit of € 26 million for the three months ended June 30, 2017. Litigation related expenses for six months ended June 30, 2018 were € 35 million and a net credit for six months ended June 30, 2017 was € 57 million.

Restructuring

Restructuring forms part of the Group’s strategy implementation. We have defined measures that aim to strengthen the bank, position it for growth and simplify its organizational set-up. The measures also target to reduce adjusted costs through higher efficiency, by optimizing and streamlining processes, and by exploiting synergies.

Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate.

Net restructuring expense by division

	Three months ended		Six months ended
in € m.	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017

Corporate & Investment Bank	165	66	178	98

Private & Commercial Bank	11	(4)	(7)	(52)

Asset Management	7	2	9	4

Total Net Restructuring Charges	182	64	181	50

Net restructuring expense by type

	Three months ended		Six months ended
in € m.	Jun 30, 2018	Jun 30, 2017	Jun 30, 2018	Jun 30, 2017

Restructuring – Staff related	181	64	184	55
Thereof:
Termination Payments	90	54	85	38
Retention Acceleration	86	10	94	16
Social Security	5	1	5	1

Restructuring – Non Staff related[1]	1	0	(3)	(4)

Total net restructuring Charges	182	64	181	50

[1]	Contract costs, mainly related to real estate and technology.

Provisions for restructuring amounted to € (597) million and € (624) million as of June 30, 2018 and March 31, 2018, respectively. The majority of the current provisions for restructuring should be utilized in the next two years.

Deutsche Bank	Information on the Consolidated Income Statement (unaudited)
Interim Report as of June 30, 2018	Effective Tax Rate

During the three months ended June 30, 2018, 712 full-time equivalent staff were reduced as part of our restructuring program. These reductions were identified within:

Three months ended
Jun 30, 2018

Corporate & Investment Bank	461

Private & Commercial Bank	88

Asset Management	21

Infrastructure	141

Total full-time equivalent staff	712

Effective Tax Rate

2018 to 2017 Three Months Comparison

Income tax expense in the current quarter was € 310 million (second quarter of 2017: € 357 million). The effective tax rate of 44 % was mainly impacted by non-tax deductible expenses. The prior year’s quarter effective tax rate was 43%.

2018 to 2017 Six Months Comparison

Income tax expense in the first half of 2018 was € 622 million (first half of 2017: € 660 million). The effective tax rate of 54% (first half of 2017: 39%) was mainly impacted by non-tax deductible expenses and tax effects related to share based payments.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Financial Assets Available for Sale

Information on the Consolidated Balance Sheet (unaudited)

Financial Assets/Liabilities at Fair Value through Profit or Loss

in € m.	Jun 30, 2018	Dec 31, 2017

Trading Financial assets:
Trading assets:
Trading securities	148,811	173,196
Other trading assets[1]	11,835	11,466
Total trading assets	160,646	184,661
Positive market values from derivative financial instruments	347,582	361,032

Total Trading Financial assets	508,228	545,693

Non-trading financial assets mandatory at fair value through profit or loss:
Securities purchased under resale agreements	39,549	N/A
Securities borrowed	21,367	N/A
Loans	13,269	N/A
Other financial assets mandatory at fair value through profit or loss	19,184	N/A

Total Non-trading financial assets mandatory at fair value through profit or loss	93,370	N/A

Financial assets designated at fair value through profit or loss:
Securities purchased under resale agreements	0	57,843
Securities borrowed	0	20,254
Loans	0	4,802
Other financial assets designated at fair value through profit or loss	673	8,377

Total financial assets designated at fair value through profit or loss	673	91,276

Total financial assets at fair value through profit or loss	602,270	636,970

[1]	Includes traded loans of € 10.7 and € 10.9 billion at June 30, 2018 and December 31, 2017, respectively.

in € m.	Jun 30, 2018	Dec 31, 2017

Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	59,984	71,148
Other trading liabilities	728	314
Total trading liabilities	60,712	71,462
Negative market values from derivative financial instruments	333,375	342,726

Total financial liabilities classified as held for trading	394,087	414,189

Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	31,340	53,840
Loan commitments	0	8
Long-term debt	6,248	6,439
Other financial liabilities designated at fair value through profit or loss	2,332	3,587

Total financial liabilities designated at fair value through profit or loss	39,920	63,874

Investment contract liabilities	560	574

Total financial liabilities at fair value through profit or loss	434,567	478,636

Financial Assets Available for Sale

in € m.	Jun 30, 2018	Dec 31, 2017

Debt securities	N/A	45,081

Equity securities	N/A	994

Other equity interests	N/A	636

Loans	N/A	2,685

Total financial assets available for sale	N/A	49,397

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Securities Held to Maturity

Financial assets mandatory at fair value through other comprehensive income

in € m.	Jun 30, 2018	Dec 31, 2017

Securities purchased under resale agreement	1,703	N/A

Debt securities	42,298	N/A

Loans	4,811	N/A

Total financial assets mandatory at fair value through other comprehensive income	48,812	N/A

Securities Held to Maturity

In the first quarter of 2016, the Group began to use the Held to Maturity category to more appropriately present income and capital volatility in its banking book. In addition to managing the Group’s existing banking book exposure to interest rates, this accounting classification supports certain of the Group’s asset liability management objectives, e.g. maturity transformation.

The Group reclassified € 3.2 billion of securities held Available for Sale to Held to Maturity investments effective January 4, 2016. All reclassified assets are high quality Government, supranational and agency bonds and are managed by Group Treasury as part of the Group’s Strategic Liquidity Reserve.

Carrying values and fair values of financial assets reclassified from Available for Sale to Held to Maturity

	Jun 30, 2018		Dec 31, 2017
in € m.	Carrying value (CV)	Fair Value (FV)	Carrying value (CV)	Fair Value (FV)

Debt securities reclassified:
G7 Government bonds	N/A	N/A	423	434
Other Government, supranational and agency bonds	N/A	N/A	2,747	2,804

Total financial assets reclassified to Held-to-Maturity	N/A	N/A	3,170	3,238

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Financial Instruments carried at Fair Value

Financial Instruments carried at Fair Value

Fair Value Hierarchy

The financial instruments carried at fair value have been categorized under the three levels of the IFRS fair value hierarchy as follows:

Level 1 – Instruments valued using quoted prices in active markets are instruments where the fair value can be determined directly from prices which are quoted in active, liquid markets and where the instrument observed in the market is representative of that being priced in the Group’s inventory.

These include: government bonds, exchange-traded derivatives and equity securities traded on active, liquid exchanges.

Level 2 – Instruments valued with valuation techniques using observable market data are instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all inputs to that technique are observable.

These include: many OTC derivatives; many investment-grade listed credit bonds; some CDS; many collateralized debt obligations (CDO); and many less-liquid equities.

Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an element which is unobservable and which has a significant impact on the fair value.

These include: more-complex OTC derivatives; distressed debt; highly-structured bonds; illiquid asset-backed securities (ABS); illiquid CDO’s (cash and synthetic); monoline exposures; some private equity placements; many commercial real estate (CRE) loans; illiquid loans; and some municipal bonds.

Carrying value of the financial instruments held at fair value1

	Jun 30, 2018			Dec 31, 2017
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)

Financial assets held at fair value:
Trading assets	89,787	61,833	9,027	106,075	69,543	9,043
Trading securities	89,494	55,426	3,891	105,792	62,770	4,634
Other trading assets	292	6,407	5,136	283	6,773	4,409
Positive market values from derivative financial instruments	8,342	331,270	7,970	12,280	341,413	7,340
Non-trading financial assets mandatory at fair value through profit or loss	10,764	77,707	4,899	N/A	N/A	N/A
Financial assets designated at fair value through profit or loss	97	560	17	6,547	83,242	1,488
Financial assets mandatory at fair value through OCI	27,190	21,516	106	N/A	N/A	N/A
Financial assets available for sale	N/A	N/A	N/A	29,579	15,713	4,104
Other financial assets at fair value	79	2,589[2]	216[3]	0	3,258[2]	47[3]

Total financial assets held at fair value	136,257	495,474	22,235	154,480	513,169	22,022

Financial liabilities held at fair value:
Trading liabilities	42,783	17,807	121	53,644	17,817	2
Trading securities	42,780	17,083	121	53,644	17,503	2
Other trading liabilities	4	725	0	0	314	0
Negative market values from derivative financial instruments	8,318	318,745	6,312	9,163	327,572	5,992
Financial liabilities designated at fair value through profit or loss	0	38,592	1,329	4	62,426	1,444
Investment contract liabilities	0	560	0	0	574	0
Other financial liabilities at fair value	41	2,523[2]	(476)[3]	0	1,294[2]	(298)[3]

Total financial liabilities held at fair value	51,143	378,226	7,286	62,810	409,683	7,139

[1]	Amounts in this table are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments, as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Annual Report 2017.
[2]	Predominantly relates to derivatives qualifying for hedge accounting.
[3]	Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated. The separated embedded derivatives may have a positive or a negative fair value but have been presented in this table to be consistent with the classification of the host contract. The separated embedded derivatives are held at fair value on a recurring basis and have been split between the fair value hierarchy classifications.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Financial Instruments carried at Fair Value

In 2018, there were transfers of € 1.5 billion from Level 1 to Level 2 on trading securities based on liquidity testing procedures.

Valuation Techniques

The following is an explanation of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades.

Sovereign, Quasi-sovereign and Corporate Debt and Equity Securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date. Where a close proxy instrument is quoted in an active market then fair value is determined by adjusting the proxy value for differences in the risk profile of the instruments. Where close proxies are not available then fair value is estimated using more complex modeling techniques. These techniques include discounted cash flow models using current market rates for credit, interest, liquidity and other risks. For equity securities modeling techniques may also include those based on earnings multiples.

Mortgage- and Other Asset-Backed Securities (MBS/ABS) include residential and commercial MBS and other ABS including CDOs. ABS have specific characteristics as they have different underlying assets and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.

Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry standard valuation models incorporating available observable inputs. The industry standard external models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/assumptions are derived from actual transactions, external market research and market indices where appropriate.

Loans – For certain loans fair value may be determined from the market price on a recently occurring transaction adjusted for all changes in risks and information since that transaction date. Where there are no recent market transactions then broker quotes, consensus pricing, proxy instruments or discounted cash flow models are used to determine fair value. Discounted cash flow models incorporate parameter inputs for credit risk, interest rate risk, foreign exchange risk, loss given default estimates and amounts utilized given default, as appropriate. Credit risk, loss given default and utilization given default parameters are determined using information from the loan or CDS markets, where available and appropriate.

Leveraged loans can have transaction-specific characteristics which can limit the relevance of market-observed transactions. Where similar transactions exist for which observable quotes are available from external pricing services then this information is used with appropriate adjustments to reflect the transaction differences. When no similar transactions exist, a discounted cash flow valuation technique is used with credit spreads derived from the appropriate leveraged loan index, incorporating the industry classification, subordination of the loan, and any other relevant information on the loan and loan counterparty.

Over-The-Counter Derivative Financial Instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices are valued using market standard models and quoted parameter inputs. Parameter inputs are obtained from pricing services, consensus pricing services and recently occurring transactions in active markets wherever possible.

More complex instruments are modeled using more sophisticated modeling techniques specific for the instrument and are calibrated to available market prices. Where the model output value does not calibrate to a relevant market reference then valuation adjustments are made to the model output value to adjust for any difference. In less active markets, data is obtained from less frequent market transactions, broker quotes and through extrapolation and interpolation techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Financial Liabilities Designated at Fair Value through Profit or Loss under the Fair Value Option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability. The financial liabilities include structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles, which may not be quoted in an active market. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve. The market risk parameters are valued consistently to similar instruments held as assets, for example, any derivatives embedded within the structured notes are valued using the same methodology discussed in the “Over-The-Counter Derivative Financial Instruments” section above.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Financial Instruments carried at Fair Value

Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.

Investment Contract Liabilities – Assets which are linked to the investment contract liabilities are owned by the Group. The investment contract obliges the Group to use these assets to settle these liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).

Analysis of Financial Instruments with Fair Value Derived from Valuation Techniques Containing Significant Unobservable Parameters (Level 3)

Some of the instruments in level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented as gross assets and liabilities.

Trading Securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The decrease in the period was mainly due to sales and settlements offset by purchase, gains and transfers between levels 2 and 3.

Positive and Negative Market Values from Derivative Instruments categorized in this level of the fair value hierarchy are valued based on one or more significant unobservable parameters. The unobservable parameters may include certain correlations, certain longer-term volatilities, certain prepayment rates, credit spreads and other transaction-specific parameters.

Level 3 derivatives include certain options where the volatility is unobservable; certain basket options in which the correlations between the referenced underlying assets are unobservable; longer-term interest rate option derivatives; multi-currency foreign exchange derivatives; and certain credit default swaps for which the credit spread is not observable. The increase in the period is driven by gains, transfers between level 2 and 3 and settlements.

Other Trading Instruments classified in level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. Level 3 loans comprise illiquid leveraged loans and illiquid residential and commercial mortgage loans. The increase in the period refers to purchases, issuances, gains and transfers between level 2 and 3 offset by sales and settlements.

Non trading financial Assets mandatory at Fair Value through Profit or Loss (2018) classified in level 3 of fair value hierarchy consist of financial instruments included in other business model originated, acquired principally for the purpose of selling or repurchasing them in near future and unlisted equity instruments where there is no close proxy and the market is very illiquid. Additionally this classification includes any instrument for which the contractual cash flow characteristics are not SPPI. The increase in the period is driven by purchases and gains offset by sales and settlements and transfers between level 2 and 3.

Financial Assets/Liabilities designated at Fair Value through Profit or Loss – Certain corporate loans and structured liabilities which were designated at fair value through profit or loss under the fair value option are categorized in this level of the fair value hierarchy. The corporate loans are valued using valuation techniques which incorporate observable credit spreads, recovery rates and unobservable utilization parameters. Revolving loan facilities are reported in the third level of the hierarchy because the utilization in the event of the default parameter is significant and unobservable.

In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. The decrease in assets during the period is due to settlements, transfers between level 2 and 3 and losses. Liabilities decreased due transfers between levels 2 and 3 settlements and gains offset by issuance.

Financial assets mandatorily at fair value through OCI (2018) / Financial Assets Available for Sale (2017) include non-performing loan portfolios where there is no trading intent and the market is very illiquid. Assets decreased due to transfers between levels 2 and 3, sales, settlements and losses offset by purchases.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Financial Instruments carried at Fair Value

Reconciliation of financial instruments classified in Level 3

	Jun 30, 2018
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issu- ances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period

Financial assets held at fair value:
Trading securities	4,148	0	19	1,228	(1,437)	0	(318)	1,087	(835)	3,891

Positive market values from derivative financial instruments	7,340	0	471	0	0	0	9	1,521	(1,371)	7,970

Other trading assets	4,426	0	117	606	(921)	940	(402)	603	(234)	5,136

Non-trading financial assets mandatory at fair value through profit or loss	4,573	0	207	1,413	(414)	1	(780)	247	(348)	4,899

Financial assets designated at fair value through profit or loss	91	0	(49)	0	0	0	(23)	0	(2)	17

Financial assets mandatory at fair value through OCI	231	0	(2)[5]	71	(25)	0	(7)	3	(165)	106

Other financial assets at fair value	47	0	(3)	0	0	0	(9)	212	(32)	216

Total financial assets held at fair value	20,855[8]	0	761[6,7]	3,319	(2,796)	941	(1,530)	3,672	(2,987)	22,235

Financial liabilities held at fair value:
Trading securities	2	0	1	0	0	0	0	120	(1)	121

Negative market values from derivative financial instruments	5,992	0	407	0	0	0	23	1,073	(1,182)	6,312

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	1,444	0	(187)	0	0	309	(107)	17	(146)	1,329

Other financial liabilities at fair value	(298)	0	(204)	0	0	0	4	60	(39)	(476)

Total financial liabilities held at fair value	7,139	0	16[6,7]	0	0	309	(80)	1,269	(1,368)	7,286

[1]	Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]	Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
[4]	Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.
[5]	Total gains and losses on financial assets mandatory at fair value through OCI include a loss of € 6 million recognized in other comprehensive income, net of tax and a loss of € 3 million recognized in the income statement presented in net gains (losses).
[6]	This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 73 million and for total financial liabilities held at fair value this is a loss of € 19 million. The effect of exchange rate changes is reported in accumulated other comprehensive income, net of tax.
[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.
[8]	Opening balance have been restated due to reassessment of trades due to IFRS 9.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Financial Instruments carried at Fair Value

	Jun 30, 2017
in € m.	Balance, beginning of year	Changes in the group of consoli- dated com- panies	Total gains/ losses[1]	Purchases	Sales	Issu- ances[2]	Settle- ments[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of period

Financial assets held at fair value:
Trading securities	5,012	0	(24)	843	(1,176)	0	(229)	1,162	(752)	4,836

Positive market values from derivative financial instruments	9,798	0	(638)	0	0	0	(645)	2,204	(2,498)	8,221

Other trading assets	5,674	(7)	(317)	924	(1,734)	261	(622)	584	(569)	4,194

Financial assets designated at fair value through profit or loss	1,601	0	(62)	88	(76)	71	(318)	117	(256)	1,166

Financial assets available for sale	4,153	(2)	121[5]	93	(61)	0	(537)	208	(25)	3,950

Other financial assets at fair value	33	0	(2)	0	0	0	(14)	0	0	18

Total financial assets held at fair value	26,271	(8)	(921)[6,7]	1,948	(3,048)	332	(2,364)	4,274	(4,100)	22,384

Financial liabilities held at fair value:
Trading securities	52	0	(3)	0	0	0	(44)	0	0	5

Negative market values from derivative financial instruments	8,857	0	(544)	0	0	0	(444)	844	(1,697)	7,016

Other trading liabilities	0	0	0	0	0	0	0	0	0	0

Financial liabilities designated at fair value through profit or loss	2,229	(7)	(36)	0	0	119	(102)	70	(370)	1,904

Other financial liabilities at fair value	(848)	0	140	0	0	0	36	(18)	54	(636)

Total financial liabilities held at fair value	10,290	(7)	(442)[6,7]	0	0	119	(554)	897	(2,013)	8,289

[1]	Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The balance also includes net gains (losses) on financial assets available for sale reported in the consolidated statement of income and unrealized net gains (losses) on financial assets available for sale and exchange rate changes reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in level 1 or level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within level 3 of the fair value hierarchy; the gains and losses presented below are attributable to movements in both the observable and unobservable parameters.
[2]	Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower.
[3]	Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes principal on maturity, principal amortizations and principal repayments. For derivatives all cash flows are presented in settlements.
[4]	Transfers in and transfers out of level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year.
[5]	Total gains and losses on financial assets available for sale include a gain of € 26 million recognized in other comprehensive income, net of tax, and a gain of € 23 million recognized in the income statement presented in net gains (losses) on financial assets available for sale.
[6]	This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 327 million and for total financial liabilities held at fair value this is a gain of € 75 million. The effect of exchange rate changes is reported in accumulated other comprehensive income, net of tax.
[7]	For assets, positive balances represent gains, negative balances represent losses. For liabilities, positive balances represent losses, negative balances represent gains.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Financial Instruments carried at Fair Value

Sensitivity Analysis of Unobservable Parameters

Where the value of financial instruments is dependent on unobservable parameter inputs, the precise level for these parameters at the balance sheet date might be drawn from a range of reasonably possible alternatives. In preparing the financial statements, appropriate levels for these unobservable input parameters are chosen so that they are consistent with prevailing market evidence and in line with the Group’s approach to valuation control detailed above. Were the Group to have marked the financial instruments concerned using parameter values drawn from the extremes of the ranges of reasonably possible alternatives, then as of June 30, 2018 it could have increased fair value by as much as € 1.5 billion or decreased fair value by as much as € 847 million. As of December 31, 2017 it could have increased fair value by as much as € 1.6 billion or decreased fair value by as much as € 1.0 billion.

The changes in sensitive amounts from December 31, 2017 to June 30, 2018 are therefore a reduction in positive fair value movement of € 34 million, and a reduction in negative fair value movement of € 153 million. The reductions in positive and negative fair value movements run contrary to the actual increase in Group Level 3 assets in the period, from € 22.0 billion at December 31, 2017 to € 22.2 billion at June 30, 2018, whereas Group Level 3 liabilities increased marginally from € 7.1 billion at December 31, 2017 to € 7.3 billion at June 30, 2018. The contrary direction of reductions in positive and negative fair value movements versus increasing Group Level 3 year to date remains primarily driven by changes to the underlying Level 3 population as a result of IFRS 9 implementation in the first quarter of 2018. A significant subset of positions which moved from fair value through profit and loss to amortized cost due to IFRS 9 were non-performing loans, which had previously contributed materially to both the positive and negative fair value movement totals given the material valuation uncertainty associated with such assets. Further idiosyncratic factors, across a number of trades, results in the reduction in positive fair value movement being proportionally smaller than the reduction in negative fair value movement, these factors include refinements to certain trade specific methodologies.

Our sensitivity calculation of unobservable parameters for Level 3 aligns to the approach used to assess valuation uncertainty for Prudent Valuation purposes. Prudent Valuation is a capital requirement for assets held at fair value. It provides a mechanism for quantifying and capitalizing valuation uncertainty in accordance with the European Commission Delegated Regulation (EU) 2016/101, which supplements Article 34 of Regulation (EU) No. 575/2013 (CRR), requiring institutions to apply a deduction from CET 1 the amount of any additional value adjustments on all assets measured at fair value calculated in accordance with Article 105(14). This utilizes exit price analysis performed for the relevant as-sets and liabilities in the Prudent Valuation assessment. The downside sensitivity may be limited in some cases where the fair value is already demonstrably prudent.

This disclosure is intended to illustrate the potential impact of the relative uncertainty in the fair value of financial instruments for which valuation is dependent on unobservable input parameters. However, it is unlikely in practice that all unobservable parameters would be simultaneously at the extremes of their ranges of reasonably possible alternatives. Hence, the estimates disclosed above are likely to be greater than the true uncertainty in fair value at the balance sheet date. Furthermore, the disclosure is neither predictive nor indicative of future movements in fair value.

For many of the financial instruments considered here, in particular derivatives, unobservable input parameters represent only a subset of the parameters required to price the financial instrument, the remainder being observable. Hence for these instruments the overall impact of moving the unobservable input parameters to the extremes of their ranges might be relatively small compared with the total fair value of the financial instrument. For other instruments, fair value is determined based on the price of the entire instrument, for example, by adjusting the fair value of a reasonable proxy instrument. In addition, all financial instruments are already carried at fair values which are inclusive of valuation adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Financial Instruments carried at Fair Value

Breakdown of the sensitivity analysis by type of instrument1

	Jun 30, 2018		Dec 31, 2017
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives

Securities:
Debt securities	134	80	126	90
Commercial mortgage-backed securities	4	4	6	6
Mortgage and other asset-backed securities	29	27	26	28
Corporate, sovereign and other debt securities	101	49	94	56
Equity securities	71	52	95	67

Derivatives:
Credit	149	94	155	125
Equity	212	172	164	138
Interest related	286	153	340	173
Foreign exchange	53	12	65	12
Other	147	106	106	73

Loans:
Loans	472	179	504	320
Loan commitments	0	0	0	0

Other	0	0	0	0

Total	1,522	847	1,556	999

[1]	Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Financial Instruments carried at Fair Value

Quantitative Information about the Sensitivity of Significant Unobservable Inputs

The behavior of the unobservable parameters on Level 3 fair value measurement is not necessarily independent, and dynamic relationships often exist between the other unobservable parameters and the observable parameters. Such relationships, where material to the fair value of a given instrument, are explicitly captured via correlation parameters, or are otherwise controlled via pricing models or valuation techniques. Frequently, where a valuation technique utilizes more than one input, the choice of a certain input will bound the range of possible values for other inputs. In addition, broader market factors (such as interest rates, equity, credit or commodity indices or foreign exchange rates) can also have effects.

The range of values shown below represents the highest and lowest inputs used to value the significant exposures within Level 3. The diversity of financial instruments that make up the disclosure is significant and therefore the ranges of certain parameters can be large. For example, the range of credit spreads on mortgage backed securities represents performing, more liquid positions with lower spreads than the less liquid, non-performing positions which will have higher credit spreads. As Level 3 contains the less liquid fair value instruments, the wide ranges of parameters seen is to be expected, as there is a high degree of pricing differentiation within each exposure type to capture the relevant market dynamics. There follows a brief description of each of the principle parameter types, along with a commentary on significant interrelationships between them.

Credit Parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness, and represents the premium or yield return above the benchmark reference instrument (typically LIBOR, or relevant Treasury Instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the Bank by the borrower. Recovery Rates represent an estimate of the amount a lender would receive in the case of a default of a loan, or a bond holder would receive in the case of default of the bond. Higher recovery rates will give a higher valuation for a given bond position, if other parameters are held constant. Constant Default Rate (CDR) and Constant Prepayment Rate (CPR) allow more complex loan and debt assets to be assessed, as these parameters estimate the ongoing defaults arising on scheduled repayments and coupons, or whether the borrower is making additional (usually voluntary) prepayments. These parameters are particularly relevant when forming a fair value opinion for mortgage or other types of lending, where repayments are delivered by the borrower through time, or where the borrower may pre-pay the loan (seen for example in some residential mortgages). Higher CDR will lead to lower valuation of a given loan or mortgage as the lender will ultimately receive less cash.

Interest rates, credit spreads, inflation rates, foreign exchange rates and equity prices are referenced in some option instruments, or other complex derivatives, where the payoff a holder of the derivative will receive is dependent upon the behavior of these underlying references through time. Volatility parameters describe key attributes of option behavior by enabling the variability of returns of the underlying instrument to be assessed. This volatility is a measure of probability, with higher volatilities denoting higher probabilities of a particular outcome occurring. The underlying references (interest rates, credit spreads etc.) have an effect on the valuation of options, by describing the size of the return that can be expected from the option. Therefore the value of a given option is dependent upon the value of the underlying instrument, and the volatility of that instrument, representing the size of the payoff, and the probability of that payoff occurring. Where volatilities are high, the option holder will see a higher option value as there is greater probability of positive returns. A higher option value will also occur where the payoff described by the option is significant.

Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing, i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.

An EBITDA (‘earnings before interest, tax, depreciation and amortization’) multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Financial Instruments carried at Fair Value

Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Jun 30, 2018

	Fair value

in € m. (unless stated otherwise)	Assets		Liabilities		Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range

Financial instruments held at fair value – held for trading, mandatory at fair value, designated at fair value, mandatory at fair value through OCI, designated at fair value through OCI:
Mortgage- and other asset-backed securities held for trading:
Commercial mortgage-backed securities	57		0		Price based	Price	0%	101%
					Discounted cash flow	Credit spread (bps)	142	1,712
Mortgage- and other asset-backed securities	495		0		Price based	Price	0%	101%
					Discounted cash flow	Credit spread (bps)	32	1,500
						Recovery rate	0%	100%
						Constant default rate	0%	20%
						Constant prepayment rate	0%	30%

Total mortgage- and other asset-backed securities	552		0

Debt securities and other debt obligations	3,454		1,196		Price based	Price	0%	129%
Held for trading	3,042		0		Discounted cash flow	Credit spread (bps)	33	334
Corporate, sovereign and other debt securities	3,042
Non-trading financial assets mandatory at fair value through profit or loss	335
Designated at fair value through profit or loss	0		1,196
Mandatory at fair value through OCI	76

Equity securities	1,447		121		Market approach	Price per net asset value	70%	100%
Held for trading	297		121			Enterprise value/EBITDA (multiple)	6	17
Non-trading financial assets mandatory at fair value through profit or loss	1,150				Discounted cash flow	Weighted average cost capital	7%	20%

Loans	6,414		0		Price based	Price	0%	102%
Held for trading	5,067		0		Discounted cash flow	Credit spread (bps)	195	575
Non-trading financial assets mandatory at fair value through profit or loss	1,318					Constant default rate	–	–
Designated at fair value through profit or loss	0		0			Recovery rate	40%	40%
Mandatory at fair value through OCI	30

Loan commitments	0		0		Discounted cash flow	Credit spread (bps)	1	786
						Recovery rate	25%	75%
					Loan pricing model	Utilization	0%	100%

Other financial instruments	2,186	[2]	133	[3]	Discounted cash flow	IRR	8%	46%
						Repo rate (bps.)	80	261

Total non-derivative financial instruments held at fair value	14,053		1,450

1 Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.

2 Other financial assets include € 69 million of other trading assets, € 2.1 billion of other financial assets mandatory at fair value and € 17 million other financial assets designated at fair value.

3 Other financial liabilities include € 133 million of securities sold under repurchase agreements designated at fair value.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Financial Instruments carried at Fair Value

	Dec 31, 2017

	Fair value

in € m. (unless stated otherwise)	Assets		Liabilities		Valuation technique(s)[1]	Significant unobservable input(s) (Level 3)	Range

Financial instruments held at fair value – held for trading, mandatory at fair value, designated at fair value, mandatory at fair value through OCI, designated at fair value through OCI:
Mortgage- and other asset-backed securities held for trading:
Commercial mortgage-backed securities	79		0		Price based	Price	0%	102%
					Discounted cash flow	Credit spread (bps)	136	2,217
Mortgage- and other asset-backed securities	714		0		Price based	Price	0%	102%
					Discounted cash flow	Credit spread (bps)	12	2,000
						Recovery rate	0%	90%
						Constant default rate	0%	25%
						Constant prepayment rate	0%	29%

Total mortgage- and other asset-backed securities	793		0

Debt securities and other debt obligations	3,870		1,307		Price based	Price	0%	176%
Held for trading	3,559		2		Discounted cash flow	Credit spread (bps)	34	500
Corporate, sovereign and other debt securities	3,559
Designated at fair value	44		1,305
Available-for-sale	267

Equity securities	913		0		Market approach	Price per net asset value	60%	100%
Held for trading	282		0			Enterprise value/EBITDA (multiple)	1	14
Designated at fair value through profit or loss	151				Discounted cash flow	Weighted average cost capital	8%	20%
Available-for-sale	480

Loans	7,397		0		Price based	Price	0%	161%
Held for trading	4,376		0		Discounted cash flow	Credit spread (bps)	190	1,578
Designated at fair value through profit or loss	338		0			Constant default rate	–	–
Available-for-sale	2,684					Recovery rate	40%	40%

Loan commitments	0		8		Discounted cash flow	Credit spread (bps)	5	261
						Recovery rate	37%	75%
					Loan pricing model	Utilization	0%	100%

Other financial instruments	1,710	[2]	131	[3]	Discounted cash flow	IRR	1%	24%
						Repo rate (bps.)	224	254

Total non-derivative financial instruments held at fair value	14,683		1,446

1 Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position.

2 Other financial assets include € 34 million of other trading assets, € 956 million of other financial assets designated at fair value and € 674 million other financial assets available for sale.

3 Other financial liabilities include € 131 million of securities sold under repurchase agreements designated at fair value.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Financial Instruments carried at Fair Value

Jun 30, 2018

Fair value

in € m. (unless stated otherwise)	Assets	Liabilities		Valuation technique(s)	Significant unobservablei nput(s) (Level 3)	Range

Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	4,368	2,858		Discounted cash flow	Swap rate (bps)	(64)	860
					Inflation swap rate	1%	2%
					Constant default rate	0%	17%
					Constant prepayment rate	1%	39%
				Option pricing model	Inflation volatility	0%	9%
					Interest rate volatility	0%	26%
					IR - IR correlation	(25) %	99%
					Hybrid correlation	(85) %	85%
Credit derivatives	719	806		Discounted cash flow	Credit spread (bps)	0	2,005
					Recovery rate	0%	4600%
				Correlation pricing model	Credit correlation	36%	70%
Equity derivatives	1,099	1,522		Option pricing model	Stock volatility	5%	84%
					Index volatility	12%	63%
					Index - index correlation	0%	0%
					Stock - stock correlation	2%	84%
					Stock Forwards	0%	11%
					Index Forwards	0%	5%
FX derivatives	938	900		Option pricing model	Volatility	(5) %	25%
Other derivatives	1,058	(250)	[1]	Discounted cash flow	Credit spread (bps)	–	–
				Option pricing model	Index volatility	15%	82%
					Commodity correlation	(25) %	86%

Total market values from derivative financial instruments	8,182	5,836

1 Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Financial Instruments carried at Fair Value

Dec 31, 2017
Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:

Interest rate derivatives	4,466	2,250	Discounted cash flow	Swap rate (bps)	(72)	1,036
				Inflation swap rate	(3) %	11%
				Constant default rate	0%	16%
				Constant prepayment rate	2%	38%
			Option pricing model	Inflation volatility	0%	5%
				Interest rate volatility	0%	103%
				IR - IR correlation	(25) %	100%
				Hybrid correlation	(85) %	90%
Credit derivatives	630	909	Discounted cash flow	Credit spread (bps)	0	17,957
				Recovery rate	0%	94%
			Correlation pricing model	Credit correlation	37%	90%
Equity derivatives	728	1,347	Option pricing model	Stock volatility	6%	90%
				Index volatility	7%	53%
				Index - index correlation	–	–
				Stock - stock correlation	2%	93%
				Stock Forwards	0%	7%
				Index Forwards	0%	95%
FX derivatives	1,113	1,058	Option pricing model	Volatility	(6) %	31%
Other derivatives	402	129[1]	Discounted cash flow	Credit spread (bps)	–	–
			Option pricing model	Index volatility	0%	79%
				Commodity correlation	10%	75%

Total market values from derivative financial instruments	7,340	5,693

1 Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Fair Value of Financial Instruments not carried at Fair Value

Unrealized Gains or Losses on Level 3 Instruments held or in Issue at the Reporting Date

The unrealized gains or losses on Level 3 Instruments are not due solely to unobservable parameters. Many of the parameter inputs to the valuation of instruments in this level of the hierarchy are observable and the gain or loss is partly due to movements in these observable parameters over the period. Many of the positions in this level of the hierarchy are economically hedged by instruments which are categorized in other levels of the fair value hierarchy. The offsetting gains and losses that have been recorded on all such hedges are not included in the table below, which only shows the gains and losses related to the level 3 classified instruments themselves held at the reporting date in accordance with IFRS 13. The unrealized gains and losses on level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

	Six months ended
in € m.	Jun 30, 2018	Jun 30, 2017
Financial assets held at fair value:
Trading securities	15	44
Positive market values from derivative financial instruments	676	(382)
Other trading assets	56	(48)
Non-trading financial assets mandatory at fair value through profit or loss	250	0
Financial assets designated at fair value through profit or loss	0	(42)
Financial assets mandatory at fair value through OCI	0	N/A
Financial assets available for sale	N/A	90
Other financial assets at fair value	0	(1)

Total financial assets held at fair value	997	(339)

Financial liabilities held at fair value:
Trading securities	(1)	2
Negative market values from derivative financial instruments	(603)	251
Other trading liabilities	0	0
Financial liabilities designated at fair value through profit or loss	189	(9)
Other financial liabilities at fair value	205	(143)

Total financial liabilities held at fair value	(209)	99

Total	788	(240)

Recognition of Trade Date Profit

If there are significant unobservable inputs used in a valuation technique, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the year-to-year movement of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	Jun 30, 2018	Jun 30, 2017
Balance, beginning of year	596	916

New trades during the period	128	116

Amortization	(87)	(164)

Matured trades	(70)	(65)

Subsequent move to observability	(49)	(69)

Exchange rate changes	1	0

Balance, end of period	520	734

Fair Value of Financial Instruments not carried at Fair Value

This section should be read in conjunction with Note 14 “Fair Value of Financial Instruments not carried at Fair Value” of the Group’s Annual Report 2017.

The valuation techniques used to establish fair value for the Group’s financial instruments which are not carried at fair value in the balance sheet are consistent with those outlined in Note 13 “Financial Instruments carried at Fair Value” of the Group’s Annual Report 2017.

Other financial instruments not carried at fair value are not managed on a fair value basis, for example, retail loans and deposits and credit facilities extended to corporate clients. For these instruments fair values are calculated for disclosure purposes only and do not impact the balance sheet or income statement. Additionally, since the instruments generally do not trade there is significant management judgment required to determine these fair values.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Offsetting Financial Assets and Financial Liabilities

Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Jun 30, 2018		Dec 31, 2017
in € m.	Carrying value	Fair value	Carrying value	Fair value
Financial assets:
Cash and central bank balances	208,086	208,086	225,655	225,655
Interbank deposits (w/o central banks)	10,872	10,872	9,265	9,265
Central bank funds sold and securities purchased under resale agreements	7,725	7,727	9,971	9,973
Securities borrowed	916	916	16,732	16,732
Loans	390,965	389,910	401,699	403,842
Securities held to maturity	N/A	N/A	3,170	3,238
Other financial assets	114,319	114,474	88,936	88,939

Financial liabilities:
Deposits	558,486	558,902	581,873	582,006
Central bank funds purchased and securities sold under repurchase agreements	14,310	14,309	18,105	18,103
Securities loaned	6,486	6,486	6,688	6,688
Other short-term borrowings	17,693	17,692	18,411	18,412
Other financial liabilities	134,593	134,593	117,366	117,366
Long-term debt	157,553	156,566	159,715	161,829
Trust preferred securities	3,143	3,265	5,491	5,920

[1]

Amounts generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates” of the Group’s Annual Report 2017.

Offsetting Financial Assets and Financial Liabilities

The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 1 “Significant Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments” of the Group’s Annual Report 2017.

The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Offsetting Financial Assets and Financial Liabilities

Assets

	Jun 30, 2018
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	6,372	(606)	5,766	0	0	(5,766)	0
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	1,959	0	1,959	0	0	(1,959)	0

Securities borrowed (enforceable)	505	0	505	0	0	(498)	7
Securities borrowed (non-enforceable)	411	0	411	0	0	(310)	101

Financial assets at fair value through profit or loss (enforceable)	456,892	(73,789)	383,103	(276,634)	(38,361)	(58,618)	9,490
Thereof: Positive market values from derivative financial instruments (enforceable)	350,074	(19,224)	330,850	(275,587)	(38,413)	(7,347)	9,503
Financial assets at fair value through profit or loss (non- enforceable)	219,167	0	219,167	0	(2,072)	(10,408)	206,687
Thereof: Positive market values from derivative financial instruments (non-enforceable)	16,732	0	16,732	0	(2,072)	(1,358)	13,302

Total financial assets at fair value through profit or loss	676,059	(73,789)	602,270	(276,634)	(40,433)	(69,025)	216,178

Loans	390,965	0	390,965	0	(12,987)	(42,139)	335,839

Other assets	149,129	(18,466)	130,663	(32,143)	(439)	(84)	97,997
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	3,379	(527)	2,852	(2,288)	(438)	(84)	42

Remaining assets subject to netting	1,703	0	1,703	0	0	(2,005)	(302)

Remaining assets not subject to netting	286,717	0	286,717	0	(272)	(95)	286,350

Total assets	1,513,821	(92,861)	1,420,960	(308,777)	(54,131)	(121,881)	936,171

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Jun 30, 2018
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	558,486	0	558,486	0	0	0	558,486

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	13,116	(606)	12,510	0	0	(12,510)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	1,800	0	1,800	0	0	(1,500)	300

Securities loaned (enforceable)	6,408	0	6,408	0	0	(6,408)	0
Securities loaned (non-enforceable)	78	0	78	0	0	(29)	49

Financial liabilities at fair value through profit or loss (enforceable)	416,467	(73,209)	343,258	(274,537)	(27,506)	(27,943)	13,272
Thereof: Negative market values from derivative financial instruments (enforceable)	337,659	(19,114)	318,545	(276,031)	(27,973)	(4,820)	9,721
Financial liabilities at fair value through profit or loss (non- enforceable)	91,309	0	91,309	0	(3,936)	(7,556)	79,817
Thereof: Negative market values from derivative financial instruments (non-enforceable)	14,830	0	14,830	0	(1,882)	(723)	12,225

Total financial liabilities at fair value through profit or loss	507,776	(73,209)	434,567	(274,537)	(31,443)	(35,500)	93,087

Other liabilities	174,141	(19,046)	155,095	(42,329)	(107)	(122)	112,537
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	2,655	(562)	2,093	(1,844)	(104)	(122)	23

Remaining liabilities not subject to netting	183,154	0	183,154	0	0	0	183,154

Total liabilities	1,444,960	(92,861)	1,352,099	(316,865)	(31,550)	(56,069)	947,615

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Offsetting Financial Assets and Financial Liabilities

Assets

	Dec 31, 2017
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral[1]	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	8,136	(455)	7,681	0	0	(7,675)	7
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	2,290	0	2,290	0	0	(2,239)	51

Securities borrowed (enforceable)	14,987	0	14,987	0	0	(14,093)	894
Securities borrowed (non-enforceable)	1,744	0	1,744	0	0	(1,661)	83

Financial assets at fair value through profit or loss
Trading assets	185,127	(465)	184,661	0	(81)	(86)	184,495
Positive market values from derivative financial instruments (enforceable)	363,859	(18,237)	345,622	(285,421)	(41,842)	(7,868)	10,490
Positive market values from derivative financial instruments (non-enforceable)	15,410	0	15,410	0	(1,811)	(1,276)	12,323
Financial assets designated at fair value through profit or loss (enforceable)	125,869	(64,003)	61,865	(728)	(773)	(56,410)	3,954
Financial assets designated at fair value through profit or loss (non-enforceable)	29,411	0	29,411	0	0	(20,534)	8,876

Total financial assets at fair value through profit or loss	719,676	(82,706)	636,970	(286,149)	(44,508)	(86,174)	220,138

Loans	401,699	0	401,699	0	(12,642)	(40,775)	348,282

Other assets	112,023	(10,531)	101,491	(29,854)	(569)	(94)	70,975
Thereof: Positive market values from derivatives qualifying for hedge accounting (enforceable)	3,859	(706)	3,153	(2,461)	(565)	(94)	33

Remaining assets not subject to netting	307,869	0	307,869	0	(390)	(70)	307,409

Total assets	1,568,425	(93,692)	1,474,732	(316,003)	(58,109)	(152,782)	947,839

[1]	Excludes real estate and other non-financial instrument collateral.

Liabilities

	Dec 31, 2017
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities pre- sented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposit	581,873	0	581,873	0	0	0	581,873

Central bank funds purchased and securities sold under repurchase agreements (enforceable)	13,318	(455)	12,863	0	0	(12,863)	0
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	5,242	0	5,242	0	0	(4,985)	257

Securities loaned (enforceable)	6,688	0	6,688	0	0	(6,688)	0
Securities loaned (non-enforceable)	0	0	0	0	0	0	0

Financial liabilities at fair value through profit or loss
Trading liabilities	72,106	(643)	71,462	0	0	0	71,462
Negative market values from derivative financial instruments (enforceable)	347,496	(17,928)	329,568	(286,720)	(25,480)	(6,124)	11,244
Negative market values from derivative financial instruments (non-enforceable)	13,158	0	13,158	0	(1,913)	(615)	10,630
Financial liabilities designated at fair value through profit or loss (enforceable)	104,594	(63,360)	41,234	(728)	0	(40,506)	0
Financial liabilities designated at fair value through profit or loss (non-enforceable)	23,214	0	23,214	0	1,111	(13,646)	10,679

Total financial liabilities at fair value through profit or loss	560,568	(81,932)	478,636	(287,448)	(26,282)	(60,891)	104,015

Other liabilities	143,514	(11,306)	132,208	(44,815)	(31)	(87)	87,275
Thereof: Negative market values from derivatives qualifying for hedge accounting (enforceable)	1,841	(547)	1,294	(1,162)	(31)	(87)	15

Remaining liabilities not subject to netting	190,183	0	189,122	0	0	0	189,122

Total liabilities	1,500,326	(93,692)	1,406,633	(332,263)	(26,314)	(85,514)	962,542

Detailed information of what is presented in the individual columns are described in Note 18 “Offsetting Financial Assets and Financial Liabilities” of the Group’s Annual Report 2017.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Allowance for Credit Losses

Allowance for Credit Losses

Allowance for Credit Losses under IFRS 9

Development of allowance for credit losses for Financial Assets at Amortized Cost

	Jun 30, 2018
	Allowance for Credit Losses³
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	(462)	(494)	(3,638)	(3)	(4,596)

Movements in financial assets including new business	88	(152)	(126)	2	(188)

Transfers due to changes in creditworthiness	(110)	122	(12)	N/M	0

Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M

Changes in models	0	0	0	0	0

Financial assets that have been derecognized during the period²	0	0	362	0	362

Recovery of written off amounts	0	0	(110)	0	(110)

Foreign exchange and other changes	24	19	29	(8)	64

Balance, end of reporting period	(460)	(504)	(3,495)	(9)	(4,468)

Provision for Credit Losses excluding country risk¹	(22)	(30)	(138)	2	(188)

[1]	The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models.
[2]	This position represents charge offs of allowance for credit losses.
[3]	Allowance for credit losses does not include allowance for country risk amounting to € 5 million as of June 30, 2018.

Development of allowance for credit losses for Off-balance Sheet Positions

	Jun 30, 2018
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	(117)	(36)	(119)	0	(272)

Movements including new business	16	(11)	(2)	0	4

Transfers due to changes in creditworthiness	(9)	9	0	N/M	0

Changes in models	0	0	0	0	0

Foreign exchange and other changes	(11)	(12)	(16)	0	(39)

Balance, end of reporting period	(121)	(49)	(136)	0	(307)

Provision for Credit Losses excluding country risk¹	7	(1)	(2)	0	4

[1]	The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models.
[2]	Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of June 30, 2018.

Allowance for Credit Losses under IAS 39

	Six months ended Jun 30, 2017
	Allowance for Loan Losses			Allowance for Off-Balance Sheet Positions
in € m. (unless stated otherwise)	Individually assessed	Collectively assessed	Subtotal	Individually assessed	Collectively assessed	Subtotal	Total
Balance, beginning of year	2,071	2,475	4,546	162	183	346	4,892

Provision for credit losses	109	101	211	9	(8)	1	212
Thereof: (Gains)/Losses from disposal of impaired loans	(1)	(20)	(21)	0	0	0	(21)

Net charge-offs:	(264)	(430)	(694)	0	0	0	(694)
Charge-offs	(286)	(462)	(748)	0	0	0	(748)
Recoveries	22	32	54	0	0	0	54

Other changes	(78)	(31)	(109)	(2)	(10)	(12)	(122)

Balance, end of period	1,838	2,115	3,953	169	166	335	4,288

Changes compared to prior year

Provision for credit losses
In € m.	(197)	(171)	(368)	27	(10)	16	(352)
In %	(64) %	(63) %	(64) %	(150) %	(360) %	(110) %	(62) %

Net charge-offs
In € m.	192	167	359	0	0	0	359
In %	(42) %	(28) %	(34) %	0%	0%	0%	(34) %

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Provisions

Other Assets and Other Liabilities

Other Assets

in € m.	Jun 30, 2018	Dec 31, 2017
Brokerage and securities related receivables
Cash/margin receivables	48,476	46,519
Receivables from prime brokerage[1]	1	12,638
Pending securities transactions past settlement date	3,388	3,929
Receivables from unsettled regular way trades	50,413	19,930

Total brokerage and securities related receivables	102,278	83,015

Debt Securities held to collect	6,245	N/A

Accrued interest receivable	2,572	2,374

Assets held for sale	2,641	45

Other	16,926	16,057

Total other assets	130,663	101,491

Other Liabilities

in € m.	Jun 30, 2018	Dec 31, 2017
Brokerage and securities related payables
Cash/margin payables	56,112	58,865
Payables from prime brokerage	21,548	25,042
Pending securities transactions past settlement date	2,054	2,562
Payables from unsettled regular way trades	45,380	20,274

Total brokerage and securities related payables	125,094	106,742

Accrued interest payable	2,257	2,623

Liabilities held for sale	2,691	16

Other	25,053	22,827

Total other liabilities	155,095	132,208

[1]	Receivables from prime brokerage are reported within non-trading assets mandatory at fair value through profit and loss from January 2018 onwards.

Deposits

in € m.	Jun 30, 2018	Dec 31, 2017
Noninterest-bearing demand deposits	221,079	226,339

Interest-bearing deposits
Demand deposits	121,251	133,280
Time deposits	129,331	133,952
Savings deposits	86,826	88,303

Total interest-bearing deposits	337,407	355,534

Total deposits	558,486	581,873

Provisions

Movements by Class of Provisions

in € m.	Operational Risk	Civil Litigations	Regulatory Enforcement	Re- structuring	Mortgage Repurchase Demands	Other	Total[1]
Balance as of January 1, 2018	275	1,115	897	696	73	815	3,871

Changes in the group of consolidated companies	0	0	0	0	0	0	0

New provisions	12	137	129	149	0	709	1,136

Amounts used	38	392	287	180	0	690	1,587

Unused amounts reversed	27	91	139	67	10	108	442

Effects from exchange rate fluctuations/Unwind of discount	3	15	24	0	2	(5)	39

Transfers	5	27	3	(3)	0	(14)	18

Balance as of June 30, 2018	230	812	627	595	66	706	3,036

[1]

For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Provisions

Classes of Provisions

Operational provisions arise out of operational risk and exclude civil litigation and regulatory enforcement provisions, which are presented as separate classes of provisions.

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The definition used for the purposes of determining operational provisions differs from the risk management definition, as it excludes risk of loss resulting from civil litigation and regulatory enforcement matters. For risk management purposes, operational risk includes legal risk, as payments to customers, counterparties and regulatory bodies in civil litigations or regulatory enforcement matters constitute loss events for operational shortcomings, but excludes business and reputational risk.

Civil Litigation provisions arise out of current or potential claims or proceedings alleging non-compliance with contractual or other legal or regulatory responsibilities, which have resulted or may result in demands from customers, counterparties or other parties in civil litigations.

Regulatory Enforcement provisions arise out of current or potential claims or proceedings alleging non-compliance with legal or regulatory responsibilities, which have resulted or may result in an assessment of fines or penalties by governmental regulatory agencies, self-regulatory organizations or other enforcement authorities.

Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through major reductions in costs, duplication and complexity in the years ahead. For details see Note “Restructuring”.

Mortgage Repurchase Demands provisions arise out of Deutsche Bank’s U.S. residential mortgage loan business. From 2005 through 2008, as part of Deutsche Bank’s U.S. residential mortgage loan business, Deutsche Bank sold approximately U.S.$ 84 billion of private label securities and U.S.$ 71 billion of loans through whole loan sales. Deutsche Bank has been presented with demands to repurchase loans from purchasers, investors and financial insurers based on alleged material breaches of representations and warranties or to indemnify such persons with respect to losses allegedly caused thereby. Deutsche Bank’s general practice is to process valid repurchase demands that are presented in compliance with contractual rights.

As of June 30, 2018, Deutsche Bank has approximately U.S.$ 485 million of mortgage repurchase demands outstanding and not subject to agreements to rescind (based on original principal balance of the loans). These demands consist primarily of demands made in respect of private label securitizations by the trustees or servicers thereof. Against these outstanding demands, Deutsche Bank recorded provisions of U.S.$ 77 million (€ 66 million) as of June 30, 2018. Deutsche Bank is the beneficiary of indemnity agreements from the originators or sellers of certain of the mortgage loans subject to these demands, with respect to which Deutsche Bank has recognized receivables of U.S.$ 56 million (€ 48 million) as of June 30, 2018. The net provisions against these demands following deduction of such receivables were U.S.$ 24 million (€ 21 million) as of June 30, 2018.

As of June 30, 2018, Deutsche Bank has completed repurchases, obtained agreements to rescind, settled or rejected as untimely claims on loans with an original principal balance of approximately U.S.$ 9.2 billion. In connection with those repurchases, agreements and settlements, Deutsche Bank has obtained releases for potential claims on approximately U.S.$ 98.4 billion of loans sold by Deutsche Bank as described above.

Additional mortgage repurchase demands may be made in respect of mortgage loans that Deutsche Bank has sold, but Deutsche Bank cannot reliably estimate their timing or amount. On June 11, 2015, the New York State Court of Appeals issued a ruling affirming dismissal of mortgage repurchase claims asserted in litigation relating to a residential mortgage-backed security issued by Deutsche Bank on the grounds that the action was not timely commenced. The court held that the repurchase claims, which alleged breaches of contractual representations and warranties pertaining to the loans at issue, accrued as of the closing date of the securitization and, thus, were time-barred under New York’s six-year statute of limitations. This and related decisions could impact the extent to which future repurchase demands are made to Deutsche Bank and the likelihood of success of any such claims.

Deutsche Bank did not act as servicer for the loans sold to third parties as whole loans (which constitute almost half of all U.S. residential mortgage loans sold from 2005 through 2008) and, once sold, Deutsche Bank ceased to have access to information about their performance. While loan performance is publicly available on the mortgage loans that Deutsche Bank securitized, no direct correlation has been observed between their performance and repurchase demands received. Demands have been received on loans that have defaulted, as well as loans that are current and loans that have been repaid in full.

Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions and provisions for bank levies.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Provisions

Provisions and Contingent Liabilities

The Group recognizes a provision for potential loss only when there is a present obligation arising from a past event that is probable to result in an economic outflow that can be reliably estimated. Where a reliable estimate cannot be made for such an obligation, no provision is recognized and the obligation is deemed a contingent liability. Contingent liabilities also include possible obligations for which the possibility of future economic outflow is more than remote but less than probable. Where a provision has been taken for a particular claim, no contingent liability is recorded; for matters or sets of matters consisting of more than one claim, however, provisions may be recorded for some claims, and contingent liabilities (or neither a provision nor a contingent liability) may be recorded for others.

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the Group is involved in litigation, arbitration and regulatory proceedings and investigations in Germany and in a number of jurisdictions outside Germany, including the United States. In recent years, regulation and supervision in a number of areas have increased, and regulators, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations and enforcement actions which are often followed by civil litigation. This trend has accelerated markedly as a result of the global financial crisis.

In determining for which of the claims the possibility of a loss is probable, or less than probable but more than remote, and then estimating the possible loss for those claims, the Group takes into consideration a number of factors, including but not limited to the nature of the claim and its underlying facts, the procedural posture and litigation history of each case, rulings by the courts or tribunals, the Group’s experience and the experience of others in similar cases (to the extent this is known to the Group), prior settlement discussions, settlements by others in similar cases (to the extent this is known to the Group), available indemnities and the opinions and views of legal counsel and other experts.

The provisions the Group has recognized for civil litigation and regulatory enforcement matters as of June 30, 2018 and January 1, 2018 are set forth in the table above. For some matters for which the Group believes an outflow of funds is probable, no provisions were recognized as the Group could not reliably estimate the amount of the potential outflow.

For the matters for which a reliable estimate can be made, the Group currently estimates that, as of June 30, 2018, the aggregate future loss of which the possibility is more than remote but less than probable is approximately € 2.1 billion for civil litigation matters (December 31, 2017: € 2.4 billion) and € 0.2 billion for regulatory enforcement matters (December 31, 2017: € 0.3 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. For other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is more than remote but less than probable but the amount is not reliably estimable, and accordingly such matters are not included in the contingent liability estimates. For still other significant civil litigation and regulatory enforcement matters, the Group believes the possibility of an outflow of funds is remote and therefore has neither recognized a provision nor included them in the contingent liability estimates.

This estimated possible loss, as well as any provisions taken, is based upon currently available information and is subject to significant judgment and a variety of assumptions, variables and known and unknown uncertainties. These uncertainties may include inaccuracies in or incompleteness of the information available to the Group, particularly at the preliminary stages of matters, and assumptions by the Group as to future rulings of courts or other tribunals or the likely actions or positions taken by regulators or adversaries may prove incorrect. Moreover, estimates of possible loss for these matters are often not amenable to the use of statistical or other quantitative analytical tools frequently used in making judgments and estimates, and are subject to even greater degrees of uncertainty than in many other areas where the Group must exercise judgment and make estimates. The estimated possible loss, as well as any provisions taken, can be and often are substantially less than the amount initially requested by regulators or adversaries or the maximum potential loss that could be incurred were the matters to result in a final adjudication adverse to the Group. Moreover, in several regions in which the Group operates, an adversary often is not required to set forth the amount it is seeking, and where it is, the amount may not be subject to the same requirements that generally apply to pleading factual allegations or legal claims.

The matters for which the Group determines that the possibility of a future loss is more than remote will change from time to time, as will the matters as to which a reliable estimate can be made and the estimated possible loss for such matters. Actual results may prove to be significantly higher or lower than the estimate of possible loss in those matters where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group’s potential maximum loss exposure for those matters.

The Group may settle litigation or regulatory proceedings or investigations prior to a final judgment or determination of liability. It may do so to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes it has valid defenses to liability. It may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where it does not believe that it is legally compelled to do so.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Provisions

Current Individual Proceedings

Set forth below are descriptions of civil litigation and regulatory enforcement matters or groups of matters for which the Group has taken material provisions, or for which there are material contingent liabilities that are more than remote, or for which there is the possibility of material business or reputational risk; similar matters are grouped together and some matters consist of a number of proceedings or claims. The disclosed matters include matters for which the possibility of a loss is more than remote but for which the Group cannot reliably estimate the possible loss.

Esch Funds Litigation. Sal. Oppenheim jr. & Cie. AG & Co. KGaA (“Sal. Oppenheim”) was prior to its acquisition by Deutsche Bank in 2010 involved in the marketing and financing of participations in closed end real estate funds. These funds were structured as Civil Law Partnerships under German law. Usually, Josef Esch Fonds-Projekt GmbH performed the planning and project development. Sal. Oppenheim held an indirect interest in this company via a joint-venture. In relation to this business a number of civil claims have been filed against Sal. Oppenheim. Some but not all of these claims are also directed against former managing partners of Sal. Oppenheim and other individuals. The claims brought against Sal. Oppenheim relate to investments of originally approximately € 1.1 billion. After certain claims have either been dismissed or settled, claims relating to investments of originally approximately € 80 million are still pending. Currently, the aggregate amounts claimed in the pending proceedings are approximately € 120 million. The investors are seeking to unwind their fund participation and to be indemnified against potential losses and debt related to the investment. The claims are based in part on an alleged failure of Sal. Oppenheim to provide adequate information on related risks and other material aspects important for the investors’ investment decision. Based on the facts of the individual cases, some courts have decided in favor and some against Sal. Oppenheim. Appeals are pending. The Group has recorded provisions and contingent liabilities with respect to these cases but has not disclosed the amounts thereof because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

FX Investigations and Litigations. Deutsche Bank has received requests for information from certain regulatory and law enforcement agencies globally who investigated trading in, and various other aspects of, the foreign exchange market. Deutsche Bank cooperated with these investigations. Relatedly, Deutsche Bank has conducted its own internal global review of foreign exchange trading and other aspects of its foreign exchange business.

On October 19, 2016, the U.S. Commodity Futures Trading Commission (CFTC), Division of Enforcement issued a letter (“CFTC Letter”) notifying Deutsche Bank that the CFTC Division of Enforcement “is not taking any further action at this time and has closed the investigation of Deutsche Bank” regarding foreign exchange. As is customary, the CFTC Letter states that the CFTC Division of Enforcement “maintains the discretion to decide to reopen the investigation at any time in the future.” The CFTC Letter has no binding impact on other regulatory and law enforcement agency investigations regarding Deutsche Bank’s foreign exchange trading and practices, which remain pending.

On December 7, 2016, it was announced that Deutsche Bank reached an agreement with CADE, the Brazilian antitrust enforcement agency, to settle an investigation into conduct by a former Brazil-based Deutsche Bank trader. As part of that settlement, Deutsche Bank paid a fine of BRL 51 million and agreed to continue to comply with the CADE’s administrative process until it is concluded. This resolves CADE’s administrative process as it relates to Deutsche Bank, subject to Deutsche Bank’s continued compliance with the settlement terms.

On February 13, 2017, the U.S. Department of Justice (DOJ), Criminal Division, Fraud Section, issued a letter (“DOJ Letter”) notifying Deutsche Bank that the DOJ has closed its criminal inquiry “concerning possible violations of federal criminal law in connection with the foreign exchange markets.” As is customary, the DOJ Letter states that the DOJ may reopen its inquiry if it obtains additional information or evidence regarding the inquiry. The DOJ Letter has no binding impact on other regulatory and law enforcement agency investigations regarding Deutsche Bank’s foreign exchange trading and practices, which remain pending.

On April 20, 2017, it was announced that Deutsche Bank AG, DB USA Corporation and Deutsche Bank AG New York Branch reached an agreement with the Board of Governors of the Federal Reserve System to settle an investigation into Deutsche Bank’s foreign exchange trading and practices. Under the terms of the settlement, Deutsche Bank entered into a cease-and-desist order, and agreed to pay a civil monetary penalty of U.S.$ 137 million. In addition, the Federal Reserve ordered Deutsche Bank to “continue to implement additional improvements in its oversight, internal controls, compliance, risk management and audit programs” for its foreign exchange business and other similar products, and to periodically report to the Federal Reserve on its progress.

On June 20, 2018, it was announced that Deutsche Bank AG and Deutsche Bank AG New York Branch reached an agreement with the New York State Department of Financial Services (DFS) to settle an investigation into Deutsche Bank’s foreign exchange trading and sales practices. Under the terms of the settlement, Deutsche Bank entered into a consent order, and agreed to pay a civil monetary penalty of U.S.$ 205 million. In addition, the DFS ordered Deutsche Bank to continue to implement improvements in its oversight, internal controls, compliance, risk management and audit programs for its foreign exchange business, and to periodically report to the DFS on its progress.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Provisions

Investigations conducted by certain other regulatory agencies are ongoing, and Deutsche Bank has cooperated with these investigations.

Additionally, there are currently four U.S. putative class actions pending against Deutsche Bank. The first pending action is a consolidated action brought on behalf of a putative class of over-the-counter traders and a putative class of central-exchange traders, who are domiciled in or traded in the United States or its territories, and alleges illegal agreements to restrain competition with respect to and to manipulate both benchmark rates and spot rates, particularly the spreads quoted on those spot rates; the complaint further alleges that those supposed conspiracies, in turn, resulted in artificial prices on centralized exchanges for foreign exchange futures and options. On September 29, 2017, plaintiffs filed a motion seeking preliminary approval of a settlement with Deutsche Bank in the amount of U.S.$ 190 million, which the court preliminarily approved on the same day. A final fairness hearing for all settlements in this action, including Deutsche Bank’s, occurred on May 23, 2018. A second action tracks the allegations in the consolidated action and asserts that such purported conduct gave rise to, and resulted in a breach of, defendants’ fiduciary duties under the U.S. Employment Retirement Income Security Act of 1974. On August 24, 2016, the court granted defendants’ motion to dismiss. On July 10, 2018, the U.S. Court of Appeals for the Second Circuit affirmed the district court’s dismissal of the action. The third putative class action was filed in the same court on December 21, 2015, by Axiom Investment Advisors, LLC alleging that Deutsche Bank rejected FX orders placed over electronic trading platforms through the application of a function referred to as “Last Look” and that these orders were later filled at prices less favorable to putative class members. Plaintiffs have asserted claims for breach of contract, quasi-contractual claims, and claims under New York statutory law. On February 13, 2017, Deutsche Bank’s motion to dismiss was granted in part and denied in part. Plaintiffs filed a motion for class certification on January 15, 2018, which Deutsche Bank has opposed. This matter remains pending. The fourth putative class action (the “Indirect Purchasers” action), which was filed on September 26, 2016, amended on March 24, 2017, and later consolidated with a similar action that was filed on April 28, 2017, tracks the allegations in the consolidated action and asserts that such purported conduct injured “indirect purchasers” of FX instruments. These claims are brought pursuant to the Sherman Act and various states’ consumer protection statutes. On March 15, 2018, the court granted Deutsche Bank’s motion to dismiss this action. Plaintiffs filed a motion to replead and proposed a third amended complaint on April 5, 2018, which Deutsche Bank has opposed. Discovery has not yet commenced in the Indirect Purchasers action.

Deutsche Bank also has been named as a defendant in two Canadian class proceedings brought in the provinces of Ontario and Quebec. Filed on September 10, 2015, these class actions assert factual allegations similar to those made in the consolidated action in the United States and seek damages pursuant to the Canadian Competition Act as well as other causes of action.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Interbank and Dealer Offered Rates Matters. Regulatory and Law Enforcement Matters. Deutsche Bank has received requests for information from various regulatory and law enforcement agencies, in connection with industry-wide investigations concerning the setting of the London Interbank Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank and/or dealer offered rates. Deutsche Bank is cooperating with these investigations.

As previously reported, Deutsche Bank paid € 725 million to the European Commission pursuant to a settlement agreement dated December 4, 2013 in relation to anticompetitive conduct in the trading of interest rate derivatives.

Also as previously reported, on April 23, 2015, Deutsche Bank entered into separate settlements with the DOJ, the CFTC, the UK Financial Conduct Authority (FCA), and the New York State Department of Financial Services (DFS) to resolve investigations into misconduct concerning the setting of LIBOR, EURIBOR, and TIBOR. Under the terms of these agreements, Deutsche Bank agreed to pay penalties of U.S.$ 2.175 billion to the DOJ, CFTC and DFS and GBP 226.8 million to the FCA. As part of the resolution with the DOJ, DB Group Services (UK) Ltd. (an indirectly-held, wholly-owned subsidiary of Deutsche Bank) pled guilty to one count of wire fraud in the U.S. District Court for the District of Connecticut and Deutsche Bank entered into a Deferred Prosecution Agreement with a three year term pursuant to which it agreed (among other things) to the filing of an Information in the U.S. District Court for the District of Connecticut charging Deutsche Bank with one count of wire fraud and one count of price fixing in violation of the Sherman Act. On April 23, 2018, the Deferred Prosecution Agreement expired, and the U.S. District Court for the District of Connecticut subsequently dismissed the criminal Information against Deutsche Bank. The fines referred to above, which include a U.S.$ 150 million fine paid in April 2017 following the March 28, 2017 sentencing of DB Group Services (UK) Ltd., have been paid in full and do not form part of the Bank’s provisions.

As previously reported, on March 20, 2017, Deutsche Bank paid CHF 5.4 million to the Swiss Competition Commission (WEKO) pursuant to a settlement agreement in relation to Yen LIBOR.

On October 25, 2017, Deutsche Bank entered into a settlement with a working group of U.S. state attorneys general resolving their interbank offered rate investigation. Among other conditions, Deutsche Bank agreed to make a settlement payment of U.S.$ 220 million. The settlement amount has been paid in full and does not form part of the Bank’s provisions.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Provisions

Other investigations of Deutsche Bank concerning the setting of various interbank and/or dealer offered rates remain ongoing, and Deutsche Bank remains exposed to further action.

The Group has not disclosed whether it has established a provision or contingent liability with respect to the remaining investigations because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Overview of Civil Litigations. Deutsche Bank is party to 44 U.S. civil actions concerning alleged manipulation relating to the setting of various interbank and/or dealer offered rates which are described in the following paragraphs, as well as single actions pending in each of the UK, Israel and Argentina. Most of the civil actions, including putative class actions, are pending in the U.S. District Court for the Southern District of New York (SDNY), against Deutsche Bank and numerous other defendants. All but four of the U.S. civil actions were filed on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. The four civil actions pending against Deutsche Bank that do not relate to U.S. dollar LIBOR are also pending in the SDNY, and include one consolidated action concerning Pound Sterling (GBP) LIBOR, one action concerning Swiss franc (CHF) LIBOR, one action concerning two Singapore Dollar (SGD) benchmark rates, the Singapore Interbank Offered Rate (SIBOR) and the Swap Offer Rate (SOR), and one action concerning the Canadian Dealer Offered Rate (CDOR).

Claims for damages for all 44 of the U.S. civil actions discussed have been asserted under various legal theories, including violations of the U.S. Commodity Exchange Act, federal and state antitrust laws, the U.S. Racketeer Influenced and Corrupt Organizations Act, and other federal and state laws. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

U.S. dollar LIBOR. With one exception, all of the U.S. civil actions concerning U.S. dollar LIBOR are being coordinated as part of a multidistrict litigation (the “U.S. dollar LIBOR MDL”) in the SDNY. In light of the large number of individual cases pending against Deutsche Bank and their similarity, the civil actions included in the U.S. dollar LIBOR MDL are now subsumed under the following general description of the litigation pertaining to all such actions, without disclosure of individual actions except when the circumstances or the resolution of an individual case is material to Deutsche Bank.

Following a series of decisions in the U.S. dollar LIBOR MDL between March 2013 and December 2016 narrowing their claims, plaintiffs are currently asserting antitrust claims, claims under the U.S. Commodity Exchange Act and state law fraud, contract, unjust enrichment and other tort claims. The court has also issued decisions dismissing certain plaintiffs’ claims for lack of personal jurisdiction and on statute of limitations grounds.

On December 20, 2016, the district court issued a ruling dismissing certain antitrust claims while allowing others to proceed. Multiple plaintiffs have filed appeals of the district court’s December 20, 2016 ruling to the U.S. Court of Appeals for the Second Circuit, and those appeals are proceeding in parallel with the ongoing proceedings in the district court. Briefing of the appeals is complete.

On July 13, 2017, Deutsche Bank executed a settlement agreement in the amount of U.S.$ 80 million with plaintiffs to resolve a putative class action pending as part of the U.S. dollar LIBOR MDL asserting claims based on alleged transactions in Eurodollar futures and options traded on the Chicago Mercantile Exchange (Metzler Investment GmbH v. Credit Suisse Group AG). The settlement agreement was submitted to the court for preliminary approval on October 11, 2017. The settlement amount is already fully reflected in existing litigation provisions and no additional provisions have been taken for this settlement. The settlement agreement is subject to further review and approval by the court.

On February 6, 2018, Deutsche Bank executed a settlement agreement in the amount of U.S.$ 240 million with plaintiffs to resolve a putative class action pending as part of the U.S. dollar LIBOR MDL asserting claims based on alleged transactions in U.S. dollar LIBOR-linked financial instruments purchased over the counter directly from LIBOR panel banks (Mayor & City Council of Baltimore v. Credit Suisse AG). The settlement agreement was submitted to the court for preliminary approval on February 27, 2018, which the court granted on April 5, 2018. The settlement agreement is subject to further review and approval by the court, and a final approval hearing is scheduled for October 25, 2018. Under the terms of the settlement, Deutsche Bank has paid U.S.$ 240 million, and is no longer reflecting that amount in its litigation provisions.

Plaintiff in the non-MDL case proceeding in the SDNY moved to amend its complaint following a dismissal of its claims. On March 20, 2018, the court denied plaintiff’s motion for leave to amend and entered judgment in the action, closing the case. On April 16, 2018, plaintiff filed a notice of appeal to the U.S. Court of Appeals for the Second Circuit.

There is a further UK civil action regarding U.S. dollar LIBOR brought by the U.S. Federal Deposit Insurance Corporation, in which a claim for damages has been asserted pursuant to Article 101 of The Treaty on the Functioning of the European Union, Section 2 of Chapter 1 of the UK Competition Act 1998 and U.S. state laws. Deutsche Bank is defending this action.

A further class action regarding LIBOR, EURIBOR and TIBOR has recently been filed in Israel.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Provisions

Yen LIBOR and Euroyen TIBOR. On July 21, 2017, Deutsche Bank executed a settlement agreement in the amount of U.S.$ 77 million with plaintiffs to resolve two putative class actions pending in the SDNY alleging manipulation of Yen LIBOR and Euroyen TIBOR (Laydon v. Mizuho Bank, Ltd. and Sonterra Capital Master Fund Ltd. v. UBS AG). The agreement was submitted to the court for approval, and the court granted final approval of the settlement on December 7, 2017. Accordingly, these two actions are not included in the total number of actions above. The settlement amount, which Deutsche Bank paid on August 1, 2017, is no longer reflected in Deutsche Bank’s litigation provisions.

EURIBOR. On May 10, 2017, Deutsche Bank executed a settlement agreement in the amount of U.S.$ 170 million with plaintiffs to resolve a putative class action pending in the SDNY alleging manipulation of EURIBOR (Sullivan v. Barclays PLC). The agreement was submitted to the court for approval, and the court granted final approval of the settlement on May 18, 2018. Accordingly, the action is not included in the total number of actions above. The settlement amount, which Deutsche Bank has paid, is no longer reflected in Deutsche Bank’s litigation provisions.

GBP LIBOR. A putative class action alleging manipulation of the Pound Sterling (GBP) LIBOR remains pending in the SDNY. It is the subject of a fully briefed motion to dismiss.

CHF LIBOR. A putative class action alleging manipulation of the Swiss Franc (CHF) LIBOR remains pending in the SDNY. It is the subject of fully briefed motions to dismiss.

SIBOR and SOR. A putative class action alleging manipulation of the Singapore Interbank Offered Rate (SIBOR) and Swap Offer Rate (SOR) remains pending in the SDNY. It is the subject of fully briefed motions to dismiss.

CDOR. A putative class action alleging manipulation of the Canadian Dealer Offered Rate (CDOR) is pending in the SDNY. On July 13, 2018, defendants moved to dismiss the amended complaint.

Investigations Into Referral Hiring Practices and Certain Business Relationships. Certain regulators and law enforcement authorities in various jurisdictions, including the U.S. Securities and Exchange Commission and the DOJ, are investigating, among other things, Deutsche Bank’s compliance with the U.S. Foreign Corrupt Practices Act and other laws with respect to the Bank’s hiring practices related to candidates referred by clients, potential clients and government officials, and the Bank’s engagement of finders and consultants. Deutsche Bank is responding to and continuing to cooperate with these investigations. Certain regulators in other jurisdictions have also been briefed on these investigations. The Group has recorded a provision with respect to certain of these regulatory investigations. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these regulatory investigations. Based on the facts currently known, it is not practicable at this time for the Bank to predict the timing of a resolution.

Kirch. The public prosecutor’s office in Munich (Staatsanwaltschaft München I) has conducted and is currently conducting criminal investigations in connection with the Kirch case inter alia with regard to former Deutsche Bank Management Board members. The Kirch case involved several civil proceedings between Deutsche Bank AG and Dr. Leo Kirch as well as media companies controlled by him. The key issue was whether an interview given by Dr. Rolf Breuer, then Spokesman of Deutsche Bank’s Management Board, in 2002 with Bloomberg television, during which Dr. Breuer commented on Dr. Kirch’s (and his companies’) inability to obtain financing, caused the insolvency of the Kirch companies. In February 2014, Deutsche Bank and the Kirch heirs reached a comprehensive settlement, which has ended all legal disputes between them.

The allegations of the public prosecutor are that the relevant former Management Board members failed to correct in a timely manner factual statements made by Deutsche Bank’s litigation counsel in submissions filed in one of the civil cases between Kirch and Deutsche Bank AG before the Munich Higher Regional Court and the Federal Court of Justice, after allegedly having become aware that such statements were not correct, and/or made incorrect statements in such proceedings, respectively.

On April 25, 2016, following the trial before the Munich District Court regarding the main investigation involving Jürgen Fitschen and four other former Management Board members, the Munich District Court acquitted all of the accused, as well as the Bank, which was a secondary participant in such proceedings. On April 26, 2016, the public prosecutor filed an appeal. An appeal is limited to a review of legal errors rather than facts. On October 18, 2016, a few weeks after the written judgment was served, the public prosecutor provided notice that it will uphold its appeal only with respect to former Management Board members Jürgen Fitschen, Dr. Rolf Breuer and Dr. Josef Ackermann and that it will withdraw its appeal with respect to former Management Board members Dr. Clemens Börsig and Dr. Tessen von Heydebreck for whom the acquittal thereby becomes binding. On January 24, 2018, the Attorney General’s Office applied to convene an oral hearing before the Federal Supreme Court to decide about the Munich public prosecutor’s appeal.

The other investigations by the public prosecutor (which also deal with attempted litigation fraud in the Kirch civil proceedings) are ongoing. Deutsche Bank is fully cooperating with the Munich public prosecutor’s office.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Provisions

The Group does not expect these proceedings to have significant economic consequences for it and has not recorded a provision or contingent liability with respect thereto.

KOSPI Index Unwind Matters. Following the decline of the Korea Composite Stock Price Index 200 (the “KOSPI 200”) in the closing auction on November 11, 2010 by approximately 2.7%, the Korean Financial Supervisory Service (“FSS”) commenced an investigation and expressed concerns that the fall in the KOSPI 200 was attributable to a sale by Deutsche Bank of a basket of stocks, worth approximately € 1.6 billion, that was held as part of an index arbitrage position on the KOSPI 200. On February 23, 2011, the Korean Financial Services Commission, which oversees the work of the FSS, reviewed the FSS’ findings and recommendations and resolved to take the following actions: (i) to file a criminal complaint to the Korean Prosecutor’s Office for alleged market manipulation against five employees of the Deutsche Bank group and Deutsche Bank’s subsidiary Deutsche Securities Korea Co. (DSK) for vicarious corporate criminal liability; and (ii) to impose a suspension of six months, commencing April 1, 2011 and ending September 30, 2011, of DSK’s business for proprietary trading of cash equities and listed derivatives and DMA (direct market access) cash equities trading, and the requirement that DSK suspend the employment of one named employee for six months. There was an exemption to the business suspension which permitted DSK to continue acting as liquidity provider for existing derivatives linked securities. On August 19, 2011, the Korean Prosecutor’s Office announced its decision to indict DSK and four employees of the Deutsche Bank group on charges of spot/futures linked market manipulation. The criminal trial commenced in January 2012. On January 25, 2016, the Seoul Central District Court rendered a guilty verdict against a DSK trader and a guilty verdict against DSK. A criminal fine of KRW 1.5 billion (less than € 2.0 million) was imposed on DSK. The Court also ordered forfeiture of the profits generated on the underlying trading activity. The Group disgorged the profits on the underlying trading activity in 2011. The criminal trial verdict has been appealed by both the prosecutor and the defendants.

In addition, a number of civil actions have been filed in Korean courts against Deutsche Bank and DSK by certain parties who allege they incurred losses as a consequence of the fall in the KOSPI 200 on November 11, 2010. First instance court decisions were rendered against the Bank and DSK in some of these cases starting in the fourth quarter of 2015. The outstanding known claims have an aggregate claim amount of less than € 50 million (at present exchange rates). The Group has recorded a provision with respect to these outstanding civil matters. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Mortgage-Related and Asset-Backed Securities Matters and Investigation. Regulatory and Governmental Matters. Deutsche Bank, along with certain affiliates (collectively referred in these paragraphs to as “Deutsche Bank”), have received subpoenas and requests for information from certain regulators and government entities, including members of the Residential Mortgage-Backed Securities Working Group of the U.S. Financial Fraud Enforcement Task Force, concerning its activities regarding the origination, purchase, securitization, sale, valuation and/or trading of mortgage loans, residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), collateralized debt obligations (CDOs), other asset-backed securities and credit derivatives. Deutsche Bank is cooperating fully in response to those subpoenas and requests for information.

On December 23, 2016, Deutsche Bank announced that it reached a settlement-in-principle with the DOJ to resolve potential claims related to its RMBS business conducted from 2005 to 2007. The settlement became final and was announced by the DOJ on January 17, 2017. Under the settlement, Deutsche Bank paid a civil monetary penalty of U.S.$ 3.1 billion and agreed to provide U.S.$ 4.1 billion in consumer relief.

In September 2016, Deutsche Bank received administrative subpoenas from the Maryland Attorney General seeking information concerning Deutsche Bank’s RMBS and CDO businesses from 2002 to 2009. On June 1, 2017, Deutsche Bank and the Maryland Attorney General reached a settlement to resolve the matter for U.S.$ 15 million in cash and U.S.$ 80 million in consumer relief (to be allocated from the overall U.S.$ 4.1 billion consumer relief obligation agreed to as part of Deutsche Bank’s settlement with the DOJ).

The Group has recorded provisions with respect to some of the outstanding regulatory investigations but not others, a portion of which relates to the consumer relief being provided under the DOJ settlement. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the resolution of these matters.

Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of RMBS and other asset-backed securities. These cases, described below, allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination. The Group has recorded provisions with respect to several of these civil cases, but has not recorded provisions with respect to all of these matters. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the resolution of these matters.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Provisions

Deutsche Bank is a defendant in a class action relating to its role as one of the underwriters of six RMBS offerings issued by Novastar Mortgage Corporation. No specific damages are alleged in the complaint. The lawsuit was brought by plaintiffs representing a class of investors who purchased certificates in those offerings. The parties reached a settlement to resolve the matter for a total of U.S.$ 165 million, a portion of which was paid by the Bank. On August 30, 2017, FHFA/Freddie Mac filed an objection to the settlement. Final court approval is not expected until appellate proceedings relating to FHFA/Freddie Mac’s objections are resolved.

Deutsche Bank is a defendant in three actions related to RMBS offerings brought by the U.S. Federal Deposit Insurance Corporation (FDIC) as receiver for: (a) Colonial Bank (alleging no less than U.S.$ 189 million in damages against all defendants), (b) Guaranty Bank (alleging no less than U.S.$ 901 million in damages against all defendants), and (c) Citizens National Bank and Strategic Capital Bank (alleging no less than U.S.$ 66 million in damages against all defendants). In each of these actions, the appellate courts have reinstated claims previously dismissed on statute of limitations grounds. In the case concerning Colonial Bank, petitions for rehearing and certiorari to the U.S. Supreme Court were denied, and on June 21, 2017, the FDIC filed a second amended complaint, which defendants moved to dismiss on September 7, 2017. On March 2, 2018, the court granted in part and denied in part defendants’ motion to dismiss. In the case concerning Guaranty Bank, petitions for rehearing and certiorari to the U.S. Supreme Court were denied, fact discovery is almost complete, and expert work is ongoing. Also, on September 14, 2017, the court granted in part Deutsche Bank’s motion for summary judgment regarding the proper method of calculating pre-judgment interest. The parties’ remaining summary judgment motions were filed on February 28, 2018, and were denied on May 10, 2018. In the case concerning Citizens National Bank and Strategic Capital Bank, petitions for rehearing and certiorari to the U.S. Supreme Court were denied, and on July 31, 2017, the FDIC filed a second amended complaint, which defendants moved to dismiss on September 14, 2017.

Deutsche Bank is a defendant in an action brought by Royal Park Investments (as purported assignee of claims of a special-purpose vehicle created to acquire certain assets of Fortis Bank) alleging common law claims related to the purchase of RMBS. The complaint did not specify the amount of damages sought. On April 17, 2017, the court dismissed the complaint, and on February 13, 2018, the plaintiff filed its appeal.

In June 2014, HSBC, as trustee, brought an action in New York state court against Deutsche Bank to revive a prior action, alleging that Deutsche Bank failed to repurchase mortgage loans in the ACE Securities Corp. 2006-SL2 RMBS offering. The revival action was stayed during the pendency of an appeal of the dismissal of a separate action wherein HSBC, as trustee, brought an action against Deutsche Bank alleging breaches of representations and warranties made by Deutsche Bank concerning the mortgage loans in the same offering. On March 29, 2016, the court dismissed the revival action, and on April 29, 2016, plaintiff filed a notice of appeal. Plaintiff’s appeal has been adjourned in light of a case pending in the New York Court of Appeals involving similar legal issues.

On February 3, 2016, Lehman Brothers Holding, Inc. (Lehman) instituted an adversary proceeding in United States Bankruptcy Court for the Southern District of New York against, among others, MortgageIT, Inc. (MIT) and Deutsche Bank AG, as alleged successor to MIT, asserting breaches of representations and warranties set forth in certain 2003 and 2004 loan purchase agreements concerning 63 mortgage loans that MIT sold to Lehman, which Lehman in turn sold to the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The complaint seeks indemnification for losses incurred by Lehman in connection with settlements entered into with Fannie Mae and Freddie Mac as part of the Lehman bankruptcy proceedings to resolve claims concerning those loans. On January 31, 2018, the parties reached a settlement to resolve the litigation. On February 6, 2018, the court ordered a voluntary stipulation of dismissal.

In the actions against Deutsche Bank solely as an underwriter of other issuers’ RMBS offerings, Deutsche Bank has contractual rights to indemnification from the issuers, but those indemnity rights may in whole or in part prove effectively unenforceable where the issuers are now or may in the future be in bankruptcy or otherwise defunct.

Trustee Civil Litigation. Deutsche Bank is a defendant in eight separate civil lawsuits brought by various groups of investors concerning its role as trustee of certain RMBS trusts. The actions generally allege claims for breach of contract, breach of fiduciary duty, breach of the duty to avoid conflicts of interest, negligence and/or violations of the U.S. Trust Indenture Act of 1939, based on the trustees’ alleged failure to perform adequately certain obligations and/or duties as trustee for the trusts. The eight actions include two putative class actions brought by a group of investors, including funds managed by BlackRock Advisors, LLC, PIMCO-Advisors, L.P., and others (the “BlackRock Class Actions”), two putative class actions brought by Royal Park Investments SA/NV, and four individual lawsuits. One of the BlackRock Class Actions is pending in the U.S. District Court for the Southern District of New York in relation to 58 trusts, which allegedly suffered total realized collateral losses of U.S.$ 9.8 billion, although the complaint does not specify a damage amount. On January 23, 2017, the court granted in part and denied in part the trustees’ motion to dismiss. On February 3, 2017, the court entered an order dismissing plaintiffs’ representations and warranties claims as to 21 trusts whose originators or sponsors had entered bankruptcy. On April 5, 2018, the parties executed stipulations of dismissal with prejudice for the claims of two plaintiff groups, which the court entered on April 6 and April 24, 2018. The only claims that remain are for violation of the U.S. Trust Indenture Act of 1939 and breach of contract. On March 27, 2017, the trustees filed an answer to the complaint. BlackRock’s motion for class certification is fully briefed as of April 16, 2018. On May 17, 2018, the court denied BlackRock’s motion to proceed with expert discovery using statistical

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Provisions

sampling of the trusts’ loans. Discovery is ongoing. The second BlackRock Class Action is pending in the Superior Court of California in relation to 457 trusts, which allegedly suffered total realized collateral losses of U.S.$ 75.7 billion, although the complaint does not specify a damage amount. The trustees filed a demurrer seeking to dismiss the tort claims asserted by plaintiffs and a motion to strike certain elements of the breach of contract claim, and on October 18, 2016, the court sustained the trustees’ demurrer, dismissing the tort claims, but denied the motion to strike. On December 19, 2016, the trustees filed an answer to the complaint. On May 30, 2018, the court denied plaintiffs’ motion for class certification, and BlackRock filed a petition to appeal the order on June 8, 2018. On July 16, 2018, the court granted BlackRock’s motion to stay the case while the appeal is pending. On July 18, 2018, plaintiffs requested that the court dismiss with prejudice all claims asserted by three of the eight plaintiff groups. The putative class action brought by Royal Park Investments SA/NV is pending in the U.S. District Court for the Southern District of New York and concerns ten trusts, which allegedly suffered total realized collateral losses of more than U.S.$ 3.1 billion, although the complaint does not specify a damage amount. On March 29, 2018, the court issued an order denying plaintiff’s renewed motion for class certification, and Royal Park filed a petition to appeal the order on April 13, 2018. Discovery is ongoing. On August 4, 2017, Royal Park filed a separate, additional class action complaint against the trustee in the same court asserting claims for breach of contract, unjust enrichment, conversion, breach of trust, equitable accounting and declaratory and injunctive relief arising out of the payment from trust funds of the trustee’s legal fees and expenses in the other, ongoing Royal Park litigation. The trustee’s motion to dismiss is fully briefed as of October 31, 2017.

The four individual lawsuits include actions by (a) the National Credit Union Administration Board (“NCUA”), as an investor in 97 trusts, which allegedly suffered total realized collateral losses of U.S.$ 17.2 billion, although the complaint does not specify a damage amount; (b) certain CDOs (collectively, “Phoenix Light”) that hold RMBS certificates issued by 43 RMBS trusts, and seeking “hundreds of millions of dollars in damages”; (c) Commerzbank AG, as an investor in 50 RMBS trusts, seeking recovery for alleged “hundreds of millions of dollars in losses;” and (d) IKB International, S.A. in Liquidation and IKB Deutsche Industriebank AG (collectively, “IKB”), as an investor in 30 RMBS trusts, seeking more than U.S.$ 268 million of damages. In the NCUA case, the trustee’s motion to dismiss for failure to state a claim is pending and discovery is stayed. In the Phoenix Light case, the plaintiffs filed an amended complaint on September 27, 2017, and the trustees filed an answer to the complaint on November 13, 2017; discovery is ongoing. In the Commerzbank case, the plaintiff filed an amended complaint on November 30, 2017, and the trustees filed an answer to the complaint on January 29, 2018; discovery is ongoing. In the IKB case, the court heard oral argument on the trustee’s motion to dismiss on May 3, 2017, but has not yet issued a decision. On June 20, 2017, the IKB plaintiffs stipulated to the dismissal with prejudice of all claims asserted against Deutsche Bank concerning four trusts. Discovery is ongoing. Deutsche Bank was also a defendant in a lawsuit brought by the Western and Southern Life Insurance Company and five related entities, but on September 28, 2017, plaintiffs filed a notice of voluntary dismissal of their claims, without prejudice.

The Group believes a contingent liability exists with respect to these eight cases, but at present the amount of the contingent liability is not reliably estimable.

Postbank Voluntary Public Takeover Offer. On September 12, 2010, Deutsche Bank announced the decision to make a voluntary takeover offer for the acquisition of all shares in Deutsche Postbank AG (Postbank). On October 7, 2010, the Bank published the official offer document. In its takeover offer, Deutsche Bank offered Postbank shareholders consideration of € 25 for each Postbank share. The takeover offer was accepted for a total of approximately 48.2 million Postbank shares.

In November 2010, a former shareholder of Postbank, Effecten-Spiegel AG, which had accepted the takeover offer, brought a claim against Deutsche Bank alleging that the offer price was too low and was not determined in accordance with the applicable law of the Federal Republic of Germany. The plaintiff alleges that Deutsche Bank had been obliged to make a mandatory takeover offer for all shares in Postbank, at the latest, in 2009. The plaintiff avers that, at the latest in 2009, the voting rights of Deutsche Post AG in Postbank had to be attributed to Deutsche Bank AG pursuant to Section 30 of the German Takeover Act. Based thereon, the plaintiff alleges that the consideration offered by Deutsche Bank AG for the shares in Postbank in the 2010 voluntary takeover offer needed to be raised to € 57.25 per share.

The Cologne District Court dismissed the claim in 2011 and the Cologne appellate court dismissed the appeal in 2012. The Federal Court set aside the Cologne appellate court’s judgment and referred the case back to the appellate court. In its judgment, the Federal Court stated that the appellate court had not sufficiently considered the plaintiff’s allegation that Deutsche Bank AG and Deutsche Post AG “acted in concert” in 2009.

Starting in 2014, additional former shareholders of Postbank, who accepted the 2010 tender offer, brought similar claims as Effecten-Spiegel AG against Deutsche Bank which are pending with the Cologne District Court and the Higher Regional Court of Cologne, respectively. On October 20, 2017, the Cologne District Court handed down a decision granting the claims in a total of 14 cases which were combined in one proceeding. The Cologne District Court took the view that Deutsche Bank was obliged to make a mandatory takeover offer already in 2008 so that the appropriate consideration to be offered in the takeover offer should have been € 57.25 per share. Taking the consideration paid into account, the additional consideration per share owed to shareholders which have accepted the takeover offer would thus amount to € 32.25. Deutsche Bank appealed this decision and the appeal has been assigned to the 13th Senate of the Higher Regional Court of Cologne, which also is hearing the appeal of Effecten-Spiegel AG. The court has scheduled a hearing for March 27, 2019 and (as a precautionary measure) also for April 3, 2019 as regards these appeal proceedings.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Provisions

On November 8, 2017, a hearing took place before the Higher Regional Court of Cologne in the Effecten-Spiegel case. In that hearing, the Higher Regional Court indicated that it disagreed with the conclusions of the Cologne District Court and took the preliminary view that Deutsche Bank was not obliged to make a mandatory takeover offer in 2008 or 2009. Initially the Higher Regional Court resolved to announce a decision on December 13, 2017. However, this was postponed to February 2018 because the plaintiff challenged the three members of the 13th Senate of the Higher Regional Court of Cologne for alleged prejudice. The challenge was rejected by the Higher Regional Court of Cologne at the end of January 2018. In February 2018, the court granted a motion by Effecten-Spiegel AG to re-open the hearing. Also in relation to the Effecten-Spiegel case, the Higher Regional Court Cologne has scheduled a hearing for March 27, 2019 and (as a precautionary measure) also for April 3, 2019. Further, the court summoned Deutsche Bank’s former Management Board member, Stefan Krause, and Dr. Frank Appel, CEO of Deutsche Post AG, to appear as witnesses at this hearing.

Deutsche Bank has been served with a material number of additional lawsuits filed against Deutsche Bank shortly before the end of the year 2017 and these claims are now pending with the District Court of Cologne. Some of the new plaintiffs allege that the consideration offered by Deutsche Bank AG for the shares in Postbank in the 2010 voluntary takeover should be raised to € 64.25 per share.

The claims for payment against Deutsche Bank in relation to these matters total almost € 700 million (excluding interest). In February 2018, a law firm representing some plaintiffs in the above-mentioned civil actions also filed a criminal complaint with the public prosecutor in Frankfurt am Main against certain Deutsche Bank personnel alleging that they engaged in fraudulent conduct in connection with the takeover offer. However, the competent public prosecutors have rejected opening proceedings.

The Group has established a contingent liability with respect to these matters but the Group has not disclosed the amount of this contingent liability because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.

Further Proceedings Relating to the Postbank Takeover. In September 2015, former shareholders of Postbank filed in the Cologne District Court shareholder actions against Postbank to set aside the squeeze-out resolution taken in the shareholders meeting of Postbank in August 2015. Among other things, the plaintiffs allege that Deutsche Bank was subject to a suspension of voting rights with respect to its shares in Postbank based on the allegation that Deutsche Bank failed to make a mandatory takeover offer at a higher price in 2009. The squeeze out is final and the proceeding itself has no reversal effect, but may result in damage payments. The claimants in this proceeding refer to legal arguments similar to those asserted in the Effecten-Spiegel proceeding described above. In a decision on October 20, 2017, the Cologne District Court declared the squeeze-out resolution to be void. The court, however, did not rely on a suspension of voting rights due to an alleged failure of Deutsche Bank to make a mandatory takeover offer, but argued that Postbank violated information rights of Postbank shareholders in Postbank’s shareholders meeting in August 2015. Postbank has appealed this decision.

The legal question whether Deutsche Bank had been obliged to make a mandatory takeover offer for all Postbank shares prior to its 2010 voluntary takeover may also impact two pending appraisal proceedings (Spruchverfahren). These proceedings were initiated by former Postbank shareholders with the aim to increase the cash compensation offered in connection with the squeeze-out of Postbank shareholders in 2015 and the cash compensation offered and annual guaranteed dividend paid in connection with the execution of a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) between DB Finanz-Holding AG (now DB Beteiligungs-Holding GmbH) and Postbank in 2012. The Cologne District Court issued resolutions indicating that it is inclined to consider a potential obligation of Deutsche Bank to make a mandatory takeover offer for Postbank at an offer price of € 57.25 when determining the adequate cash compensation in the appraisal proceedings. The cash compensation paid in connection with the domination and profit and loss transfer agreement was € 25.18 and was accepted for approximately 0.5 million shares. The squeeze-out compensation paid in 2015 was € 35.05 and approximately 7 million shares were squeezed-out.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

Russia/UK Equities Trading Investigation. Deutsche Bank has investigated the circumstances around equity trades entered into by certain clients with Deutsche Bank in Moscow and London that offset one another. The total volume of transactions reviewed is significant. Deutsche Bank’s internal investigation of potential violations of law, regulation and policy and into the related internal control environment has concluded, and Deutsche Bank is assessing the findings identified during the investigation; to date it has identified certain violations of Deutsche Bank’s policies and deficiencies in Deutsche Bank’s control environment. Deutsche Bank has advised regulators and law enforcement authorities in several jurisdictions (including Germany, Russia, the UK and U.S.) of this investigation. Deutsche Bank has taken disciplinary measures with regards to certain individuals in this matter and will continue to do so with respect to others as warranted.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Provisions

On January 30 and 31, 2017, the DFS and the FCA announced settlements with the Bank related to their investigations into this matter. The settlements conclude the DFS and the FCA’s investigations into the Bank’s anti-money laundering (AML) control function in its investment banking division, including in relation to the equity trading described above. Under the terms of the settlement agreement with the DFS, Deutsche Bank entered into a consent order, and agreed to pay civil monetary penalties of U.S.$ 425 million and to engage an independent monitor for a term of up to two years. Under the terms of the settlement agreement with the FCA, Deutsche Bank agreed to pay civil monetary penalties of approximately GBP 163 million. On May 30, 2017, the Federal Reserve announced its settlement with the Bank resolving this matter as well as additional AML issues identified by the Federal Reserve. Deutsche Bank paid a penalty of U.S.$ 41 million. Deutsche Bank also agreed to retain independent third parties to assess its Bank Secrecy Act/AML program and review certain foreign correspondent banking activity of its subsidiary Deutsche Bank Trust Company Americas. The Bank is also required to submit written remediation plans and programs. The DFS, FCA and Federal Reserve settlement amounts were already materially reflected in existing litigation provisions.

Deutsche Bank continues to cooperate with regulators and law enforcement authorities, including the DOJ, which has its own ongoing investigation into these securities trades. The Group has recorded a provision with respect to the remaining investigation. The Group has not disclosed the amount of this provision because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank is cooperating with these investigations.

Deutsche Bank is a defendant in several putative class action complaints filed in the U.S. District Court for the Southern District of New York alleging violations of U.S. antitrust law and common law related to alleged manipulation of the secondary trading market for SSA bonds. Deutsche Bank has reached an agreement to settle the actions for the amount of U.S.$ 48.5 million and has recorded a provision in the same amount. The settlement is subject to court approval.

Deutsche Bank is also a defendant in putative class actions filed on November 7, 2017 and December 5, 2017 in the Ontario Superior Court of Justice and Federal Court of Canada, respectively, alleging violations of antitrust law and the common law. The complaints rely on allegations similar to those in the U.S. class actions, and seek compensatory and punitive damages. The cases are in their early stages.

Deutsche Bank was named as a defendant in several putative class action complaints filed in the U.S. District Court for the Southern District of New York alleging violations of U.S. antitrust law and a claim for unjust enrichment relating to Mexican government bond trading. The case is in its early stages.

Other than as noted above, the Group has not disclosed whether it has established provisions or contingent liabilities with respect to the matters referred to above because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Trust Preferred Securities Litigation. Deutsche Bank and certain of its affiliates and former officers are the subject of a consolidated putative class action, filed in the United States District Court for the Southern District of New York, asserting claims under the federal securities laws on behalf of persons who purchased certain trust preferred securities issued by Deutsche Bank and its affiliates between October 2006 and May 2008. In a series of opinions, the court dismissed all claims as to four of the six offerings at issue, but allowed certain alleged omissions claims relating to the November 2007 and February 2008 offerings to proceed. On November 17, 2016, plaintiffs moved for class certification as to the November 2007 offering. On January 20, 2017, plaintiffs amended their motion for class certification to include the February 2008 offering and seek to add an additional individual as a proposed class representative. The court stayed all proceedings pending a decision by the Supreme Court of the United States in California Public Employees’ Retirement System v. ANZ Securities in which the Supreme Court was expected to consider whether the filing of a putative class action serves to toll the three-year time limitation in Section 13 of the Securities Act with respect to the claims of putative class members. This related to claims relating to the February 2008 offering. On June 26, 2017, the Supreme Court issued its opinion, holding that the three year provision in Section 13 is a statute of repose and is not subject to equitable tolling. On October 16, 2017, the court struck plaintiffs’ motion for class action certification, holding that claims by the additional individual proposed as a class representative were barred by the statute of repose. The court also ruled that the original plaintiffs had standing to prosecute claims on both the November 2007 and February 2008 offerings. Following the completion of discovery relating to class action certification issues, Deutsche Bank submitted a motion to the court for an order denying class action certification, and requesting dismissal of all claims relating to the February 2008 offering. Plaintiffs opposed that motion and filed a motion to certify a plaintiff class relating to both the November 2007 and the February 2008 offerings. Both motions are fully briefed and remain pending before the court. Merits discovery is ongoing.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Provisions

U.S. Embargoes-Related Matters. Deutsche Bank has received requests for information from certain U.S. regulatory and law enforcement agencies concerning its historical processing of U.S. dollar payment orders through U.S. financial institutions for parties from countries subject to U.S. embargo laws in connection with investigations into whether such processing complied with U.S. federal and state laws. In 2006, Deutsche Bank voluntarily decided that it would not engage in new U.S. dollar business with counterparties in Iran, Sudan, North Korea and Cuba and with certain Syrian banks, and to exit existing U.S. dollar business with such counterparties to the extent legally possible. In 2007, Deutsche Bank decided that it would not engage in any new business, in any currency, with counterparties in Iran, Syria, Sudan and North Korea and to exit existing business, in any currency, with such counterparties to the extent legally possible; it also decided to limit its non-U.S. dollar business with counterparties in Cuba. On November 3, 2015, Deutsche Bank entered into agreements with the New York State Department of Financial Services and the Federal Reserve Bank of New York to resolve their investigations of Deutsche Bank. Deutsche Bank paid the two agencies U.S.$ 200 million and U.S.$ 58 million, respectively, and agreed not to rehire certain former employees. In addition, the New York State Department of Financial Services ordered Deutsche Bank to terminate certain employees and Deutsche Bank agreed to retain an independent monitor for one year, and the Federal Reserve Bank of New York ordered certain remedial measures including ensuring an effective OFAC compliance program and an annual review of such program by an independent party until the Federal Reserve Bank of New York is satisfied as to its effectiveness.

The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously its outcome.

U.S. Treasury Securities Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to U.S. Treasuries auctions, trading, and related market activity. Deutsche Bank is cooperating with these investigations.

Deutsche Bank‘s subsidiary Deutsche Bank Securities Inc. (DBSI) was a defendant in several putative class actions alleging violations of U.S. antitrust law, the U.S. Commodity Exchange Act and common law related to the alleged manipulation of the U.S. Treasury securities market. These cases have been consolidated in the Southern District of New York. On November 16, 2017, plaintiffs filed a consolidated amended complaint, which did not name DBSI as a defendant. On December 11, 2017, the court dismissed DBSI from the class action without prejudice.

The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Long-Term Debt

in € m.	Jun 30, 2018	Dec 31, 2017
Senior debt:
Bonds and notes
Fixed rate	79,101	76,285
Floating rate	31,356	33,210
Subordinated debt:
Bonds and notes
Fixed rate	5,216	5,493
Floating rate	1,482	1,738
Other	40,398	42,988
Total long-term debt	157,553	159,715

Shares Issued and Outstanding

in million	Jun 30, 2018	Dec 31, 2017
Shares issued	2,066.8	2,066.8
Shares in treasury	6.9	0.4
Thereof:
Buyback	6.8	0.2
Other	0.1	0.2
Shares outstanding	2,059.9	2,066.4

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Credit related Commitments and Contingent Liabilities

Other Financial Information (unaudited)

Credit related Commitments and Contingent Liabilities

Lending commitments and lending related contingent liabilities

In the normal course of business the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. In the event that the Group has to pay out cash in respect of its fronting commitments, the Group would immediately seek reimbursement from the other syndicate lenders. The Group considers all the above instruments in monitoring the credit exposure and may require collateral to mitigate inherent credit risk. If the credit risk monitoring provides sufficient perception about a loss from an expected claim, a provision is established and recorded on the balance sheet.

In the normal course of business the Group also regularly enters into revocable lending commitments. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made. However, as they are revocable they can be cancelled at any point of time.

The following table shows the Group’s revocable lending commitments, irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

in € m.	Jun 30, 2018	Dec 31, 2017
Irrevocable lending commitments	166,934	158,253
Revocable lending commitments	44,459	45,867
Contingent liabilities	47,762	48,212
Total	259,155	252,331

Other commitments and other contingent liabilities

The following table shows the Group’s other irrevocable commitments and other contingent liabilities without considering collateral or provisions. It shows the maximum potential utilization of the Group in case all these liabilities entered into must be fulfilled. The table therefore does not show the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.

in € m.	Jun 30, 2018	Dec 31, 2017
Other commitments	98	82
Other contingent liabilities	2	5
Total	101	86

Irrevocable payment commitments with regard to levies

Irrevocable payment commitments related to bank levy according to Bank Recovery and Resolution Directive (BRRD), the Single Resolution Fund (SRF) and the German statutory deposit protection amounted to € 501 million as of June 30, 2018 and to € 412 million as of December 31, 2017.

Deutsche Bank	Information on the Consolidated Balance Sheet (unaudited)
Interim Report as of June 30, 2018	Related Party Transactions

Related Party Transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group’s related parties include:

–

key management personnel, close family members of key management personnel and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members,

–	subsidiaries, joint ventures and associates and their respective subsidiaries, and
–	post-employment benefit plans for the benefit of Deutsche Bank employees.

Transactions with Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of Deutsche Bank Group, directly or indirectly. The Group considers the members of the Management Board as currently mandated and the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24. Among the Group’s transactions with key management personnel as of June 30, 2018, were loans and commitments of € 46 million and deposits of € 54 million. As of December 31, 2017, there were loans and commitments of € 48 million and deposits of € 123 million among the Group’s transactions with key management personnel. In addition, the Group provides banking services, such as payment and account services as well as investment advice, to key management personnel and their close family members.

Transactions with Subsidiaries, Associates and Joint Ventures

Transactions between Deutsche Bank AG and its subsidiaries meet the definition of related party transactions. If these transactions are eliminated on consolidation, they are not disclosed as related party transactions. Transactions between the Group and its associated companies and joint ventures and their respective subsidiaries also qualify as related party transactions.

Transactions for subsidiaries, joint ventures and associates are presented combined in below table as these are not material individually.

Loans issued and guarantees granted

in € m.	Jun 30, 2018	Dec 31, 2017
Loans outstanding, beginning of period	256	297
Movement in loans during the period[1]	(12)	(26)
Changes in the group of consolidated companies	0	(1)
Exchange rate changes/other	(4)	(15)
Loans outstanding, end of period[2]	240	256

Other credit risk related transactions:
Allowance for loan losses	0	0
Provision for loan losses	0	0
Guarantees and commitments	4	9

1 Net impact of loans issued and loans repayment during the year is shown as “Movement in loans during the period”.

2 There were no past due loans as of June 30, 2018 and December 31, 2017. For the above loans, the Group held collateral of € 14 million and € 14 million as of June 30, 2018 and December 31, 2017, respectively.

Deposits received

in € m.	Jun 30, 2018	Dec 31, 2017
Deposits, beginning of period	67	87
Movement in deposits during the period[1]	(11)	(15)
Changes in the group of consolidated companies	0	0
Exchange rate changes/other	0	(4)
Deposits, end of period	55	67

1 Net impact of deposits received and deposits repaid during the year is shown as “Movement in deposits during the period”.

Deutsche Bank	Other Financial Information (unaudited)
Interim Report as of June 30, 2018	Non-Current Assets and Disposal Groups Held for Sale

Other Transactions

Trading assets and positive market values from derivative financial transactions with associated companies amounted to € 3 million as of June 30, 2018, and € 6 million as of December 31, 2017. Trading liabilities and negative market values from derivative financial transactions with associated companies were € 0 million as of June 30, 2018, and € 0 million as of December 31, 2017.

Other transactions with related parties also reflected the following:

TradeWeb Markets: In the first quarter 2018, the Group ceased to have significant influence over its equity method investment in TradeWeb Markets LLC and recognized a remeasurement gain of € 84 million equal to the difference between the fair value and the carrying amount of the investment.

Transactions with Pension Plans

The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management. Pension funds may hold or trade Deutsche Bank AG shares or securities. As of June 30, 2018, transactions with these plans were not material for the Group.

Non-Current Assets and Disposal Groups Held for Sale

Within the balance sheet, non-current assets and disposal groups held for sale are reported in Other assets and Other liabilities. This note provides further explanation on the nature and the financial impact of the non-current assets and disposal groups held for sale as of June 30, 2018.

Non-Current Assets and Disposal Groups Held for Sale at the Reporting Date

Total assets held for sale amounted to € 2.6 billion as of June 30, 2018 (December 31, 2017: € 45 million) and the disposal groups included liabilities of € 2.7 billion as of June 30, 2018 (December 31, 2017: € 16 million).

As of June 30, 2018, there were no unrealized net gains or losses (December 31, 2017: € 0 million) relating to non-current assets and disposal groups classified as held for sale recognized directly in accumulated other comprehensive income (loss).

Sale of Portuguese Private & Commercial Clients business

On March 27, 2018, the Group announced that it has entered into an agreement to sell its local Private & Commercial Banking (PCB) business in Portugal to ABANCA Corporación Bancaria S.A. (“ABANCA”). Accordingly and at the end of the first quarter 2018, the business was classified as a disposal group held for sale. The valuation of the unit resulted in the recognition of a pre-tax loss of € (53) million which was recorded in other income (€ (40) million) and general and administrative expense (€ (13) million) of PCB in the first quarter 2018. With the transaction, Deutsche Bank continues to execute its strategy to sharpen its focus and reduce complexity. The transaction remains subject to regulatory approvals and other conditions. The parties are aiming to close the transaction in the first half of 2019.

Disposal of Polish Private & Commercial Bank business

Following the announcement made on December 14, 2017 that Deutsche Bank had entered into an agreement to sell its local Private & Commercial Banking business in Poland, together with DB Securities S.A., to Bank Zachodni WBK S.A. (“BZ WBK”), the Group obtained all material outstanding regulatory approvals on July 17, 2018 to proceed with the designated transaction. Accordingly, the respective business will be classified as a disposal group held for sale. The Group does not expect the held for sale classification to cause a significant impairment expense in the third quarter 2018.

The retail mortgage portfolio denominated in foreign currency is excluded from the transaction. The sale is in line with the Group’s effort to continue to sharpen its focus and reduce complexity. BZ WBK is part of the Santander Group, with Banco Santander S.A. being its parent company. The transaction was subject to approvals of the Polish FSA, other regulatory approvals, corporate consents and other conditions. The parties are aiming for a finalization of the transaction in the second half of 2018.

Deutsche Bank	Other Financial Information (unaudited)
Interim Report as of June 30, 2018	Events after the Reporting Period

Events after the Reporting Period

Mortality assumptions for the Defined Benefit Obligation (DBO) accrued for defined benefit post-employment plans for employees in Germany have been derived using Heubeck tables in the version of 2005G. The defined benefit obligation related to Germany as of December 31, 2017 was about € 12,090 million. On July 20, 2018 Heubeck AG published updated mortality tables. These tables include new mortality rates which form a significant input factor into the calculation of the bank’s defined benefit obligations under post-employment employee benefit plans. It has yet to be determined if and how the mortality tables published on July 20 2018 are generally applicable. Heubeck AG has expressed together with the publication of the mortality tables an expected range for the increase of DBO by 1.5 % to 2.5%. Should the new mortality tables be generally accepted we will have to determine for our company if these accurately reflect the mortality probabilities in the calculation of our pension obligation. A potential increase of the defined benefit obligation caused by updated mortality rates would reduce Other Comprehensive Income reflecting actuarial losses. The amount of changes of DBO as of year-end 2018 will also be affected by regular updates to other parameters such as discount rate, salary developments and other input factors.

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Deutsche Bank	Other Information (unaudited)
Interim Report as of June 30, 2018	Non-GAAP Financial Measures

Other Information (unaudited)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on Equity Ratios

The Group reports a post-tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders’ equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity and average tangible shareholders’ equity, respectively.

Net income (loss) attributable to Deutsche Bank shareholders for the segments is a non-GAAP financial measure and is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests. For the Group, it reflects the reported effective tax rate, which was 44 % for the three months ended June 30, 2018 and 43 % for the prior year’s comparative period. The tax rate was 54 % for the six months ended June 30, 2018 and 39 % for the prior year’s comparative period. For the segments, the applied tax rate was 28 % for all reported periods in 2018 and 33 % for all reported periods in 2017.

At the Group level, tangible shareholders’ equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders´ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

The reconciliation of the aforementioned ratios is set forth in the table below:

	Three months ended Jun 30, 2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consoli- dated
Income (loss) before income taxes (IBIT)	475	262	93	(119)	711

Income tax expense					(310)

Net Income (loss)	342	189	67	(196)	401

Net income (loss) attributable to noncontrolling interests	0	0	0	(40)	(40)

Net Income attributable to DB shareholders	342	189	67	(236)	361

Average shareholders’ equity	43,600	14,041	4,595	0	62,236

Add (deduct) :

Average goodwill and other intangible assets	(2,998)	(2,050)	(3,103)	0	(8,150)

Average tangible shareholders’ equity	40,603	11,991	1,492	0	54,086

Post-tax return on average shareholders’ equity (in %)	3.1	5.4	5.9	N/M	2.3

Post-tax return on average tangible shareholders’ equity (in %)	3.4	6.3	18.0	N/M	2.7

N/M – Not meaningful

Deutsche Bank	Other Information (unaudited)
Interim Report as of June 30, 2018	Non-GAAP Financial Measures

	Three months ended Jun 30, 2017
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Management	Corporate & Other	Total Consoli- dated
Income (loss) before income taxes (IBIT)	611	338	238	(364)	822

Income tax expense					(357)

Net Income (loss)	409	227	159	(329)	466

Net income (loss) attributable to noncontrolling interests	0	0	0	(19)	(19)

Net Income attributable to DB shareholders	409	227	159	(348)	447

Average shareholders’ equity	44,991	15,323	4,698	0	65,013

Add (deduct) :

Average goodwill and other intangible assets	(3,029)	(2,127)	(3,775)	0	(8,930)

Average tangible shareholders’ equity	41,962	13,196	924	0	56,082

Post-tax return on average shareholders’ equity (in %)	3.6	5.9	13.5	N/M	2.7

Post-tax return on average tangible shareholders’ equity (in %)	3.9	6.9	68.9	N/M	3.2

N/M – Not meaningful

	Six months ended Jun 30, 2018
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Manage- ment	Corporate & Other	Total Consoli- dated
Income (loss) before income taxes (IBIT)	678	586	165	(286)	1,143

Income tax expense					(622)

Net Income (loss)	488	422	119	(508)	521

Net income (loss) attributable to noncontrolling interests	0	0	0	(40)	(40)

Net Income attributable to DB shareholders	488	422	119	(548)	481

Average shareholders’ equity	43,650	14,248	4,606	0	62,504

Add (deduct) :

Average goodwill and other intangible assets	(2,985)	(2,096)	(3,347)	0	(8,429)

Average tangible shareholders’ equity	40,665	12,151	1,258	0	54,074

Post-tax return on average shareholders’ equity (in %)	2.2	5.9	5.2	N/M	1.5

Post-tax return on average tangible shareholders’ equity (in %)	2.4	7.0	18.9	N/M	1.8

	Six months ended Jun 30, 2017
in € m. (unless stated otherwise)	Corporate & Investment Bank	Private & Commercial Bank	Asset Manage- ment	Corporate & Other	Total Consoli- dated
Income (loss) before income taxes (IBIT)	1,388	768	422	(878)	1,701

Income tax expense					(660)

Net Income (loss)	930	515	283	687	1,041

Net income (loss) attributable to noncontrolling interests	0	0	0	(23)	(23)

Net Income attributable to DB shareholders	930	515	283	710	1,018

Average shareholders’ equity	42,979	14,915	4,695	184	62,773

Add (deduct) :

Average goodwill and other intangible assets	(2,974)	(2,043)	(3,927)	(2)	(8,945)

Average tangible shareholders’ equity	40,005	12,873	768	182	53,828

Post-tax return on average shareholders’ equity (in %)	4.3	6.9	12.1	N/M	3.2

Post-tax return on average tangible shareholders’ equity (in %)	4.7	8.0	73.7	N/M	3.8

Adjusted Costs

Adjusted costs is one of the key performance indicators and is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted costs is calculated by adjusting noninterest expenses under IFRS for (i) impairment of goodwill and other intangible assets, (ii) litigation and (iii) restructuring and severance. For earlier periods, adjusted costs also adjusted noninterest expenses for policyholder benefits and claims, which arose from the Abbey Life Assurance business which was sold in late 2016. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses.

	Three months ended Jun 30, 2018
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Manage- ment	Corporate & Other	Total Consoli- dated
Noninterest expenses	3,071	2,194	441	77	5,784

Impairment of goodwill and other intangible assets	0	0	0	0	0

Litigation	(42)	(49)	16	44	(31)

Restructuring and severance	175	22	9	33	239

Adjusted costs	2,938	2,222	416	(0)	5,577

Deutsche Bank	Other Information (unaudited)
Interim Report as of June 30, 2018	Non-GAAP Financial Measures

	Three months ended Jun 30, 2017
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Manage- ment	Corporate & Other	Total Consoli- dated
Noninterest expenses	2,933	2,199	438	145	5,715

Impairment of goodwill and other intangible assets	6	0	0	0	6

Litigation	(78)	48	0	4	(26)

Restructuring and severance	80	9	4	1	95

Adjusted costs	2,925	2,142	434	140	5,641

	Six months ended Jun 30, 2018
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Manage- ment	Corporate & Other	Total Consoli- dated
Noninterest expenses	6,715	4,421	914	191	12,241

Impairment of goodwill and other intangible assets	0	0	0	0	0

Litigation	17	(70)	43	46	35

Restructuring and severance	202	31	13	33	280

Adjusted costs	6,496	4,460	858	112	11,926

	Six months ended Jun 30, 2017
in € m.	Corporate & Investment Bank	Private & Commercial Bank	Asset Manage- ment	Corporate & Other	Total Consoli- dated
Noninterest expenses	6,502	4,396	860	291	12,049

Impairment of goodwill and other intangible assets	6	0	0	0	6

Litigation	(105)	45	(1)	4	(57)

Restructuring and severance	141	(28)	8	2	124

Adjusted costs	6,460	4,378	852	285	11,976

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Tangible Book Value

in € m.	Jun 30, 2018	Dec 31, 2017
Total shareholders’ equity (Book value)	62,656	63,174

Goodwill and other intangible assets	(8,223)[1]	(8,839)

Tangible shareholders’ equity (Tangible book value)	54,433	54,335

1 Excludes Goodwill and other intangible assets attributable to partial sale of DWS.

Basic Shares Outstanding

in million (unless stated otherwise)	Jun 30, 2018	Dec 31, 2017
Number of shares issued	2,066.8	2,066.8

Treasury shares	(6.9)	(0.4)

Vested share awards	40.6	28.5

Basic shares outstanding	2,100.5	2,094.9

Book value per basic share outstanding in €	29.83	30.16

Tangible book value per basic share outstanding in €	25.91	25.94

Deutsche Bank	Other Information (unaudited)
Interim Report as of June 30, 2018	Non-GAAP Financial Measures

Fully loaded CRR/CRD 4 Measures

Our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes and are set forth throughout this document under CRR/CRD 4. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets.

When referring to Deutsche Bank results according to transitional rules we use the term “CRR/CRD 4”. When referring to results according to full application of the final CRR/CRD 4 framework (without consideration of applicable transitional methodology) we use the term “CRR/CRD 4 fully loaded”. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate, e.g., to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100%. In this regard, we assumed in our CRR/CRD 4 fully loaded methodology for a limited subset of equity positions that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions by the end of 2017. Since the fourth quarter of 2017 we have not applied this grandfathering rule anymore, but instead applied a risk weight between 190 % and 370 % determined based on Article 155 CRR under the CRR/CRD 4 fully loaded rules to all our equity positions. Consequently, no transitional arrangements are considered in our fully loaded RWA numbers since December 31, 2017. For the transitional CRR/CRD 4 RWA numbers these transitional arrangements have been considered lastly for December 31, 2017 and expired thereafter, resulting in no difference anymore for RWA under the fully loaded or transitional regime.

Since 2015 the Common Equity Tier 1 (CET 1) minimum capital requirement applicable to the Group is 4.5 % of risk weighted assets. In addition to these minimum capital requirements, various capital buffer requirements were phased in starting 2016 and will become fully effective from 2019 onwards. The development and maintenance of a high quality capital base which should primarily consist of Common Equity Tier 1 reflects one of the core elements of the CRR/CRD 4 framework. Specific regulatory adjustments were subject to transitional rules. For instance, deductions for deferred tax assets that rely on future profitability or deductions for indirect and synthetic holdings of own instruments and capital instruments issued by financial sector entities were phased in. These phase-in arrangements to the CET 1 were still applicable for December 31, 2017 reporting as the phase-in percentage was at 80 % in 2017. They are not applicable from January 1, 2018 onwards as the phase-in percentage increased to 100%. At the same time minority interest only recognizable under the transitional rules is now phased out with a 100 % phase-out rate since January 1, 2018.

Transitional arrangements are still applicable for Additional Tier 1 (AT1) and Tier 2 (T2) capital. Capital instruments that no longer qualify as AT1 or T2 capital under the CRR/CRD 4 fully loaded rules are subject to grandfathering rules during the transitional period and are being phased out from 2013 to 2022 with their recognition capped at 50 % in 2017, 40 % in 2018 and the cap decreasing by ten percentage points every year thereafter.

As the final implementation of CRR/CRD 4 may differ from our expectations, and our competitors’ assumptions and estimates regarding such implementation may vary, our fully loaded CRR/CRD 4 measures may not be comparable with similarly labelled measures used by our competitors.

We believe that these fully loaded CRR/CRD 4 calculations provide useful information to investors as they reflect our progress against the new regulatory capital standards and as many of our competitors have been describing CRR/CRD 4 calculations on a fully loaded basis.

For descriptions of these fully loaded CRR/CRD 4 measures and the differences from the most directly comparable measures under the CRR/CRD 4 transitional rules, please refer to “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio”, in particular the subsections thereof entitled “Development of Regulatory Capital”, “Development of Risk-Weighted Assets” and “Leverage Ratio”.

Deutsche Bank	Imprint
Interim Report as of June 30, 2018

Imprint

Deutsche Bank

Aktiengesellschaft

Taunusanlage 12

60262 Frankfurt am Main

Germany

Telephone: +49 69 910-00

deutsche.bank@db.com

Investor Relations

+49 800 910-8000

db.ir@db.com

Publication

Published on July 25, 2018

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations and the assumptions underlying them. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our revenues and in which we hold a substantial portion of our assets, the development of asset prices and market volatility, potential defaults of borrowers or trading counterparties, the implementation of our strategic initiatives, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 16, 2018 under the heading “Risk Factors”.